PARK NATIONAL CORPORATION



2007 ANNUAL REPORT

TABLE OF CONTENTS

Net income in 2007 totaled $22.7 million, a decrease of 75.9% from 2006 net income of $94.1 million. Diluted earnings per share declined from $6.74 in 2006 to $1.60 in 2007, a reduction of 76.3%.

As announced in January, 2008, we wrote down the value of goodwill on our balance sheet at December 31, 2007 by $54 million. This was charged against net income and reduced the stated capital of Park by the identical amount.

Excluding the goodwill impairment charge, net income would have been $76.7 million and diluted earnings per share would have been $5.40.

We could describe at some length the accounting for bank acquisitions, how our regulatory net worth and the "real" net income from continuing operations or some other commonly used refrain were not affected by this charge. And we could provide a complete explanation about how regulators and informed investors alike exclude goodwill as a tangible asset, and how, from their perspective, the write down was a non-event in terms of valuing the worth of our company.

But we will not be tempted to take such a path. The simple fact is that the record will always show that our net income in 2007 was $22.7 million. It is not a record that instills pride in either of us, our associates or our board of directors.

What occurred in 2007 was unprecedented, at least for our company. We formally concluded the acquisition of Vision Bancshares, Inc. ("Vision") in the first quarter of last year. We subsequently wrote down the value of the purchase by $54 million by the end of the fourth quarter of last year.

The intent to acquire Vision was announced in September, 2006. Evaluated within the context of bank mergers and acquisitions at the time, we believed the terms of the transaction were reasonable compared to merger and acquisition transactions of a similar nature.

By late 2007 general economic conditions, and especially single family real estate and the related demand for homes, had deteriorated significantly. As a result of these changes, Vision began experiencing credit problems during the third quarter. These credit problems escalated during the fourth quarter and caused us to conclude that the goodwill of $109 million recorded at the time of the acquisition of Vision was possibly impaired. A goodwill impairment analysis was completed and the conclusion was that—just 15 months following the original announcement—the goodwill associated with the purchase was overstated by the amount we subsequently recognized as an impairment charge.

We study general economic conditions in the normal course of our business and attempt to employ strategies that help us succeed in various environments. For example, we understood and accepted the economic risks associated with doing business in the Vision markets. But we did not anticipate the severity and abruptness of the changes that occurred after Vision joined us.

In addition to the impairment charge of $54 million, Vision lost approximately $6.6 million from normal operations which included a provision for loan losses of $19.4 million. Vision's nonperforming loans increased to $63.5 million at year-end 2007, 9.9% of outstanding loans. The ultimate loss to be realized on Vision's loan portfolio is unknown. However, we recognized $8.6 million in net loan charge-offs during 2007 and increased the allowance for loan losses by $10.8 million during 2007 to $20.2 million, 3.15% of year-end loan balances. Our intent was to recognize all known losses at December 31, 2007 and to reserve for all probable losses in the loan portfolio.

We want to be clear that these losses are not the fault of Vision associates. Changes in economic conditions were largely responsible for the losses and the extraordinary increase in nonperforming loans.

The impairment charge is history. There is nothing we can do about the past but learn from the experience and marshal our resources to help minimize future losses.

As we enter 2008, questions about the economy continue. We cannot control the economy. But we can control our expenses, our efforts to compete relentlessly for new customers and our determination to serve existing clients and customers better.

We considered expanding this letter by describing the many initiatives we have under way. We are proud of the efforts of our associates in developing and executing on several concurrent agendas. However, we concluded it is better to be brief this year and not offer excuses, deny or run the risk of appearing to gloss over the impairment charge that resulted from our purchase of Vision.

Our crystal ball is as clouded as anyone's. We are able to predict the future no better today than we could a year ago. Yet we are very comfortable predicting that we and our associates will do all within our power to return this organization to the high levels of performance that our fellow stockholders expect and deserve.

We want to close by assuring you that our newest associates at Vision fit our culture as well as we first anticipated. We did not err in such a critical assessment. They are a welcome addition to the fabric of our company, and we remain optimistic about the future. As always, we appreciate your support and referral of prospective customers and clients.



C. Daniel DeLawder
Chairman



David L. Trautman
President

(Dollars in thousands, except per share data)	2007	2006	Percent Change
Earnings:			
Total interest income	**$ 401,824**	$ 334,559	20.11%
Total interest expense	**167,147**	121,315	37.78%
Net interest income	**234,677**	213,244	10.05%
Net income	**22,707**	94,091	–75.87%
Net income before impairment charge (a)	**76,742**	94,091	–18.44%
Per Share:			
Net income – basic	**1.60**	6.75	–76.30%
Net income – diluted	**1.60**	6.74	–76.26%
Net income per share before impairment charge – diluted (a)	**5.40**	6.74	–19.88%
Cash dividends declared	**3.73**	3.69	1.08%
Book value (end of period)	**41.54**	40.98	1.37%
At Year-End:			
Total assets	**$6,501,102**	$5,470,876	18.83%
Deposits	**4,439,239**	3,825,534	16.04%
Loans	**4,224,134**	3,480,702	21.36%
Investment securities	**1,703,103**	1,513,498	12.53%
Total borrowings	**1,389,727**	979,913	41.82%
Stockholders' equity	**580,012**	570,439	1.68%
Ratios:			
Return on average equity	**3.67%**	17.26%	—
Return on average equity before impairment charge (a)	**12.40%**	17.26%	—
Return on average assets	**0.37%**	1.75%	—
Return on average assets before impairment charge (a)	**1.24%**	1.75%	—
Efficiency ratio	**72.74%**	50.35%	—

(a) Net income for the year has been adjusted for the impairment charge to goodwill. Net income before impairment charge equals net income for the year plus the impairment charge to goodwill of $54,035.

Twelve Months Ended December 31 (In thousands, except per share data)	2007	2006
Reconciliation of net income to net income before impairment charge:		
Net income	**$22,707**	$94,091
Plus goodwill impairment charge	**54,035**	—
Net income before impairment charge	**$76,742**	$94,091
Reconciliation of net income per share – diluted to net income per share – diluted before impairment charge:		
Net income per share – diluted	**$1.60**	$6.74
Plus impairment charge to goodwill per share – diluted	**3.80**	—
Net income per share – diluted before impairment charge	**$5.40**	$6.74

STOCK LISTING:

AMEX Symbol – PRK
CUSIP #700658107

GENERAL STOCKHOLDER INQUIRIES:

Park National Corporation
David L. Trautman, Secretary
50 North Third Street
Post Office Box 3500
Newark, Ohio 43058-3500
740/349-3927

DIVIDEND REINVESTMENT PLAN:

The Corporation offers a plan whereby participating stockholders can purchase additional shares of Park National Corporation common stock through automatic reinvestment of their regular quarterly cash dividends. All commissions and fees connected with the purchase and safekeeping of the shares are paid by the Corporation. Details of the plan and an enrollment card can be obtained by contacting the Corporation's Stock Transfer Agent and Registrar as indicated below.

DIRECT DEPOSIT OF DIVIDENDS:

The Corporation's stockholders may have their dividend payments directly deposited into their checking, savings or money market account. This direct deposit of dividends is free for all stockholders. If you have any questions or need an enrollment form, please contact the Corporation's Stock Transfer Agent and Registrar indicated below.

STOCK TRANSFER AGENT AND REGISTRAR:

First-Knox National Bank
Post Office Box 1270
One South Main Street
Mount Vernon, Ohio 43050-1270
800/837-5266 Ext. 5208

FORM 10-K:

All forms filed by the Corporation with the SEC (including our Form 10-K for 2007) are available on our website by clicking on the Documents/SEC Filings section of the Investor Relations page. These forms may also be obtained, without charge, by contacting the Secretary as indicated above.

INTERNET ADDRESS:

www.parknationalcorp.com

E-MAIL:

David L. Trautman
dtrautman@parknationalbank.com

PARK NATIONAL CORPORATION

Park National Corporation

Board of Directors



Back Row: **William A. Phillips** - Chairman, Century National Bank; **F.W. Englefield IV** - President, Englefield, Inc.; **Nicholas L. Berning** - Owner, Berning Financial Consulting; **Rick R. Taylor** - President, Jay Industries, Inc.

Middle Row: **David L. Trautman** - President; **John J. O'Neill** - Chairman, Southgate Corporation; **Maureen Buchwald** - Owner, Glen Hill Orchards, LLC; **James J. Cullers** - Sole Proprietor, Mediation and Arbitration Services; **C. Daniel DeLawder** - Chairman

Front Row: **Harry O. Egger** - Vice Chairman; **J. Gilbert Reese** - Retired, Reese, Pyle, Drake & Meyer, P.L.L.; **Lee Zazworsky** - President, Mid State Systems, Inc.; **William T. McConnell** - Chairman of the Executive Committee

Executive Officers

C. Daniel DeLawder	Chairman
David L. Trautman	President/Secretary
William T. McConnell	Chairman of the Executive Committee
John W. Kozak	Chief Financial Officer
Harry O. Egger	Vice Chairman

PARK NATIONAL CORPORATION

CENTURY NATIONAL BANK


THE CITIZENS NATIONAL BANK

FAIRFIELD NATIONAL BANK

Farmers Bank
Farmers and Savings Bank

FIRST-KNOX NATIONAL BANK

GUARDIAN FINANCE COMPANY


PARK NATIONAL BANK

PARK NATIONAL BANK

Richland Bank
Richland Trust Company

SNB SECOND NATIONAL BANK

Scope Aircraft Finance

SECURITY NATIONAL BANK

United Bank, N.A.

Unity National Bank


Vision Bank

Williams Fulton Lucas Ottawa Erie Lake Ashtabula Defiance Henry Wood Sandusky Huron Lorain Cuyahoga Geauga Trumbull Paulding Putnam Hancock Seneca Medina Summit Portage Mahoning Van Wert Allen Wyandot Richland Wayne Stark Columbiana Auglaize Hardin Carroll Logan Delaware Harrison Jefferson Shelby Union Guernsey Belmont Clark Noble Monroe Preble Greene Fayette Pickaway Morgan Washington Warren Clinton Ross Vinton Highland Pike Jackson Meigs Brown Adams Scioto Gallia Lawrence Kenton Campbell

Kentucky

Alabama

Mobile

Escambia

Florida

Century National Bank
Citizens National Bank
Fairfield National Bank
Farmers Bank
First-Knox National Bank
Park National Bank
Park National Bank
Southwest Ohio & Northern Kentucky
Richland Bank
Second National Bank
Security National Bank
United Bank
Unity National Bank
Vision Bank Alabama
Vision Bank Florida

S Scope Aircraft Finance

G Guardian Finance Company

Consolidated Computer Center and Park Title are headquartered in Newark, Ohio.

CENTURY
NATIONAL BANK

Century National Bank

Board of Directors


Michael L. Bennett
The Longaberger Company


Ronald A. Bucci
Buckeye Stoneware


Ward D. Coffman, III
Coffman Law Offices


Robert D. Goodrich, II
Wendy's Management Group, Inc.


Patrick L. Hennessey
P & D Transportation, Inc.


Robert D. Kessler
Kessler Sign Company


Henry C. Littick, II
Southeastern Ohio Broadcasting Systems, Inc.


Thomas M. Lyall
President


Timothy S. McLain, CPA
McLain, Hill, Rugg and Associates, Inc.


Don R. Parkhill
Jacobs, Vanaman Agency, Inc.


William A. Phillips
Chairman


James L. Shipley
Miller-Lynn Insurance Service and Smith-Brogan Insurance Agency


Thomas L. Sieber
Retired Hospital Administrator


Dr. Anne C. Steele
Muskingum College


Dr. Robert J. Thompson
Neurological Associates of Southeastern Ohio, Inc.

Office Locations

Main Office - Zanesville
14 South Fifth Street

Athens*
898 East State Street

Coshocton*
100 Downtowner Plaza

Coshocton - Main Street*
639 Main Street

Dresden*
91 West Dave Longaberger Avenue

Logan*
61 North Market Street

Newcomerstown*
220 East State Street

New Concord*
1 West Main Street

New Lexington*
206 North Main Street

Zanesville - East*
1705 East Pike

Zanesville - Kroger*
3387 Maple Avenue

Zanesville - Lending Center*
505 Market Street

Zanesville - North*
1201 Brandywine Boulevard

Zanesville - North Military*
990 Military Road

Zanesville - South*
2127 Maysville Avenue

Zanesville - South Maysville*
2810 Maysville Pike

*Automated Teller Machine

Off-Site ATM Locations

Frazeysburg - The Longaberger Homestead
5563 West Raiders Road

Zanesville - Genesis HealthCare System - Bethesda Campus
2951 Maple Avenue

Zanesville - Genesis HealthCare System - Good Samaritan Campus
800 Forest Avenue

The Citizens National Bank

Board of Directors


Rick Cole
Colepak, Inc.


Jeffrey A. Darding
President


William C. Fralick
Security National Bank


Dr. Robert Head
Urbana University


Robert McConnell
Desmond-Stephan Mfg. Co.


Scott Michael
Michael Farms, Inc.


Ralph Smucker
Smucker Insurance Agency


James R. Wilson
Chairman and Retired President

Office Locations

Main Office - Urbana*
1 Monument Square

Mechanicsburg*
2 South Main Street

North Lewisburg*
8 West Maple Street

Plain City
105 West Main Street

Urbana - Scioto Street*
828 Scioto Street

*Automated Teller Machine

Off-Site ATM Locations

Plain City - Shell
440 South Jefferson Street

Urbana - Champaign County Community Center
1512 South US Highway 68

FAIRFIELD NATIONAL BANK
DIVISION OF THE PARK NATIONAL BANK

Fairfield National Division

Advisory Board


Charles P. Bird, Ph.D.
Ohio University


Leonard F. Gorsuch
Fairfield Homes, Inc.


Edward J. Gurile
Senior Vice President


Eleanor V. Hood
The Lancaster Festival


Jonathan W. Nusbaum, M.D.
Fairfield Medical Center


S. Alan Risch
Risch Drug Stores, Inc.


Mina H. Ubbing
Fairfield Medical Center


Paul Van Camp
P.V.C. Limited


Stephen G. Wells
President

Office Locations

Main Office - Lancaster
143 West Main Street

Main Office Drive-Thru*
150 West Wheeling Street

Baltimore*
1301 West Market Street

Canal Winchester - Kroger*
6095 Gender Road

Lancaster - East Main*
1001 East Main Street

Lancaster - East Main Street - Kroger*
1141 East Main Street

Lancaster - Meijer*
2900 Columbus-Lancaster Road

Lancaster - Memorial Drive*
1280 North Memorial Drive

Lancaster - Memorial Drive - Kroger*
1735 North Memorial Drive

Lancaster - West Fair*
1001 West Fair Avenue

Pickerington - Central - Kroger*
1045 Hill Road North

Pickerington - North - Kroger*
7833 Refugee Road NW

Reynoldsburg - Slate Ridge*
1988 Baltimore-Reynoldsburg Road (Route 256)

*Automated Teller Machine

Off-Site ATM Locations

Lancaster - Fairfield Medical Center (2)
401 North Ewing Street

Lancaster - River View Surgery Center
2405 North Columbus Street

FarmersBank
Farmers and Savings Bank

Farmers and Savings Division

Advisory Board


Patricia A. Byerly
Byerly Lindsey Funeral Home


Timothy R. Cowen
Cowen Truck Line, Inc.


James S. Lingenfelter
President


Roger E. Stitzlein
Loudonville Farmers Equity


Chris D. Tuttle
Amish Oak Furniture Company, Inc.


Gordon E. Yance
First-Knox National Bank

Office Locations

Main Office - Loudonville*
120 North Water Street

Ashland*
1161 East Main Street

Perrysville*
112 North Bridge Street

*Automated Teller Machine

Off-Site ATM Locations

Ashland
1161 East Main Street

Loudonville - Stake's Short Stop
3052 State Route 3

The First-Knox National Bank

Board of Directors


Maureen Buchwald
Glen Hill Orchards, LLC


James J. Cullers
Mediation and Arbitration Services


Ronald J. Hawk
Danville Feed and Supply, Inc.


William B. Levering
Levering Management, Inc.


Noel C. Parrish
NOE, Inc.


Mark R. Ramser
Ohio Cumberland Gas Co.


R. Daniel Snyder
Retired Director Snyder Funeral Homes, Inc.


Roger E. Stitzlein
Loudonville Farmers Equity


Gordy E. Yance
President

During 2007 the Ohio banking industry lost a long-time advocate. Carlos E. Watkins exemplified exceptional character and a desire to make a difference during his 20 year affiliation with The First-Knox National Bank as President and Director. He was a good friend and a great banker who will be missed by all.

Office Locations

Main Office - Mount Vernon
One South Main Street

Bellville*
154 Main Street

Centerburg*
35 West Main Street, Drawer F

Danville*
Public Square

Fredericktown*
137 North Main Street

Millersburg*
225 North Clay Street

Millersburg - Wal-Mart*
1640 South Washington Street

Mount Gilead
17 West High Street

Mount Gilead - Edison*
504 West High Street

Mount Vernon - Blackjack Road*
8641 Blackjack Road

Mount Vernon - Coshocton Avenue*
810 Coshocton Avenue

Operations Center
105 West Vine Street

*Automated Teller Machine

Off-Site ATM Locations

Fredericktown - Hot Rod's
10103 Mount Gilead Road

Gambier - Kenyon College Bookstore
106 Gaskin Avenue

Howard - Apple Valley
21973 Coshocton Road

Mount Gilead - ATD Enterprises Marathon
6154 State Route 95

Mount Gilead - Morrow County Hospital
651 West Marion Street

Mount Vernon - Colonial City Lanes
110 Mount Vernon Avenue

Mount Vernon - Knox Community Hospital
1330 Coshocton Road

Mount Vernon - Mount Vernon Nazarene University
800 Martinsburg Road

Mount Vernon
11 West Vine Street

PARK
NATIONAL BANK

The Park National Bank

Board of Directors


Donna M. Alvarado
AGUILA International


C. Daniel DeLawder
Chairman


F.W. Englefield IV
Englefield, Inc.


John W. Kozak
Chief Financial Officer


William T. McConnell
Chairman of the Executive Committee


Dr. Charles Noble, Sr.
Shiloh Missionary Baptist Church


John J. O'Neill
Southgate Corporation


Robert E. O'Neill
Southgate Corporation


J. Gilbert Reese
Retired
Reese, Pyle, Drake & Meyer, P.L.L.


David L. Trautman
President


Lee Zazworsky
Mid State Systems, Inc.

Office Locations

Main Office - Newark*
50 North Third Street

Columbus
140 East Town Street, Suite 1010

Gahanna - Kroger*
1365 Stoneridge Drive

Granville*
119 East Broadway

Heath - Southgate*
567 Hebron Road

Heath - 30th Street*
800 South 30th Street

Hebron*
103 East Main Street

Johnstown*
60 West Coshocton Street

Kirkersville
177 East Main Street

Newark - Deo Drive - Kroger*
245 Deo Drive

Newark - Dugway*
1495 Granville Road

Newark - Eastland*
1008 East Main Street

Newark - McMillen*
1633 West Main Street

Newark - 21st Street*
990 North 21st Street

Pataskala - Kroger**
350 East Broad Street

Reynoldsburg - Kroger*
8460 Main Street

Utica*
33 South Main Street

Worthington*
7140 North High Street

Operations Center
21 South First Street

*Automated Teller Machine
**Automated Teller Machine Drive-up and Inside

Off-Site ATM Locations

Granville - Denison University
Slayter Hall

Hebron - Kroger
600 East Main Street

Newark - Licking Memorial Hospital
1320 West Main Street

Newark - OSU-N/COTC
1179 University Drive

Reynoldsburg - Kroger
6962 East Main Street

Park National Bank of Southwest Ohio & Northern Kentucky Division

Advisory Board


Nicholas L. Berning
Berning Financial Consulting


Thomas J. Button
The Park National Bank


K. Douglas Compton
President


Daniel L. Earley
Chairman
Retired President


Richard W. Holmes
Retired Partner
PricewaterhouseCoopers LLP


Donald J. Zimmerman
Retired
Ohio National Financial Services

Office Locations

Main Office - Milford
400 TechneCenter Drive

Amelia - Main Street*
5 West Main Street

Amelia - Ohio Pike*
1187 Ohio Pike

Anderson*
1075 Nimitzview Drive

Dayton
7887 Washington Village Drive, Suite 310

Eastgate - bigg's*
4450 Eastgate Boulevard

Eastgate Mall*
4609 Eastgate Boulevard

Florence
600 Meijer Drive, Suite 303

Milford*
25 Main Street

New Richmond
100 Western Avenue

Owensville*
5100 State Route 132

West Chester*
8366 Princeton-Glendale Road

*Automated Teller Machine

Off-Site ATM Locations

Batavia - UC Clermont College Auditorium
4200 College Drive

New Richmond - Berry Pharmacy
1041 Old US 52

Richland Bank
Richland Trust Company
MEMBER FDIC

The Richland Trust Company

Board of Directors


Ronald L. Adams
Retired
DAI Emulsions, Inc.


Mark Breitinger
Milark Industries


Michael L. Chambers
J & B Acoustical


Benjamin A. Goldman
Retired
Superior Building Services


David J. Gooch
President


Timothy J. Lehman
The Park National Bank


Grant E. Milliron
Milliron Industries


Shirley Monica
S.S.M. Inc.


Linda H. Smith
Ashwood LLC


Rick R. Taylor
Jay Industries, Inc.

Office Locations

Main Office - Mansfield*
3 North Main Street

Butler*
85 Main Street

Lexington*
276 East Main Street

Mansfield - Ashland Road*
797 Ashland Road

Mansfield - Cook Road*
460 West Cook Road

Mansfield - Lexington Avenue - Kroger*
1500 Lexington Avenue

Mansfield - Madison - Kroger*
1060 Ashland Road

Mansfield - Marion Avenue*
50 Marion Avenue

Mansfield - Springmill*
889 North Trimble Road

Mansfield - West Park*
1255 Park Avenue West

Ontario*
325 North Lexington-Springmill Road

Shelby - Mansfield Avenue*
155 Mansfield Avenue

*Automated Teller Machine

Off-Site ATM Locations

Mansfield - Kroger
1240 Park Avenue West

Mansfield - McDonald's Restaurant
State Route 13 and 71
25 West Hanley Road

Second National Bank

SECOND NATIONAL BANK

Board of Directors


Tyeis Baker-Baumann
Rebsco, Inc.


Fred C. Brumbaugh
Retired
Nelson Tree Service


Neil J. Diller
Cooper Farms, Inc.


Jeff Hittle
Hittle Pontiac-Cadillac-GMC Dealership


Wesley M. Jetter
Ft. Recovery Industries


Marvin J. Stammen
President

Office Locations

Main Office - Greenville
499 South Broadway

Arcanum - Downtown
1 West George Street

Arcanum - North*
603 North Main Street

Ft. Recovery*
117 North Wayne Street

Greenville - Brethren Retirement Community
750 Chestnut Street

Greenville - North*
1302 Wagner Avenue

Greenville - Third and Walnut*
East Third and Walnut

Greenville - Wal-Mart Supercenter Store*
1501 Wagner Avenue

Versailles*
101 West Main Street

*Automated Teller Machine

Off-Site ATM Locations

Greenville - Whirlpool Corporation
1701 Kitchenaid Way

SECURITY NATIONAL BANK

Security National Bank

Board of Directors


R. Andrew Bell
Consolidated Insurance Company


Harry O. Egger
Chairman and Retired President


Larry D. Ewald
Retired - Process Equipment Company


William C. Fralick
President


Larry E. Kaffenbarger
Kaffenbarger Truck Equipment Company


Thomas P. Loftis
Midland Properties, Inc.


Dr. Karen E. Rafinski
Clark State Community College


Chester L. Walthall
Heat-Treating, Inc.


Robert A. Warren
Hauck Bros., Inc.

Office Locations

Main Office - Springfield*
40 South Limestone Street

Enon*
3680 Marion Drive

Jamestown*
82 West Washington Street

Jamestown - Shawnee*
3566 Jasper Road

Jeffersonville*
2 South Main Street

Medway
130 West Main Street

New Carlisle*
201 North Main Street

New Carlisle - Park Layne*
2035 South Dayton-Lakeview Road

South Charleston*
102 South Chillicothe Street

Springfield - Derr Road - Kroger*
2989 Derr Road

Springfield - East Main*
2730 East Main Street

Springfield - North Limestone*
1756 North Limestone Street

Springfield - Northridge*
1600 Morefield Road

Springfield - Western*
920 West Main Street

Xenia Downtown*
161 East Main Street

Xenia Plaza*
82 North Allison Avenue

*Automated Teller Machine

Off-Site ATM Locations

Springfield
2051 North Bechtle Avenue

Springfield - Clark County Fairgrounds - Champions Center
4122 Layboune Road

Springfield - Mercy Medical Center
1343 North Fountain Boulevard

Springfield - Wittenberg University - Student Center
738 Woodlawn Avenue

Springfield - Wittenberg University - HPER Center
250 Bill Edwards Drive

Springfield - Young's Jersey Dairy
6880 Springfield-Xenia Road

United Bank

United Bank, N.A.

Board of Directors



W. J. Blicke
Retired
United Bank, N.A.



James J. Kennedy
Ohio Mutual
Insurance Group



Michele McElligott
Pigman, Brown,
McElligott Ltd.



Kenneth A. Parr, Jr.
Parr Insurance
Agency, Inc.



Douglas M. Schilling
Schilling Graphics, Inc.



Donald R. Stone
President



Douglas Wilson
Rindfuss Realty

Office Locations

Main Office - Bucyrus*
401 South Sandusky Avenue

Caledonia*
140 East Marion Street

Crestline*
245 North Seltzer Street

Galion*
8 Public Square

Marion
685 Delaware Avenue

Marion - Wal-Mart Super Center*
1546 Marion-Mt. Gilead Road

Prospect*
105 North Main Street

Waldo
133 North Marion Street

*Automated Teller Machine

Unity National Bank

Unity National Division

Advisory Board


Dr. Richard N. Adams
Self-employed Consultant


Tamara Baird-Ganley
Baird Funeral Home


Michael C. Bardo
Hartzell Industries, Inc.


John A. Brown
President


Thomas E. Dysinger
Dysinger, Stewart & Stewart, LLC


William C. Fralick
Security National Bank


Dr. Douglas D. Hulme
Oakview Veterinary Hospital


Timothy Johnston
Self-employed Consultant


W. Samuel Robinson
Murray, Wells, Wendeln & Robinson CPAs, Inc.

Office Locations

Main Office - Piqua*
215 North Wayne Street

Administrative Office - Piqua
212 North Main Street

Piqua - Sunset*
1603 Covington Avenue

Piqua - Wal-Mart*
1300 East Ash Street

Tipp City*
1176 West Main Street

Troy
1314 West Main Street

Troy - Wal-Mart*
1801 West Main Street

*Automated Teller Machine

Off-Site ATM Locations

Troy - Upper Valley Medical Center
3130 North Dixie Highway



Vision Bank - Alabama

Advisory Board


Gordon Barnhill
Barnhill Land & Real Estate


Barney Blanchard
Real Estate Developer


Andrew Braswell
Vision Bank


C. Daniel DeLawder
Park National Corporation


John B. Foley, IV
Cunningham, Foley & Barnes


Joey W. Ginn
Chairman


Anthony Kaiser
Realty Executives - Gulf Shores


Henry N. Lyda, III
Retired
University of Alabama


Robert S. McKean
Retired
Vision Bank


Christopher S. McManus
D.M.D.
Baldwin County Endodontics, PC


Katherine A. Monroe
A G Edwards


James R. Owen, Jr.
Gulf Shores Title Co., Inc.


Rick Phillips
Ono Professional Partners


Daniel Scarbrough, MD
Community Health Systems

Office Locations

Main Office - Gulf Shores*
2201 West First Street

Daphne*
28720 US Highway 98

Elberta*
24989 State Street

Fairhope*
218 North Greeno Road

Foley*
501 South McKenzie Street

Orange Beach*
25051 Canal Road

Point Clear*
17008 Scenic Highway 98

Robertsdale
22245-3A Highway 59

*Automated Teller Machine

Off-Site ATM Locations

Elberta - Wolf Bay Lodge
9050 Pinewood Avenue

Elberta - Ya'll Stop & Go
25931 County Road 32

Foley - McDonald's
1010 South McKenzie Street

Gulf Shores - McDonald's
2000 Gulf Shores Parkway

Orange Beach - Lester's
24821 Canal Road

Orange Beach - Sam's
27123 Canal Road

Point Clear - Grand Hotel
1 Grand Boulevard

Vision Bank - Florida

Board of Directors


Dr. James D. Campbell, Sr.
James D. Campbell, D.D.S., M.S.


William A. Cathey
Cathey's Hardware


C. Daniel DeLawder
Park National Corporation


Joey W. Ginn
Chairman


Charles S. Isler, III
Isler, Sombathy & Sombathy, P.A. Attorneys at law


Patrick Koehnemann
Koehnemann Construction, Inc.


Lana Jane Lewis-Brent
Paul Brent Designer, Inc.


Robert S. McKean
Retired Vision Bank


Jimmy Patronis, Jr.
Captain Andrew's Restaurant


Jack B. Prescott
Retired
Smurfit-Stone Container


Ralph Rish
Preble-Rish, Inc.


John S. Robbins
Vision Bank


Jerry F. Sowell, Jr., CPA
Segers Sowell Stewart & Johnson, PA


Dr. James Strohmenger
Bay Radiology Associates


Kim Styles-DiBacco
Styles Designs

Office Locations

Main Office - Panama City*
2200 Stanford Road

Destin*
1021 Highway 98 East, Suite A

Navarre
7552 Navarre Parkway, Unit 56

Panama City Beach*
16901 Panama City Beach Parkway

Panama City Beach - Beckrich*
559 Beckrich Road

Port St Joe*
529 Cecil G Costin, Sr. Boulevard

Port St Joe Beach*
8134 West Highway 98

Santa Rosa Beach*
1598 South County Highway 393, Suite 106

Tallahassee
1414 North Piedmont Way, Suite 100

Wewahitchka*
125 North Highway 71

*Automated Teller Machine

Off-Site ATM Locations

Panama City - Panama City International Airport
3173 Airport Road

This financial review presents management's discussion and analysis of the financial condition and results of operations for Park National Corporation ("Park" or the "Corporation"). This discussion should be read in conjunction with the consolidated financial statements and related notes and the five-year summary of selected financial data. Management's discussion and analysis contains forward-looking statements that are provided to assist in the understanding of anticipated future financial performance. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance. The forward-looking statements are based on management's expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements. Risks and uncertainties that could cause actual results to differ materially include, without limitation, Park's ability to execute its business plan, Park's ability to successfully integrate acquisitions into Park's operations, Park's ability to achieve the anticipated cost savings and revenue synergies from acquisitions, Park's ability to convert its Ohio-based community banking subsidiaries and divisions to one operating system and combine their charters, changes in general economic and financial market conditions, deterioration in credit conditions in the markets in which Park's subsidiary banks operate, changes in interest rates, changes in the competitive environment, changes in banking regulations or other regulatory or legislative requirements affecting the respective businesses of Park and its subsidiaries, changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board or other regulatory agencies, demand for loans in the respective market areas served by Park and its subsidiaries, and other risk factors relating to our industry as detailed from time to time in Park's reports filed with the Securities and Exchange Commission ("SEC") including those described in "Item 1A. Risk Factors" of Park's Annual Report on Form 10-K for the fiscal year ended December 31, 2007. Undue reliance should not be placed on the forward-looking statements, which speak only as of the date hereof. Park does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions that may be made to update any forward-looking statement to reflect the events or circumstances after the date on which the forward-looking statement is made, or reflect the occurrence of unanticipated events, except to the extent required by law.

ACQUISITION OF VISION BANCSHARES, INC.

On March 9, 2007, Park acquired all of the stock and outstanding stock options of Vision Bancshares, Inc. ("Vision") for $87.8 million in cash and 792,937 shares of Park common stock valued at $83.3 million or $105.00 per share. The goodwill recognized was $109.0 million. The fair value of the acquired assets of Vision was $686.5 million and the fair value of the liabilities assumed was $624.4 million as of March 9, 2007.

At the time of the acquisition, Vision operated two bank subsidiaries (both named Vision Bank) which became bank subsidiaries of Park on March 9, 2007. On July 20, 2007, the bank operations of the two Vision Banks were consolidated under a single charter through the merger of the Vision Bank headquartered in Gulf Shores, Alabama with and into the Vision Bank headquartered in Panama City, Florida. Vision Bank operates under a Florida banking charter and has 18 branch locations in Baldwin County, Alabama and in the Florida panhandle. The markets that Vision Bank operates in are expected to grow faster than many of the non-metro markets in which Park's subsidiary banks operate in Ohio. Management expects that the acquisition of Vision will improve the future growth rate for Park's loans and deposits. However, the acquisition of Vision had a significant negative impact on Park's net income in 2007. Please see the next section "Overview" for a discussion of the net loss at Vision Bank in 2007.

OVERVIEW

Net income for 2007 decreased by $71.4 million or 75.9% to $22.7 million, compared to net income of $94.1 million for 2006. The primary reason for the large decrease in net income was the net loss of $60.7 million at Vision Bank from the date of the acquisition (March 9, 2007) through December 31, 2007. Vision Bank recognized a goodwill impairment charge of $54.0 million during the fourth quarter of 2007. Diluted earnings per share decreased by 76.3% to $1.60 for 2007 compared to $6.74 for 2006. Excluding the goodwill impairment charge of $54.0 million or $3.80 per diluted share, net income was $76.7 million in 2007 and diluted earnings per share were $5.40 in 2007, a decrease of 18.4% in net income and 19.9% in diluted earnings per share compared to 2006.

The following tables show the components of net income for 2007 by quarter for Park, Vision Bank and Park excluding Vision Bank.

Park – Summary Income Statement

(For the year ended December 31, 2007)

(In thousands)	March 31	June 30	Sept. 30	Dec. 31	Total
Net interest income	$54,898	$60,410	$59,416	$ 59,953	**$234,677**
Provision for loan losses	2,205	2,881	5,793	18,597	**29,476**
Other income	16,174	18,462	19,060	17,944	**71,640**
Other expense	39,309	42,480	42,817	99,558	**224,164**
Income (loss) before taxes	29,558	33,511	29,866	(40,258)	**52,677**
Income taxes	8,495	10,001	8,562	2,912	**29,970**
Net income (loss)	$21,063	$23,510	$21,304	$(43,170)	**$ 22,707**

Vision Bank – Summary Income Statement

(For the period March 9, 2007 through December 31, 2007)

(In thousands)	March 31	June 30	Sept. 30	Dec. 31	Total
Net interest income	$2,075	$8,260	$7,744	$ 5,677	**$ 23,756**
Provision for loan losses	—	85	2,420	16,920	**19,425**
Other income	266	990	1,121	1,088	**3,465**
Other expense	1,405	5,707	6,189	59,279	**72,580**
Income (loss) before taxes	936	3,458	256	(69,434)	**(64,784)**
Income taxes	356	1,297	80	(5,836)	**(4,103)**
Net income (loss)	$ 580	$2,161	$ 176	$(63,598)	**$(60,681)**

Vision Bank began experiencing credit problems during the third quarter. Net loan charge-offs were $2.2 million during the third quarter and nonperforming loans increased by $19.8 million to $26.3 million. During the fourth quarter, net loan charge-offs were $6.4 million and nonperforming loans increased by $37.2 million to $63.5 million or 9.9% of year-end loan balances. From the date of acquisition (March 9, 2007) through December 31, 2007, net loan charge-offs for Vision Bank were $8.6 million or an annualized 1.71% of average loans. As a result of the credit problems at Vision Bank, Park's management determined during the fourth quarter that the goodwill of $109.0 million recorded at the time of acquisition was possibly impaired. A goodwill impairment analysis was completed and the conclusion was reached that a goodwill impairment charge of $54.0 million be recorded at Vision Bank at year-end 2007 to reduce the goodwill balance to $55.0 million.

Park Excluding Vision Bank – Summary Income Statement

(For the year ended December 31, 2007)

(In thousands)	March 31	June 30	Sept. 30	Dec. 31	Total
Net interest income	$52,823	$52,150	$51,672	$54,276	**$210,921**
Provision for loan losses	2,205	2,796	3,373	1,677	**10,051**
Other income	15,908	17,472	17,939	16,856	**68,175**
Other expense	37,904	36,773	36,628	40,279	**151,584**
Income before taxes	28,622	30,053	29,610	29,176	**117,461**
Income taxes	8,139	8,704	8,482	8,748	**34,073**
Net income	$20,483	$21,349	$21,128	$20,428	**$ 83,388**

The following table compares the summary income statement for Park excluding Vision Bank for 2007 with the operating results for Park for 2006.

Summary Income Statement

(In thousands)	2007	2006	Change
Net interest income	$210,921	$213,244	$ (2,323)
Provision for loan losses	10,051	3,927	6,124
Other income	68,175	64,762	3,413
Other expense	151,584	141,002	10,582
Income before taxes	117,461	133,077	(15,616)
Income taxes	34,073	38,986	(4,913)
Net income	$ 83,388	$ 94,091	$(10,703)

A year ago, Park's management projected that for 2007, net interest income excluding Vision Bank would be in a range of $217.5 million to $219.6 million. The actual result for the year was $210.9 million. However, Park paid $87.8 million in cash for Vision and assumed $15.0 million in debt. The interest expense pertaining to these items was $4.5 million in 2007. In addition, primarily throughout the last three quarters of 2007, Park purchased 760,531 shares of treasury stock during 2007 at a total cost of approximately $65.6 million. The interest expense associated with the treasury stock purchases was approximately $1.8 million. As a result, net interest income for Park excluding Vision Bank and the purchase of treasury stock would have been approximately $217.2 million for 2007, which is just below the lower end of the projected range for 2007.

The provision for loan losses for Park excluding Vision Bank increased by $6.1 million in 2007 to $10.1 million. Net loan charge-offs were $13.6 million or .39% of average loans for Park excluding Vision Bank. By comparison, net loan charge-offs were $3.9 million or .12% of average loans in 2006.

Park's management projected a year ago that total other income for 2007 would be $68.3 million. The actual total other income for the year excluding Vision Bank was $68.2 million, slightly below the projection.

During the fourth quarter of 2007, Park accrued $887,000 of expense pertaining to Visa members' indemnification of estimated future litigation settlements. Visa has announced plans for an initial public offering and to fund litigation settlements from an escrow account to be funded by the initial public offering. When and if that occurs in 2008, management would expect to reverse the $887,000 litigation reserve.

Park's management projected a year ago that total other expense would be $150 million for 2007. The actual total other expense was $151.6 million for Park, excluding Vision Bank. However, $887,000 of the difference is explained by the Visa litigation reserve established during the fourth quarter.

Net income for 2006 decreased by $1.1 million or 1.2% to $94.1 million, compared to net income of $95.2 million for 2005. Diluted earnings per share increased by 1.5% to $6.74 for 2006 compared to $6.64 for 2005.

For 2006 compared to 2005, income before income taxes was negatively impacted by a $7.3 million reduction in net interest income and a $1.6 million increase in total operating expenses. Income before income taxes benefited from a decrease in the loan loss provision of $1.5 million and an increase in total other income of $5.1 million. The net impact to income before income taxes from the reduction in net interest income, the reduction in the provision for loan losses, the increase in total other income and the increase in total operating expenses was a decrease of $2.3 million. Income tax expense decreased by $1.2 million, which generated the decrease in net income of $1.1 million in 2006 compared to 2005.

Effective the fourth quarter of 2007, the quarterly cash dividend on common shares was increased to $.94 per share. The new annualized cash dividend of $3.76 per share is 1.1% greater than the sum of the cash dividends declared for the four previous quarters. Park has paid quarterly cash dividends since becoming a holding company in early 1987. The annual compound growth rate for Park's dividend declared per share for the last five years is 4.7%. The dividend pay out ratio was 232.35% for 2007, 54.65% for 2006 and 54.19% for 2005. Excluding the goodwill impairment charge of $54.0 million, the dividend payout ratio for 2007 was 68.75%. Park's management expects that the dividend payout ratio for 2008 will be approximately 60% to 62%.

OTHER ACQUISITIONS OF FINANCIAL INSTITUTIONS

On December 18, 2006, Park acquired Anderson Bank Company ("Anderson") of Cincinnati, Ohio for $17.7 million in a cash and stock transaction. Park paid the shareholders of Anderson aggregate consideration consisting of $9.052 million and 86,137 common shares of Park valued at $8.665 million. Anderson merged with Park's subsidiary bank, The Park National Bank ("PNB"), and Anderson's two offices are being operated as part of the operating division of PNB known as The Park National Bank of Southwest Ohio & Northern Kentucky ("PSW"). The fair value of the acquired assets of Anderson was $69.7 million and the fair value of the liabilities assumed was $62.6 million at December 18, 2006. The goodwill recognized as a result of this acquisition was $10.6 million.

On January 3, 2005, Park acquired First Clermont Bank ("First Clermont") of Milford, Ohio for $52.5 million in an all cash transaction. First Clermont Bank merged with PNB and operated as a separate division of PNB (under the First Clermont name) until June 12, 2006, when First Clermont and three offices of PNB in southwest Ohio were combined to form PSW. The fair value of the acquired assets of First Clermont was $185.4 million and the fair value of the liabilities assumed was $161.3 million at January 3, 2005. The goodwill recognized as a result of this acquisition was $28.4 million.

The two acquisitions were funded through the working capital of Park and its subsidiary banks.

BRANCH PURCHASE AND BRANCH SALE

On September 21, 2007, a national bank subsidiary of Park, The First-Knox National Bank of Mount Vernon ("FKNB") acquired the Millersburg, Ohio banking office (the "Millersburg branch") of Ohio Legacy Bank, N.A. ("Ohio Legacy"). FKNB acquired substantially all of the loans administered at the Millersburg branch of Ohio Legacy and assumed substantially all of the deposit liabilities relating to the deposit accounts assigned to the Millersburg branch. The fair value of the loans acquired was approximately $38.3 million and the fair value of the deposit liabilities assumed was approximately $23.5 million.

FKNB paid a premium of approximately $1.7 million in connection with the purchase of the deposit liabilities. FKNB recognized a loan premium adjustment of $700,000 and a certificate of deposit adjustment of $300,000, resulting in the recording of a core deposit intangible of $2.7 million. No goodwill was recognized as part of this transaction. In addition, FKNB paid $900,000 for the acquisition of the branch office building that Ohio Legacy was leasing from a third party.

On February 11, 2005, Century National Bank ("CNB") sold its Roseville, Ohio branch office. The deposits sold with the Roseville branch office totaled $12.4 million and the loans sold with the branch office totaled $5.3 million. CNB received a premium of $1.2 million from the sale of deposits which reduced goodwill by $860,000 and core deposit intangibles by $324,000.

CRITICAL ACCOUNTING POLICIES

The significant accounting policies used in the development and presentation of Park's financial statements are listed in Note 1 of the Notes to Consolidated Financial Statements. The accounting and reporting policies of Park conform with U.S. generally accepted accounting principles and general practices within the financial services industry. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Park considers that the determination of the allowance for loan losses involves a higher degree of judgment and complexity than its other significant accounting policies. The allowance for loan losses is calculated with the objective of maintaining a reserve level believed by management to be sufficient to absorb probable incurred credit losses in the loan portfolio. Management's determination of the adequacy of the allowance for loan losses is based on periodic evaluations of the loan portfolio and of current economic conditions. However, this evaluation is inherently subjective as it requires material estimates, including expected default probabilities, loss given default, the amounts and timing of expected future cash flows on impaired loans, and estimated losses on consumer loans and residential mortgage loans based on historical loss experience and the current economic conditions. All of those factors may be susceptible to significant change. To the extent that actual results differ from management estimates, additional loan loss provisions may be required that would adversely impact earnings for future periods.

Management's assessment of the adequacy of the allowance for loan losses considers individual impaired loans, pools of homogeneous loans with similar risk characteristics and other environmental risk factors. This assessment is updated on a quarterly basis. The allowance established for individual impaired loans reflects expected losses resulting from analyses developed through specific credit allocations for individual loans. The specific credit allocations are based on regular analyses of commercial, commercial real estate and construction loans where the internal credit rating is at or below a predetermined classification. These analyses involve a high degree of judgment in estimating the amount of loss associated with specific impaired loans.

Pools of homogeneous loans with similar risk characteristics are also assessed for probable losses. A loss migration analysis is performed on certain commercial, commercial real estate loans and construction loans. These are loans above a fixed dollar amount that are assigned an internal credit rating. Generally, residential real estate loans and consumer loans are not individually graded. The amount of loan loss reserve assigned to these loans is dependent on their net charge-off history.

Management also evaluates the impact of environmental factors which pose additional risks. Such environmental factors include: national and local economic trends and conditions; experience, ability, and depth of lending management and staff; effects of any changes in lending policies and procedures; levels of, and trends in, consumer bankruptcies, delinquencies, impaired loans and charge-offs and recoveries. The determination of this component of the allowance for loan losses requires considerable management judgment.

Management believes that the accounting for goodwill and other intangible assets also involves a higher degree of judgment than most other significant accounting policies. Statement of Financial Accounting Standards (SFAS) No. 142, "Accounting for Goodwill and Other Intangible Assets," establishes standards for the amortization of acquired intangible assets and the impairment assessment of goodwill. Goodwill arising from business combinations represents the value attributable to unidentifiable intangible assets in the business acquired. Park's goodwill relates to the value inherent in the banking industry and that value is dependent upon the ability of Park's banking subsidiaries to provide quality, cost effective banking services in a competitive marketplace. The goodwill value is supported by revenue that is in part driven by the volume of business transacted. A decrease in earnings resulting from a decline in the customer base, the inability to deliver cost effective services over sustained periods or significant credit problems can lead to impairment of goodwill that could adversely impact earnings in future periods. SFAS No. 142 requires an annual evaluation of goodwill for impairment, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The fair value of the goodwill, which resides on the books of Park's subsidiary banks, is estimated by reviewing the past and projected operating results for the Park subsidiary banks, deposit and loan totals for the Park subsidiary banks and banking industry comparable information.

During the fourth quarter of 2007, Vision Bank recorded a goodwill impairment charge of $54.0 million which reduced the goodwill balance on its books to $55.0 million from $109.0 million. Park's management determined that Vision Bank had significant credit problems during the fourth quarter of 2007 and concluded that an impairment analysis needed to be done on the goodwill balance at Vision Bank. The goodwill impairment charge was computed by determining the fair value of Vision Bank on a controlling interest basis. The fair value of Vision Bank was considered to be the amount at which Vision Bank could be sold in a current transaction between willing parties, that is, other than a forced liquidation sale. Four different methods were used to determine the fair value of Vision Bank. The four methods used were the discounted cash flow method, the capitalized earnings method, the capitalized tangible book value method, and the core deposit premium plus tangible book value method. Each method was given a 25% weighting to determine the fair value of Vision Bank. The computed fair value of Vision Bank was found to be less than its carrying value. As a result management computed the amount of the goodwill impairment charge needed to reduce the carrying value of Vision Bank to its fair value.

At December 31, 2007, on a consolidated basis, Park had core deposit intangibles of $17.2 million subject to amortization and $127.3 million of goodwill, which was not subject to periodic amortization. The core deposit intangibles recorded on the balance sheets of Park's Ohio-based banks totaled $6.3 million and the core deposit intangibles at Vision Bank were $10.9 million. The goodwill assets carried on the balance sheets of Park's Ohio-based banks totaled $72.3 million and the goodwill balance at Vision Bank was $55.0 million.

ABOUT OUR BUSINESS

Through its Ohio-based banking subsidiaries, Park is engaged in the commercial banking and trust business, generally in small to medium population Ohio communities and through Vision Bank in Baldwin County, Alabama and in the Florida panhandle. Management believes there is a significant number of consumers and businesses which seek long-term relationships with community-based financial institutions of quality and strength. While not engaging in activities such as foreign lending, nationally syndicated loans and investment banking operations, Park attempts to meet the needs of its customers for commercial, real estate and consumer loans, consumer and commercial leases, and investment, fiduciary and deposit services. Familiarity with its local markets has generally allowed Park to achieve solid financial results.

Park's subsidiaries compete for deposits and loans with other banks, savings associations, credit unions and other types of financial institutions. At December 31, 2007, Park and its Ohio-based subsidiaries operated 136 offices and a network of 147 automatic teller machines in 28 Ohio counties and one county in northern Kentucky. Vision Bank operated 18 offices and a network of 23 automatic teller machines in Baldwin County, Alabama and in six counties in the panhandle of Florida.

A table of financial data of Park's subsidiaries for 2007, 2006 and 2005 is shown below. See Note 21 of the Notes to Consolidated Financial Statements for additional information on the Corporation's subsidiaries.

Table 1 – Park National Corporation Affiliate Financial Data

	2007		2006		2005	
(In thousands)	Average Assets	Net Income (Loss)	Average Assets	Net Income (Loss)	Average Assets	Net Income (Loss)
Park National Bank:						
Park National Division	**$1,492,652**	**$24,830**	$1,503,420	$26,577	$1,413,872	$23,026
Fairfield National Division	**332,564**	**6,322**	338,183	6,457	362,192	6,856
Park National SW & N KY Division	**398,517**	**(69)**	288,189	1,331	229,726	3,049
Richland Trust Company	**529,175**	**5,915**	496,481	7,987	515,749	8,842
Century National Bank	**720,781**	**11,913**	719,864	10,149	743,276	12,464
First-Knox National Bank:						
First-Knox National Division	**656,406**	**10,891**	639,969	11,406	639,000	10,805
Farmers & Savings Division	**129,133**	**2,292**	132,222	2,308	126,939	2,544

Table 1 – Park National Corporation Affiliate Financial Data continued

(In thousands)	2007 Average Assets	2007 Net Income (Loss)	2006 Average Assets	2006 Net Income (Loss)	2005 Average Assets	2005 Net Income (Loss)
United Bank, N.A.	207,493	2,410	218,358	2,537	241,277	3,026
Second National Bank	403,114	4,847	386,139	4,705	404,656	6,029
Security National Bank:						
Security National Division	685,718	10,609	766,298	11,931	782,467	11,393
Unity National Division	192,382	1,290	190,751	986	184,234	1,404
Citizens National Bank	150,083	1,830	166,611	1,854	189,965	1,928
Vision Bank	698,788	(60,681)	—	—	—	—
Parent Company, including consolidating entries	(427,650)	308	(465,862)	5,863	(275,265)	3,872
Consolidated Totals	$6,169,156	$22,707	$5,380,623	$94,091	$5,558,088	$95,238

BALANCE SHEET COMPOSITION

Park functions as a financial holding company. The following section discusses the balance sheet for the Corporation.

IMPACT OF ACQUISITION OF VISION ON PARK'S BALANCE SHEET

The following table displays (for selected balance sheet items) the consolidated condensed balance sheet item, the balance sheet item for Vision Bank and the total for the balance sheet item without Vision Bank as of December 31, 2007. A comparison is made to the year-end 2006 balance sheet.

	Selected Balance Sheet Items at			
(In thousands)	December 31, 2007			December 31, 2006
	Park	Vision Bank	Park Excluding Vision Bank	Park
Cash and due from banks	$ 183,165	$ 23,541	$ 159,624	$ 177,990
Total investment securities	$1,703,103	$111,851	$1,591,252	$1,513,498
Loans	$4,224,134	$639,097	$3,585,037	$3,480,702
Allowance for loan losses	$ 87,102	$ 20,157	$ 66,945	$ 70,500
Net loans	$4,137,032	$618,940	$3,518,092	$3,410,202
Goodwill and other intangible assets	$ 144,556	$ 65,939	$ 78,617	$ 78,003
Bank premises and equipment, net	$ 66,634	$ 18,511	$ 48,123	$ 47,554
Noninterest bearing deposits	$ 695,466	$ 66,514	$ 628,952	$ 664,962
Interest bearing deposits	$3,743,773	$590,254	$3,153,519	$3,160,572
Total deposits	$4,439,239	$656,768	$3,782,471	$3,825,534
Total borrowings	$1,389,727	$ 70,594	$1,319,133	$ 979,913
Total assets	$6,501,102	$855,794	$5,645,308	$5,470,876

SOURCE OF FUNDS

Deposits: Park's major source of funds is provided by core deposits from individuals, businesses and local government units. These core deposits consist of all noninterest bearing and interest bearing deposits, excluding certificates of deposit of $100,000 and over. Core deposits were 85.5% of total deposits at year-end 2007, compared to 88.2% at year-end 2006 and 88.9% at year-end 2005.

In 2007, year-end total deposits increased by $13 million or .3% exclusive of the $577 million of deposits that were acquired in the Vision acquisition and exclusive of the $23 million in deposits that were acquired in the purchase of the Millersburg, Ohio branch office. During 2007, the deposits of Vision Bank increased by approximately $80 million or 13.8% from the date of acquisition (March 9, 2007) through year-end. By comparison, the deposits for Park's Ohio-based banks decreased by $67 million or 1.7% during 2007.

In 2006, year-end total deposits increased by $6 million or .2% exclusive of the $61 million of deposits that were acquired in the Anderson acquisition.

Average total deposits were $4,403 million in 2007 compared to $3,825 million in 2006 and $3,830 million in 2005. Average noninterest bearing deposits were $697 million in 2007 compared to $662 million in 2006 and $643 million in 2005.

Management expects that average total deposits will increase by a modest amount (1% to 2%) in 2008. Emphasis will continue to be placed on increasing noninterest bearing deposits and controlling the cost of interest bearing deposits. A year ago, management projected that average total deposits (excluding the Vision acquisition) would increase by 1% to 2% in 2007. Average total deposits (excluding the Vision acquisition and the Millersburg branch acquisition) increased by approximately $56 million or 1.5% in 2007, which was in line with the guidance provided by management for 2007.

The Federal Open Market Committee ("FOMC") of the Federal Reserve Board decreased the targeted federal funds rate by 50 basis points at its meeting in September 2007 and further decreased the targeted federal funds rate by 50 basis points during the fourth quarter of 2007. The targeted federal funds rate decreased in total by 100 basis points in 2007 from 5.25% to 4.25%. The average federal funds rate was 5.02% in 2007, 4.97% in 2006 and 3.21% in 2005.

The average interest rate paid on interest bearing deposits was 3.27% in 2007 compared to 2.60% in 2006 and 1.79% in 2005. The average cost of interest bearing deposits was 3.23% for the fourth quarter of 2007, compared to 3.39% for the third quarter, 3.34% for the second quarter and 3.08% for the first quarter.

The FOMC announced on January 22, 2008 an additional reduction in the targeted federal funds rate of 75 basis points to 3.50% and further reduced the targeted federal funds rate by 50 basis points to 3.00% at their meeting on January 30, 2008. The FOMC took these actions in view of a weakening of the economic outlook and increasing downside risks to growth.

Park's management has been able to significantly reduce the interest rates being offered on certificates of deposits and to a lesser extent other interest bearing deposit accounts during the month of December. As a result of these changes, Park's management expects a significant reduction in the average interest rate paid on interest bearing deposits in 2008.

Maturities of time certificates of deposit and other time deposits of $100,000 and over as of December 31, 2007 were:

Table 2 – $100,000 and Over Maturity Schedule

December 31, 2007 (In thousands)	Time Certificates of Deposit
3 months or less	$242,681
Over 3 months through 6 months	143,212
Over 6 months through 12 months	156,797
Over 12 months	99,260
Total	$641,950

Short-Term Borrowings: Short-term borrowings consist of securities sold under agreements to repurchase, Federal Home Loan Bank advances, federal funds purchased and other borrowings. These funds are used to manage the Corporation's liquidity needs and interest rate sensitivity risk. The average rate paid on short-term borrowings generally moves closely with changes in market interest rates for short-term investments. The average rate paid on short-term borrowings was 4.47% in 2007 compared to 4.18% in 2006 and 2.57% in 2005.

The average cost of short-term borrowings was 4.26% for the fourth quarter of 2007, compared to 4.71% for the third quarter, 4.55% for the second quarter and 4.45% for the first quarter. Management expects a significant reduction in the average rate paid on short-term borrowings in 2008, as a result of the recent decreases in the targeted federal funds rate.

Average short-term borrowings were $494 million in 2007 compared to $375 million in 2006 and $292 million in 2005. The increase in short-term borrowings in 2007 compared to 2006 was primarily due to the acquisition of Vision on March 9, 2007. Park paid $87.8 million in cash as part of the consideration for the acquisition of Vision.

Long-Term Debt: Long-term debt primarily consists of borrowings from the Federal Home Loan Bank and repurchase agreements with investment banking firms. The average rate paid on long-term debt was 4.22% for both 2007 and 2006 and was 3.69% for 2005. The average cost of long-term debt was 4.10% for the fourth quarter of 2007, compared to 4.29% for the third quarter, 4.28% for the second quarter and 4.24% for the first quarter. (The average balance of long-term debt and the average cost of long-term debt includes the subordinated debentures discussed in the following section.)

In 2007, average long-term debt was $569 million compared to $553 million in 2006 and $800 million in 2005. Average total debt (long-term and short-term) was $1,063 million in 2007 compared to $929 million in 2006 and $1,092 million in 2005. Average long-term debt was 54% of average total debt in 2007 compared to 60% in 2006 and 73% in 2005.

Subordinated Debentures: Park assumed with the Vision acquisition $15 million of a floating rate subordinated debenture. The interest rate on this subordinated debenture adjusts every quarter at 148 basis points above the three month LIBOR interest rate. The maturity date on the debenture is December 30, 2035 and the subordinated debenture may be prepaid after December 30, 2010. This subordinated debenture qualifies as Tier 1 capital under Federal Reserve Board guidelines.

Park's Ohio-based banking subsidiary (The Park National Bank) issued $25 million of a subordinated debenture on December 28, 2007. The interest rate on this subordinated debenture adjusts every quarter at 200 basis points above the three month LIBOR interest rate. The maturity date on the subordinated debenture is December 29, 2017 and the subordinated debenture may be prepaid after December 28, 2012. On January 2, 2008, Park entered into a "pay fixed-receive floating" interest rate swap agreement for a notional amount of $25 million with a maturity date of December 28, 2012. This interest rate swap agreement was designed to hedge the cash flows pertaining to the $25 million subordinated debenture until December 28, 2012. Management converted the cash flows to a fixed interest rate of 6.01% through the use of the interest rate swap. This subordinated debenture qualifies as Tier 2 capital under the applicable regulations of the Office of the Comptroller of the Currency of the United States of America (the "OCC").

See Note 11 of the Notes to Consolidated Financial Statements for additional information on the subordinated debentures.

Stockholders' Equity: Average stockholders' equity to average total assets was 10.03% in 2007, 10.13% in 2006 and 10.06% in 2005.

Tangible stockholders' equity (stockholders' equity less goodwill and other intangible assets) to tangible assets (total assets less goodwill and other intangible assets) was 6.85% at December 31, 2007, compared to 9.13% at December 31, 2006 and 9.12% at December 31, 2005.

The large decrease in the ratio of tangible stockholders' equity to tangible assets was primarily due to the purchase of treasury stock during 2007 and to the acquisition of Vision. Park purchased 760,531 treasury shares in 2007 at an average price of $86.21 per share for a total cost of $65.6 million. As part of the Vision acquisition, Park issued 792,937 shares of Park common stock valued at a price of $105.00 per share for a total value of $83.3 million. Vision Bank had a net loss of $60.7 million in 2007 and ended the year with goodwill and intangible assets of $65.9 million.

In accordance with SFAS No. 115, Park reflects any unrealized holding gain or loss on available-for-sale securities, net of income taxes, as accumulated other comprehensive income (loss) which is part of Park's equity. The unrealized holding gain on available-for-sale securities, net of income taxes, was $1.0 million at year-end 2007, compared to the unrealized holding loss on available-for-sale securities, net of income taxes of ($16.0) million at year-end 2006 and ($10.1) million at year-end 2005. Long-term and short-term interest rates decreased during the fourth quarter of 2007 which caused the market value of Park's investment securities to increase and produced the small unrealized holding gain on available-for-sale securities, net of income taxes, at year-end 2007.

Park recorded a decrease in accumulated other comprehensive income (loss), net of income taxes, of ($6.8) million in 2006 related to the adoption of SFAS No. 158, which pertains to the accounting for Park's defined benefit pension plan. In 2007, Park recognized other comprehensive income, net of taxes, of $3.3 million pertaining to the accounting for Park's pension plan. As a result, the balance in accumulated other comprehensive income (loss) pertaining to the pension plan was a loss of ($3.6) million at year-end 2007.

INVESTMENT OF FUNDS

Loans: Average loans, net of unearned income, were $4,011 million in 2007 compared to $3,357 million in 2006 and $3,278 million in 2005. The average yield on loans was 8.01% in 2007 compared to 7.61% in 2006 and 6.84% in 2005. The average prime lending rate in 2007 was 8.05% compared to 7.96% in 2006 and 6.19% in 2005. Approximately 65% of loan balances mature or reprice within one year (see Table 11). This results in the interest rate yield on the loan portfolio adjusting with changes in interest rates, but on a delayed basis. Management expects that the yield on the loan portfolio will decrease in 2008 as a result of the decrease in market interest rates during the fourth quarter of 2007 and the first quarter of 2008.

Year-end loan balances, net of unearned income, increased by $110 million or 3.2% in 2007 exclusive of $596 million of loans that were acquired in the Vision acquisition and exclusive of the $38 million of loans that were acquired as part of the Millersburg, Ohio branch purchase. From the date of the Vision acquisition (March 9, 2007) through year-end 2007, Vision Bank increased loans by $43 million to $639 million at year-end 2007. Excluding the growth from Vision Bank, Park's Ohio-based subsidiary banks grew loans by $67 million during 2007 for a growth rate of 1.9%.

In 2006, year-end loan balances, net of unearned income, increased by $100 million or 3.0% in 2006 exclusive of $53 million of loans that were acquired in the Anderson acquisition. Loans increased by $52 million or 1.7% in 2005 exclusive of $161 million of loans that were acquired in the First Clermont acquisition and $5 million of loans that were included in the sale of the Roseville branch office.

A year ago, management projected that year-end loan balances would grow between 3% to 4% exclusive of acquisitions. The actual loan growth for the year was 3.2%, however, if Park had not acquired Vision the loan growth for the year would have been 1.9%. Management expects that loan growth for 2008 will be approximately 2% to 3%. Management expects that loan growth at Vision Bank will be slower in 2008, due to Vision Bank's lending management working through problem loans.

Year-end residential real estate loans were $1,481 million, $1,300 million and $1,287 million in 2007, 2006 and 2005, respectively. Residential real estate loans increased by $43 million or 3.3% at year-end 2007 exclusive of the $138 million of loans from the Vision acquisition. In 2006, residential real estate loans decreased by $15 million exclusive of the $28 million of loans from the Anderson acquisition. In 2005, residential real estate loans increased by $9 million exclusive of $88 million of loans from the First Clermont acquisition. During 2007, $27 million of the $43 million of growth in residential real estate loans from the year resulted from the growth in residential real estate loans at Vision Bank from March 9, 2007 through year-end. Management expects growth of 1% to 2% in residential real estate loans in 2008.

The long-term fixed rate residential mortgage loans that Park originates are sold in the secondary market and Park retains the servicing on these loans. The balance of sold fixed rate mortgage loans was $1,403 million at year-end 2007 compared to $1,405 million at year-end 2006 and $1,403 million at year-end 2005. Vision Bank did not retain servicing on residential real estate loans sold in the secondary market and as a result had no impact on Park's sold loan portfolio. Management expects that the balance of sold fixed rate mortgage loans will increase by 2% to 3% in 2008 as a result of the decrease in long-term interest rates in the fourth quarter of 2007 and the first quarter of 2008.

Year-end consumer loans were $593 million, $532 million and $495 million in 2007, 2006 and 2005, respectively. Consumer loans increased by $55 million or 10.3% exclusive of the $6 million of consumer loans acquired from the Vision acquisition. In 2006, consumer loans increased by $35 million or 7.1% exclusive of $2 million of loans from the Anderson acquisition. In 2005, consumer loans decreased by $30 million or 5.9% exclusive of $20 million of loans from the First Clermont acquisition. The increase in consumer loans in both 2007 and 2006 was primarily due to an increase in automobile loans originated through automobile dealers. Management expects that consumer loans will increase by 3% to 4% in 2008.

Park experienced modest growth in construction loans, commercial loans and commercial real estate loans in 2007 exclusive of loans acquired as a result of the Vision acquisition and the purchase of the Millersburg branch office. On a combined basis, these loans totaled $2,143 million, $1,638 million and $1,529 million at year-end 2007, 2006 and 2005, respectively. These combined loan totals increased by $33 million or 2.0% exclusive of the $472 million of loans acquired through the Vision acquisition and the Millersburg branch purchase. In 2006, these combined loan totals increased by $86 million or 5.6% exclusive of $23 million of loans from the Anderson acquisition. In 2005, these combined loan totals increased by $96 million or 7.0% exclusive of $56 million of loans from the First Clermont acquisition. Management expects that construction loans, commercial loans and commercial real estate loans will grow by 2% to 3% in 2008.

Year-end lease balances were $7 million, $10 million and $17 million in 2007, 2006 and 2005, respectively. Management continues to de-emphasize automobile leasing and to a lesser extent commercial leasing. The year-end lease balances are expected to continue to decrease in 2008.

Table 3 reports year-end loan balances by type of loan for the past five years.

Table 3 – Loans by Type

December 31, (In thousands)	2007	2006	2005	2004	2003
Commercial, financial and agricultural	**$ 613,282**	$ 548,254	$ 512,636	$ 469,382	$ 441,165
Real estate – construction	**536,389**	234,988	193,185	155,326	121,160
Real estate – residential	**1,481,174**	1,300,294	1,287,438	1,190,275	983,702
Real estate – commercial	**993,101**	854,869	823,354	752,428	670,082
Consumer, net of unearned income	**593,388**	532,092	494,975	505,151	450,145
Leases, net of unearned income	**6,800**	10,205	16,524	48,046	64,549
Total Loans	**$4,224,134**	$3,480,702	$3,328,112	$3,120,608	$2,730,803

Table 4 – Selected Loan Maturity Distribution

December 31, 2007 (In thousands)	One Year or Less	Over One Through Five Years	Over Five Years	Total
Commercial, financial and agricultural	$294,780	$200,813	$117,689	**$ 613,282**
Real estate – construction	342,232	135,127	59,030	**536,389**
Real estate – commercial	117,515	189,413	686,173	**993,101**
Total	**$754,527**	**$525,353**	**$862,892**	**$2,142,772**
Total of these selected loans due after one year with:				
Fixed interest rate				**$ 406,115**
Floating interest rate				**$ 982,130**

Investment Securities: Park's investment securities portfolio is structured to provide liquidity and contribute to earnings. Park's investment strategy is dynamic. As conditions change over time, Park's overall interest rate risk, liquidity needs and potential return on the investment portfolio will change. Management regularly evaluates the securities in the investment portfolio as circumstances evolve. Circumstances that may precipitate a sale of a security would be to better manage interest rate risk, meet liquidity needs or to improve the overall yield on the investment portfolio.

Park classifies most of its securities as available-for-sale (see Note 4 of the Notes to Consolidated Financial Statements). These securities are carried on the books at their estimated fair value with the unrealized holding gain or loss, net of federal taxes, accounted for as accumulated other comprehensive income (loss) which is part of the Corporation's equity.

Management classified approximately 90% of the securities portfolio as available-for-sale at December 31, 2007. These securities are available to be sold in future periods in carrying out Park's investment strategies. The remaining securities are classified as held-to-maturity and are accounted for at amortized cost.

Average taxable investment securities were $1,531 million in 2007 compared to $1,533 million in 2006 and $1,758 million in 2005. The average yield on taxable securities was 5.03% in 2007 compared to 4.91% in 2006 and 4.87% in 2005. Average tax-exempt investment securities were $65 million in 2007 compared to $77 million in 2006 and $94 million in 2005. The average tax-equivalent yield on tax-exempt investment securities was 6.68% in 2007 compared to 6.84% in 2006 and 7.01% in 2005. On a combined basis, the total of the average balance of taxable and tax-exempt securities was 25.9% of average total assets in 2007 compared to 29.9% in 2006 and 33.3% in 2005.

Year-end total investment securities (at amortized cost) were $1,702 million in 2007, $1,538 million in 2006 and $1,679 million in 2005. Management purchased investment securities totaling $842 million in 2007, $167 million in 2006 and $301 million in 2005. Proceeds from repayments and maturities of investment securities were $711 million in 2007, $313 million in 2006 and $410 million in 2005. Park did not sell any investment securities in 2007. Proceeds from sales of available-for-sale securities were $304,000 in 2006 and $132 million in 2005. Park realized net security gains of $97,000 in 2006 and $96,000 in 2005.

Park's management purchased $438 million of investment securities during the third quarter of 2007 and as a result total investment securities (at amortized cost) increased by $219 million to $1,755 million at September 30, 2007 from $1,536 million at June 30, 2007. The monthly average interest rate on a 5 year U.S. Treasury security was 4.50% during the third quarter of 2007. Typically, the investment securities purchased by Park (U.S. Government Agency 15 year mortgage-backed securities) yield approximately 75 basis points above a 5 year U.S. Treasury security. During the third quarter of 2007, the spreads on mortgage-backed securities widened compared to U.S. Treasury securities and Park was able to purchase securities at a weighted average yield of 5.71%.

Interest rates on 5 year U.S. Treasury securities decreased during the fourth quarter of 2007 and into the first quarter of 2008. The average interest rate on a 5 year U.S. Treasury security declined to 3.49% during the month of December and is below 3.00% at the end of January 2008. Due to the sharp decline in long-term interest rates, management anticipates that the proceeds from the repayments and maturities of investment securities in 2008 will exceed purchases and as a result the balance of investment securities will decline during 2008 until long-term interest rates increase.

At year-end 2007 and 2006, the average tax-equivalent yield on the total investment portfolio was 5.13% and 5.01%, respectively. The weighted average remaining maturity was 3.7 years at December 31, 2007 and 4.4 years at December 31, 2006. U.S. Government Agency asset-backed securities were approximately 81% of the total investment portfolio at year-end 2007 and were approximately 85% of the total investment portfolio at year-end 2006. This segment of the investment portfolio consists of 15 year mortgage-backed securities and collateralized mortgage obligations.

The average maturity of the investment portfolio would lengthen if long-term interest rates would increase as the principal repayments from mortgage-backed securities and collateralized mortgage obligations would be reduced. At year-end 2007, management estimated that the average maturity of the investment portfolio would lengthen to 4.5 years with a 100 basis point increase in long-term interest rates and to 5.1 years with a 200 basis point increase in long-term interest rates.

The following table sets forth the carrying value of investment securities at year-end 2007, 2006 and 2005:

Table 5 – Investment Securities

December 31, (In thousands)	2007	2006	2005
Obligations of U.S. Treasury and other U.S. Government agencies	$ 203,558	$ 90,709	$ 996
Obligations of states and political subdivisions	59,052	70,090	85,336
U.S. Government asset-backed securities and other asset-backed securities	1,375,005	1,288,969	1,516,950
Other securities	65,488	63,730	60,060
Total	$1,703,103	$1,513,498	$1,663,342

Included in "Other Securities" in Table 5, are Park's investments in Federal Home Loan Bank stock and Federal Reserve Bank stock. Park owned $56.8 million of Federal Home Loan Bank stock and $6.4 million of Federal Reserve Bank stock at December 31, 2007. At December 31, 2006, Park owned $55.5 million of Federal Home Loan Bank stock and $6.4 million of Federal Reserve Bank stock. At December 31, 2005, Park owned $52.1 million of Federal Home Loan Bank stock and $5.9 million of Federal Reserve Bank stock. The fair values of these investments are the same as their amortized costs.

ANALYSIS OF EARNINGS

Park's principal source of earnings is net interest income, the difference between total interest income and total interest expense. Net interest income results from average balances outstanding for interest earning assets and interest bearing liabilities in conjunction with the average rates earned and paid on them. (See Table 6 for three years of history on the average balances of the balance sheet categories and the average rates earned on interest earning assets and the average rates paid on interest bearing liabilities.)

Table 6 – Distribution of Assets, Liabilities and Stockholders' Equity

December 31, (Dollars in thousands)	2007 Daily Average	2007 Interest	2007 Average Rate	2006 Daily Average	2006 Interest	2006 Average Rate	2005 Daily Average	2005 Interest	2005 Average Rate
ASSETS									
Interest earning assets:									
Loans (1) (2)	$4,011,307	$321,392	8.01%	$3,357,278	$255,641	7.61%	$3,278,092	$224,346	6.84%
Taxable investment securities	1,531,144	77,016	5.03%	1,533,310	75,300	4.91%	1,757,853	85,664	4.87%
Tax-exempt investment securities (3)	65,061	4,346	6.68%	77,329	5,288	6.84%	93,745	6,571	7.01%
Money market instruments	17,838	920	5.16%	8,723	469	5.38%	12,258	441	3.60%
Total interest earning assets	5,625,350	403,674	7.18%	4,976,640	336,698	6.77%	5,141,948	317,022	6.17%
Noninterest earning assets:									
Allowance for loan losses	(78,256)			(70,386)			(71,052)		
Cash and due from banks	151,219			142,794			148,303		
Premises and equipment, net	61,604			46,894			46,418		
Other assets	409,239			284,681			292,471		
TOTAL	$6,169,156			$5,380,623			$5,558,088		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest bearing liabilities:									
Transaction accounts	$1,318,764	$ 35,919	2.72%	$1,058,323	$ 22,508	2.13%	$1,007,576	$ 11,763	1.17%
Savings deposits	553,407	3,878	0.70%	573,067	3,362	0.59%	633,545	3,328	0.53%
Time deposits	1,834,060	81,224	4.43%	1,531,477	56,402	3.68%	1,545,912	41,808	2.70%
Total interest bearing deposits	3,706,231	121,021	3.27%	3,162,867	82,272	2.60%	3,187,033	56,899	1.79%
Short-term borrowings	494,160	22,113	4.47%	375,332	15,692	4.18%	291,842	7,508	2.57%
Long-term debt	568,575	24,013	4.22%	553,307	23,351	4.22%	799,888	29,488	3.69%
Total interest bearing liabilities	4,768,966	167,147	3.50%	4,091,506	121,315	2.97%	4,278,763	93,895	2.19%
Noninterest bearing liabilities:									
Demand deposits	697,247			662,077			643,032		
Other	84,185			81,966			77,082		
Total noninterest bearing liabilities	781,432			744,043			720,114		
Stockholders' equity	618,758			545,074			559,211		
TOTAL	$6,169,156			$5,380,623			$5,558,088		
Net interest earnings		$236,527			$215,383			$223,127	
Net interest spread			3.68%			3.80%			3.98%
Net yield on interest earning assets			4.20%			4.33%			4.34%

(1) Loan income includes loan related fee income of $5,935 in 2007, $4,340 in 2006 and $3,809 in 2005. Loan income also includes the effects of taxable equivalent adjustments using a 35% tax rate in 2007, 2006 and 2005. The taxable equivalent adjustment was $565 in 2007, $518 in 2006, and $478 in 2005.

(2) For the purpose of the computation, nonaccrual loans are included in the daily average loans outstanding.

(3) Interest income on tax-exempt investment securities includes the effects of taxable equivalent adjustments using a 35% tax rate in 2007, 2006 and 2005. The taxable equivalent adjustments were $1,285 in 2007, $1,621 in 2006, and $2,085 in 2005.

Net interest income increased by $21.4 million or 10.1% to $234.7 million for 2007 compared to a decrease of $7.3 million or 3.3% to $213.2 million for 2006. The tax equivalent net yield on interest earning assets was 4.20% for 2007 compared to 4.33% for 2006 and 4.34% for 2005. The net interest rate spread (the difference between rates received for interest earning assets and the rates paid for interest bearing liabilities) was 3.68% for 2007, compared to 3.80% for 2006 and 3.98% for 2005. The increase in net interest income in 2007 was primarily due to the large increase in average interest earnings assets of $649 million or 13.0% which resulted from the acquisition of Vision on March 9, 2007. The decrease in net interest income in 2006 was primarily due to a decrease in average interest earning assets of $165 million or 3.2%.

The average yield on interest earning assets was 7.18% in 2007 compared to 6.77% in 2006 and 6.17% in 2005. On a quarterly basis for 2007, the average yield on earning assets was 7.02% for the fourth quarter, 7.26% for the third quarter, 7.33% for the second quarter and 7.10% for the first quarter. By comparison, the average federal funds rate for the fourth quarter was 4.50%, 5.07% for the third quarter and 5.25% for the second and first quarter of 2007. Management expects that the average yield on interest earning assets will decrease in 2008 due to reductions in market interest rates in the fourth quarter of 2007 and the first quarter of 2008.

The average rate paid on interest bearing liabilities was 3.50% in 2007 compared to 2.97% in 2006 and 2.19% in 2005. On a quarterly basis for 2007, the average rate paid on interest bearing liabilities was 3.47% for the fourth quarter, 3.62% for the third quarter, 3.55% for the second quarter and 3.36% for the first quarter. Management expects that the average rate paid on interest bearing liabilities will decrease in 2008 due to reductions in market interest rates in the fourth quarter of 2007 and the first quarter of 2008.

The following table displays (for each quarter of 2007) the average balance of interest earning assets, net interest income and the tax equivalent net yield on interest earning assets.

(In thousands)	Average Interest Earning Assets	Net Interest Income	Tax Equivalent Net Interest Margin
First Quarter	$5,215,847	$ 54,898	4.31%
Second Quarter	5,654,699	60,410	4.32%
Third Quarter	5,695,339	59,416	4.17%
Fourth Quarter	5,927,364	59,953	4.04%
2007	**$5,625,350**	**$234,677**	**4.20%**

Management expects that average interest earnings assets will be approximately $5,900 million for 2008 as the expected growth in loan balances from year-end will be offset by a similar decrease in investment securities. Management expects that net interest income will be $240 to $242 million in 2008 and that the tax equivalent net interest margin will be approximately 4.10% in 2008. (Please see the "Overview" section of this "Financial Review" for a comparison of 2007 results to management's projection from a year ago.)

The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Table 7 – Volume/Rate Variance Analysis

(In thousands)	Change from 2006 to 2007 Volume	Rate	Total	Change from 2005 to 2006 Volume	Rate	Total
Increase (decrease) in: Interest income:						
Total loans	**$51,780**	**$13,971**	**$65,751**	$ 5,529	$25,766	$31,295
Taxable investments	**(107)**	**1,823**	**1,716**	(11,059)	695	(10,364)
Tax-exempt investments	**(821)**	**(121)**	**(942)**	(1,127)	(156)	(1,283)
Money market instruments	**471**	**(20)**	**451**	(153)	181	28
Total interest income	**51,323**	**15,653**	**66,976**	(6,810)	26,486	19,676
Interest expense:						
Transaction accounts	**$ 6,309**	**$ 7,102**	**$13,411**	$ 621	$10,124	$10,745
Savings accounts	**(116)**	**632**	**516**	(332)	366	34
Time deposits	**12,218**	**12,604**	**24,822**	(394)	14,988	14,594
Short-term borrowings	**5,267**	**1,154**	**6,421**	2,566	5,618	8,184
Long-term debt	**662**	**0**	**662**	(9,970)	3,833	(6,137)
Total interest expense	**24,340**	**21,492**	**45,832**	(7,509)	34,929	27,420
Net variance	**$26,983**	**$ (5,839)**	**$21,144**	$ 699	$ (8,443)	$ (7,744)

Other Income: Total other income, exclusive of security gains or losses, increased by $7.0 million or 10.8% to $71.6 million in 2007 compared to an increase of $5.1 million or 8.5% to $64.7 million in 2006. The large increase in 2007 was primarily due to the acquisition of Vision on March 9, 2007. Excluding Vision Bank's total other income of $3.5 million, the increase was $3.5 million or 5.4% to $68.2 million in 2007. A year ago, management had projected that total other income for 2007 (exclusive of Vision) would be $68.3 million, very close to the actual results.

The following table displays total other income for Park in 2007 excluding Vision, compared to total other income for 2006.

For Year Ended December 31, 2007 (In thousands)	Park	Vision Bank	Park Without Vision Bank	2006
Income from fiduciary activities	**$14,403**	$ 4	$14,399	$13,548
Service charges on deposits	**23,813**	1,629	22,184	19,969
Net gains on sales of securities	**—**	—	—	97
Other service income	**11,543**	1,257	10,286	10,920
Other	**21,881**	575	21,306	20,228
Total other income	**$71,640**	$3,465	$68,175	$64,762

Income from fiduciary activities increased by $855,000 or 6.3% to $14.4 million in 2007 and increased by $1.5 million or 12.6% to $13.5 million in 2006. These increases are primarily due to growth in the number of customers being serviced. Vision Bank did not offer this service prior to joining Park. Management expects an increase of 7% to 8% in fee income from fiduciary activities in 2008.

Service charges on deposit accounts increased by $3.8 million or 19.2% to $23.8 million in 2007 and increased by $2.1 million or 11.9% to $20.0 million in 2006. The increase in service charges on deposits in 2007 (exclusive of Vision Bank) was $2.2 million or 11.1%. For both 2007 and 2006, Park experienced a relatively large increase in service charges on deposit accounts with an increase of 11.1% in 2007 (exclusive of Vision) and an increase of 11.9% in 2006. The primary reason for this strong growth was an increase in charges from Park's courtesy overdraft program. Management expects a smaller increase in fee income from service charges on deposit accounts in 2008 and is projecting an increase of 7% to 8%.

Fee income earned from the origination and sale into the secondary market of fixed rate mortgage loans is included with other non-yield related loan fees in the subcategory "Other Service Income". Other service income was $11.5 million in 2007 ($10.3 million excluding Vision), $10.9 million in 2006 and $10.8 million in 2005. Management expects that the volume of mortgage loans originated and sold in the secondary market will increase in 2008 due to the recent decrease in long-term interest rates. Management expects that other service income will increase by about 10% in 2008.

The subcategory of "Other Income" includes fees earned from check card and ATM services, income from bank owned life insurance, fee income earned from the sale of investment and insurance products, rental fee income from safe deposit boxes and fees earned from the sale of official checks and printed checks. The increase in other income was $1.7 million or 8.2% to $21.9 million in 2007 and $1.3 million or 6.6% to $20.2 million in 2006. Excluding Vision Bank, the increase in other income was $1.1 million or 5.3% in 2007. Management expects an increase of 4% to 5% in other income for 2008.

For 2008, management expects an increase in total other income of 6% to 8% for a total of $75.9 million to $77.4 million.

Other Expense: Total other expense increased by $83.2 million or 59.0% to $224.2 million in 2007. The very large increase was due to the acquisition of Vision on March 9, 2007. Vision Bank had total other expense of $72.6 million in 2007, which included $54.0 million for a goodwill impairment charge. Excluding Vision Bank, total other expenses increased by $10.6 million or 7.5% to $151.6 million in 2007. A year ago management had projected that total other expense would be $150 million for 2007. The actual results were 1.1% higher and the variance of $1.6 million is explained later in this section. Total other expense increased by only $1.6 million or 1.1% to $141.0 million in 2006.

The following table displays total other expense for Park in 2007 excluding Vision, compared to total other expense for 2006.

For Year Ended December 31, 2007 (In thousands)	Park	Vision Bank	Park Without Vision Bank	2006
Salaries and employee benefits	**$ 97,712**	$ 9,234	$ 88,478	$ 82,579
Goodwill impairment charge	**54,035**	54,035	—	—
Data processing fees	**6,892**	1,429	5,463	4,246
Fees and service charges	**11,055**	1,115	9,940	9,553
Net occupancy expense of bank premises	**10,717**	1,517	9,200	9,155
Amortization of intangibles	**3,847**	1,767	2,080	2,470
Furniture and equipment expense	**9,259**	1,053	8,206	8,215
Insurance	**1,445**	314	1,131	1,137
Marketing	**4,961**	541	4,420	4,438
Postage and telephone	**6,910**	592	6,318	6,303
State taxes	**2,769**	132	2,637	2,333
Other	**14,562**	851	13,711	10,573
Total other expense	**$224,164**	$72,580	$151,584	$141,002

Salaries and employee benefits expense increased by $15.1 million or 18.3% to $97.7 million in 2007 and increased by $2.0 million or 2.5% to $82.6 million in 2006. The increase in salaries and employee benefits expense in 2007 (exclusive of Vision Bank) was $5.9 million or 7.1%. During the fourth quarter of 2007, Park issued 90,000 incentive stock options to officers and other key employees of the subsidiary banks and accordingly compensation expense of $.9 million was recorded. A year ago, management projected that salaries and employee benefits expense would increase by approximately 8% in 2007, which was a little higher than the actual results excluding Vision Bank.

Full-time equivalent employees at year-end 2007 were 2,066 compared to 1,892 at year-end 2006 and 1,824 at year-end 2005. Vision Bank had 201 full-time equivalent employees at year-end 2007.

On July 30, 2007, Park announced a plan to review current processes and identify opportunities to improve efficiency by converting to one operating system. One outcome of this initiative ("Project EPS") will be the merging of the eight banking charters of Park's Ohio-based subsidiary banks into one national bank charter. Management anticipates that using a common operational platform and centralizing certain functions will result in expense reduction due to having fewer operational support positions. Management expects to begin merging Park's Ohio-based subsidiary banks during the fourth quarter of 2008 and anticipates completing the consolidation of the Ohio-based subsidiary banks during the second quarter of 2009. Management anticipates that the cost savings generated by Project EPS in 2008 will be largely offset by severance expense pertaining to the anticipated reduction in Park's full-time equivalent employees.

Management expects that salaries and employee benefits expense will increase by approximately 6.5% in 2008, which includes an estimated $2 million of severance expense.

Vision Bank recorded a goodwill impairment charge of $54.0 million during the fourth quarter of 2007. Please see Note 1 of the Notes to Consolidated Financial Statements for a discussion of the goodwill impairment charge.

Data processing expense increased by $2.6 million or 62.3% to $6.9 million in 2007 and increased by $92,000 or 2.2% to $4.25 million for 2006. The increase in data processing expense in 2007 (exclusive of Vision Bank) was $1.2 million or 28.7%. The primary reason for this increase was due to a large increase in check card transactions.

The subcategory "Other Expense" includes expenses for supplies, travel, charitable contributions, amortization of low income housing tax credits, sundry write-offs and other miscellaneous expenses. The subcategory other expense increased by $4.0 million or 37.7% to $14.6 million in 2007 and decreased by $1.6 million or 12.9% to $10.6 million for 2006. The increase in other expense in 2007 (exclusive of Vision Bank) was $3.1 million or 29.7%.

For 2007, the increase in other expense (exclusive of Vision Bank) was primarily due to an increase in the amortization expense of low income housing tax credit investments, an accrual pertaining to a Visa litigation reserve and an increase in charitable contribution expense. The amortization expense for low income housing tax credit investment increased by $1.1 million to $4.8 million for 2007. Park accrued $887,000 pertaining to a Visa members' indemnification of estimated future litigation settlements during the fourth quarter of 2007. Charitable contribution expense increased by $509,000 in 2007.

For 2006, the decrease in other expense was due to a decrease in charitable expense of $1.7 million. Charitable contribution expense was $300,000 in 2006 compared to $2.0 million in 2005.

Management expects that total other expense will be approximately $177 million for 2008. This projected amount represents an increase of $6.9 million or 4.0% in total other expense compared to $170.1 million for 2007, which is exclusive of the $54.0 million goodwill impairment charge.

Income Taxes: Federal income tax expense was $30.4 million for 2007 and state income tax expense was a credit of ($453,000). Vision Bank is subject to state income tax, in the states of Alabama and Florida. State tax expense was a credit in 2007 because Vision had a loss in 2007. Park and its Ohio-based subsidiary banks do not pay state income tax to the state of Ohio, but pay a franchise tax based on year-end equity. The franchise tax expense is included in "state taxes" on Park's Consolidated Statements of Income.

Federal income tax expense as a percentage of income before taxes was 57.8% in 2007. The $54.0 million goodwill impairment charge in 2007 had no impact on income tax expense. For 2007, the percentage of federal income tax expense to income before taxes (adjusted for the goodwill impairment charge) is 28.5%. By comparison, the percentage of federal income taxes to income before taxes was 29.3% in 2006 and 29.7% in 2005.

A lower federal effective tax rate than the statutory rate of 35% is primarily due to tax-exempt interest income from state and municipal investments and loans, low income housing tax credits and income from bank owned life insurance.

Management expects that the federal effective income tax rate for 2008 will be approximately 29.4%

CREDIT EXPERIENCE

Provision for Loan Losses: The provision for loan losses is the amount added to the allowance for loan losses to absorb future loan charge-offs. The amount of the loan loss provision is determined by management after reviewing the risk characteristics of the loan portfolio, historic and current loan loss experience and current economic conditions.

The provision for loan losses was $29.5 million in 2007, $3.9 million in 2006 and $5.4 million in 2005. Net loan charge-offs were $22.2 million in 2007, $3.9 million in 2006 and $5.9 million in 2005. The ratio of net loan charge-offs to average loans was .55% in 2007, .12% in 2006 and .18% in 2005.

Vision Bank experienced significant credit problems during the second half of 2007. The loan loss provision for Vision Bank was $19.4 million in 2007 and net loan charge-offs were $8.6 million. Vision Bank's net loan charge-offs on an annualized basis were 1.71% of average loans.

Park's Ohio-based subsidiary banks had a loan loss provision of $10.1 million for 2007 and net loan charge offs of $13.6 million. Park's Ohio-based subsidiary banks had an annualized net loan charge-off ratio of .39% in 2007.

At year-end 2007, the allowance for loan losses was $87.1 million or 2.06% of total loans outstanding, compared to $70.5 million or 2.03% of total loans outstanding at year-end 2006 and $69.7 million or 2.09% of total loans outstanding at year-end 2005. In each of the last four years, the loan loss reserve for an acquired bank was added to Park's allowance for loan losses. The Vision acquisition added $9.3 million in 2007, the Anderson acquisition added $798,000 in 2006, the First Clermont acquisition added $1.8 million in 2005 and the First Federal Bancorp. Inc. acquisition added $4.5 million in 2004.

Management believes that the allowance for loan losses at year-end 2007 is adequate to absorb probable incurred credit losses in the loan portfolio. See Note 1 of the Notes to Consolidated Financial Statements and the discussion under the heading "Critical Accounting Policies" earlier in this Financial Review section for additional information on management's evaluation of the adequacy of the allowance for loan losses.

Management expects that the loan loss provision for 2008 will be approximately $20 to $25 million and that the annualized net loan charge-off ratio will be approximately .45% to .55%. This estimate could change significantly as circumstances for individual loans and economic conditions change.

Table 8 – Summary of Loan Loss Experience

(In thousands)	2007	2006	2005	2004	2003
Average loans (net of unearned interest)	**$4,011,307**	$3,357,278	$3,278,092	$2,813,069	$2,695,830
Allowance for loan losses:					
Beginning balance	**70,500**	69,694	68,328	63,142	62,028
Charge-offs:					
Commercial, financial and agricultural	**4,170**	853	3,154	2,557	4,698
Real estate – construction	**7,899**	718	46	613	—
Real estate – residential	**5,785**	1,915	1,006	1,476	1,173
Real estate – commercial	**1,899**	556	1,612	1,951	1,947
Consumer	**8,020**	6,673	7,255	8,111	9,233
Lease financing	**3**	57	316	465	985
Total charge-offs	**27,776**	10,772	13,389	15,173	18,036
Recoveries:					
Commercial, financial and agricultural	**$ 1,011**	$ 842	$ 2,707	$ 2,138	$ 1,543
Real estate – construction	**180**	—	173	67	175
Real estate – residential	**718**	1,017	659	650	549
Real estate – commercial	**560**	1,646	517	292	407
Consumer	**3,035**	3,198	3,214	3,633	3,236
Lease financing	**64**	150	229	529	645
Total recoveries	**5,568**	6,853	7,499	7,309	6,555
Net charge-offs	**22,208**	3,919	5,890	7,864	11,481
Provision charged to earnings	**29,476**	3,927	5,407	8,600	12,595
Allowance for loan losses of acquired bank	**9,334**	798	1,849	4,450	—
Ending balance	**$ 87,102**	$ 70,500	$ 69,694	$ 68,328	$ 63,142
Ratio of net charge-offs to average loans	**0.55%**	0.12%	0.18%	0.28%	0.43%
Ratio of allowance for loan losses to end of year loans, net of unearned interest	**2.06%**	2.03%	2.09%	2.19%	2.31%

The following table summarizes the allocation of the allowance for loan losses for the past five years:

Table 9 – Allocation of Allowance for Loan Losses

December 31,	2007		2006		2005		2004		2003	
(Dollars in thousands)	Allowance	Percent of Loans Per Category	Allowance	Percent of Loans Per Category	Allowance	Percent of Loans Per Category	Allowance	Percent of Loans Per Category	Allowance	Percent of Loans Per Category
Commercial, financial and agricultural	**$14,557**	**14.52%**	$16,985	15.75%	$17,942	15.40%	$17,837	15.04%	$17,117	16.16%
Real estate – construction	**20,007**	**12.70%**	4,425	6.75%	3,864	5.80%	3,107	4.98%	2,423	4.44%
Real estate – residential	**15,997**	**35.06%**	10,402	37.36%	10,329	38.68%	8,926	38.14%	7,378	36.02%
Real estate – commercial	**15,989**	**23.51%**	17,097	24.56%	16,823	24.74%	16,930	24.11%	15,412	24.54%
Consumer	**20,477**	**14.05%**	21,285	15.29%	19,799	14.87%	20,206	16.19%	18,681	16.48%
Leases	**75**	**0.16%**	306	0.29%	937	0.51%	1,322	1.54%	2,131	2.36%
Total	**$87,102**	**100.00%**	$70,500	100.00%	$69,694	100.00%	$68,328	100.00%	$63,142	100.00%

As of December 31, 2007, Park had no significant concentrations of loans to borrowers engaged in the same or similar industries nor did Park have any loans to foreign governments.

Nonperforming Assets: Nonperforming loans include: 1) loans whose interest is accounted for on a nonaccrual basis; 2) loans whose terms have been renegotiated; and 3) loans which are contractually past due 90 days or more as to principal or interest payments but whose interest continues to accrue. Other real estate owned results from taking title to property used as collateral for a defaulted loan.

The percentage of nonperforming loans to total loans was 2.57% at year-end 2007, .95% at year-end 2006 and .90% at year-end 2005. The percentage of nonperforming assets to total loans was 2.89% at year-end 2007, 1.04% at year-end 2006 and .97% at year-end 2005.

Vision Bank had $63.5 million of nonperforming loans or 9.9% of their total loans at year-end 2007 and had $70.5 million of nonperforming assets or 11.0% of their total loans at year-end 2007. By comparison, Park's Ohio-based subsidiary banks had $45.0 million of nonperforming loans or 1.26% of their total loans at year-end 2007 and had $51.4 million of nonperforming assets or 1.43% of their total loans at year-end 2007.

Park's lending management has reviewed closely all of the nonperforming loans and nonperforming assets as of December 31, 2007. Partial loan charge-offs of approximately $10 million were taken on nonperforming loans in 2007. Approximately $6 million of these net loan charge-offs were recorded at Vision Bank.

Economic conditions deteriorated during the second half of 2007 which caused a sharp increase in net loan charge-offs and nonperforming loans for Park and many other financial institutions throughout the country. The net loan charge-off ratios for Park on an annualized basis was .26% as of June 30, 2007 and nonperforming assets as a percentage of loans was 1.20% at June 30, 2007. By comparison, the annualized net loan charge-off ratio was .56% for the third quarter of 2007 and was 1.07% for the fourth quarter of 2007. Nonperforming assets were 1.78% of total loans as of September 30, 2007.

Park had $208.8 million of loans included on the watch list of potential problem loans at December 31, 2007 compared to $176.8 million at year-end 2006 and $130.8 million at year-end 2005. As a percentage of year-end total loans, Park's watch list of potential problem loans was 4.9% in 2007, 5.1% in 2006 and 3.9% in 2005. The existing conditions of these loans do not warrant classification as nonaccrual. However, these loans have shown some weakness and management performs additional analyses regarding a borrower's ability to comply with payment terms for watch list loans.

The following is a summary of the nonaccrual, past due and renegotiated loans and other real estate owned for the last five years:

Table 10 – Nonperforming Assets

December 31, (Dollars in thousands)	2007	2006	2005	2004	2003
Nonaccrual loans	**$101,128**	$16,004	$14,922	$17,873	$15,921
Renegotiated loans	**2,804**	9,113	7,441	5,461	5,452
Loans past due 90 days or more	**4,545**	7,832	7,661	5,439	4,367
Total nonperforming loans	**108,477**	32,949	30,024	28,773	25,740
Other real estate owned	**13,443**	3,351	2,368	2,680	2,319
Total nonperforming assets	**$121,920**	$36,300	$32,392	$31,453	$28,059
Percentage of nonperforming loans to loans, net of unearned income	**2.57%**	0.95%	0.90%	0.92%	0.94%
Percentage of nonperforming assets to loans, net of unearned income	**2.89%**	1.04%	0.97%	1.01%	1.03%
Percentage of nonperforming assets to total assets	**1.88%**	0.66%	0.60%	0.58%	0.56%

Tax equivalent interest income from loans of $321.4 million for 2007 would have increased by $5.8 million if all loans had been current in accordance with their original terms.

CAPITAL RESOURCES

Liquidity and Interest Rate Sensitivity Management: Park's objective in managing its liquidity is to maintain the ability to continuously meet the cash flow needs of customers, such as borrowings or deposit withdrawals, while at the same time seeking higher yields from longer-term lending and investing activities.

Cash and cash equivalents increased by $7.1 million during 2007 to $193.4 million at year-end. Cash provided by operating activities was $83.2 million in 2007, $85.3 million in 2006 and $78.5 million in 2005. Net income was the primary source of cash for operating activities during each year. The goodwill impairment charge of $54.0 million in 2007 did not impact cash and as a result had no impact on cash provided by operating activities.

Cash used in investing activities was $360.3 million in 2007. Cash provided by investing activities was $47.8 million in 2006 and $145.1 million in 2005. Investment security transactions are the major use or source of cash in investing activities. Proceeds from the sale, repayment or maturity of securities provide cash and purchases of securities use cash. Net security transactions used cash of $130.8 million in 2007 and provided cash of $145.9 million in 2006 and $239.0 million in 2005. Another major use or source of cash in investing activities is the net increase or decrease in the loan portfolio. Cash used by the net increase in the loan portfolio was $126.0 million in 2007, $99.3 million in 2006 and $53.6 million in 2005. In 2007, Park also used $38.3 million in cash to acquire the loans pertaining to the Millersburg, Ohio branch purchase and used $47.7 million of cash on a net basis for the acquisition of Vision.

Cash provided by financing activities was $284.2 million in 2007. Cash used in financing activities was $120.7 million in 2006 and $211.4 million in 2005. Changes in short-term borrowings and long-term debt is a major source or use of cash for financing activities. The net increase in short-term borrowings provided cash of $359.2 million in 2007, $61.7 million in 2006 and $35.8 million in 2005. Cash was used by the net decrease in long-term borrowings of $19.4 million in 2007, $110.6 million in 2006 and $102.6 million in 2005. Another major source of cash for financing activities is the net change in deposits. Cash provided by the net increase in deposits was $13.2 million in 2007 and $6.3 million in 2006. Cash used by the net decrease in deposits was $55.5 million in 2005. In 2007, cash was also provided from the deposits of $23.5 million acquired as part of the Millersburg, Ohio branch purchase and from the $25 million in proceeds from the issuance of subordinated debt.

Funds are available from a number of sources, including the securities portfolio, the core deposit base, Federal Home Loan Bank borrowings and the capability to securitize or package loans for sale. The present funding sources provide more than adequate liquidity for Park to meet its cash flow needs.

The following table shows interest rate sensitivity data for five different time intervals as of December 31, 2007:

Table 11 – Interest Rate Sensitivity

(Dollars in thousands)	0-3 Months	3-12 Months	1-3 Years	3-5 Years	Over 5 Years	Total
Interest earning assets:						
Investment securities (1)	$ 176,410	$ 275,598	$ 431,416	$291,243	$528,436	$1,703,103
Money market instruments	10,232	—	—	—	—	10,232
Loans (1)	1,683,278	1,079,639	1,257,096	183,628	20,493	4,224,134
Total interest earning assets	1,869,920	1,355,237	1,688,512	474,871	548,929	5,937,469
Interest bearing liabilities:						
Interest bearing transaction accounts (2)	$ 656,910	$ —	$ 681,582	$ —	$ —	$1,338,492
Savings accounts (2)	53,105	—	477,944	—	—	531,049
Time deposits	571,597	929,811	277,793	91,776	1,463	1,872,440
Other	1,792	—	—	—	—	1,792
Total deposits	$1,283,404	929,811	1,437,319	91,776	1,463	3,743,773
Short-term borrowings	559,319	200,000	—	—	—	759,319
Long-term debt	2,901	32,040	48,625	1,960	504,882	590,408
Subordinated debentures	40,000	—	—	—	—	40,000
Total interest bearing liabilities	1,885,624	1,161,851	1,485,944	93,736	506,345	5,133,500
Interest rate sensitivity gap	(15,704)	193,386	202,568	381,135	42,584	803,969
Cumulative rate sensitivity gap	(15,704)	177,682	380,250	761,385	803,969	—
Cumulative gap as a percentage of total interest earning assets	-0.26%	2.99%	6.40%	12.82%	13.54%	—

(1) Investment securities and loans that are subject to prepayment are shown in the table by the earlier of their repricing date or their expected repayment dates and not by their contractual maturity. The totals for investment securities include interest bearing deposits with other banks.

(2) Management considers interest bearing transaction accounts and savings accounts to be core deposits and therefore, not as rate sensitive as other deposit accounts and borrowed money. Accordingly, only 49% of interest bearing transaction accounts and 10% of savings accounts are considered to reprice within one year. If all of the interest bearing checking accounts and savings accounts were considered to reprice within one year, the one year cumulative gap would change from a positive 2.99% to a negative 16.54%.

The interest rate sensitivity gap analysis provides a good overall picture of the Corporation's static interest rate risk position. The Corporation's policy is that the twelve month cumulative gap position should not exceed fifteen percent of interest earning assets for three consecutive quarters. At December 31, 2007, the cumulative interest earning assets maturing or repricing within twelve months were $3,225 million compared to the cumulative interest bearing liabilities maturing or repricing within twelve months of $3,047 million. For the twelve-month cumulative gap position, rate sensitive assets exceed rate sensitive liabilities by $178 million or 3.0% of interest earning assets.

A positive twelve month cumulative rate sensitivity gap (assets exceed liabilities) would suggest that the Corporation's net interest margin would decrease if interest rates were to decrease. However, the usefulness of the interest sensitivity gap analysis as a forecasting tool in projecting net interest income is limited. The gap analysis does not consider the magnitude by which assets or liabilities will reprice during a period and also contains assumptions as to the repricing of transaction and savings accounts that may not prove to be correct.

The cumulative twelve month interest rate sensitivity gap position at December 31, 2006, was a negative $396 million or a negative 7.9% of interest earning assets compared to a positive $178 million or a positive 3.0% of interest earning assets at December 31, 2007. This change in the cumulative twelve month interest rate sensitivity gap of a positive $574 million was due in part to an increase in the percentage of interest earning assets maturing or repricing within one year to 54.3% at year-end 2007 compared to 49.0% at year-end 2006. Additionally, the percentage of interest bearing liabilities maturing or repricing within one year decreased to 59.4% at year-end 2007 compared to 68.8% at year-end 2006.

Management supplements the interest rate sensitivity gap analysis with periodic simulations of balance sheet sensitivity under various interest rate and what-if scenarios to better forecast and manage the net interest margin. Park's management uses an earnings simulation model to analyze net interest income sensitivity to movements in interest rates. This model is based on actual cash flows and repricing characteristics for balance sheet instruments and incorporates market-based assumptions regarding the impact of changing interest rates on the prepayment rate of certain assets and liabilities. This model also includes management's projections for activity levels of various balance sheet instruments and noninterest fee income and operating expense. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in interest rates are also incorporated into this earnings simulation model. These assumptions are inherently uncertain and as a result, the model cannot precisely measure net interest income and net income. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes as well as changes in market conditions and management strategies.

Management uses a 50 basis point change in market interest rates per quarter for a total of 200 basis points per year in evaluating the impact of changing interest rates on net interest income and net income over a twelve month horizon. At December 31, 2007, the earnings simulation model projected that net income would increase by .2% using a rising interest rate scenario and decrease by .6% using a declining interest rate scenario over the next year. At December 31, 2006, the earnings simulation model projected that net income would increase by .1% using a rising interest rate scenario and decrease by .7% using a declining interest rate scenario over the next year and at December 31, 2005, the earnings simulation model projected that net income would decrease by .2% using a rising interest rate scenario and increase by .9% using a declining interest rate scenario over the next year. Consistently, over the past several years, the earnings simulation model has projected that changes in interest rates would have only a small impact on net income and the net interest margin. The net interest margin has been relatively stable over the past three years at 4.20% in 2007, 4.33% in 2006 and 4.34% in 2005. A major goal of the asset/liability committee is to have a relatively stable net interest margin regardless of the level of interest rates. Management expects that the net interest margin will be approximately 4.10% in 2008. The large increase in nonaccrual loans in 2007 reduced the net interest margin during the second half of 2007 and the projected large amount of nonaccrual loans in 2008 is expected to continue to negatively impact the net interest margin in 2008.

CONTRACTUAL OBLIGATIONS

In the ordinary course of operations, Park enters into certain contractual obligations. Such obligations include the funding of operations through debt issuances as well as leases for premises. The following table summarizes Park's significant and determinable obligations by payment date at December 31, 2007.

Further discussion of the nature of each specified obligation is included in the referenced Note to the Consolidated Financial Statements or referenced Table in this Financial Review section.

Table 12 – Contractual Obligations

December 31, 2007		Payments Due In				
(Dollars in thousands)	Table / Note	0-1 Years	1-3 Years	3-5 Years	Over 5 Years	Total
Deposits without stated maturity		$2,566,799	$ —	$ —	$ —	$2,566,799
Certificates of deposit	11	1,501,408	277,793	91,776	1,463	1,872,440
Short-term borrowings	9	759,319	—	—	—	759,319
Long-term debt	10	34,894	48,688	2,053	504,774	590,409
Subordinated debentures	11	—	—	—	40,000	40,000
Operating leases	8	2,186	3,084	1,646	3,012	9,928
Purchase obligations		1,530	250	—	—	1,780
Total contractual obligations		$4,866,136	$329,815	$95,475	$549,249	$5,840,675

The Corporation's operating lease obligations represent short-term and long-term lease and rental payments for facilities and equipment. Purchase obligations represent obligations under agreements to purchase goods or services that are enforceable and legally binding on the Corporation.

Commitments, Contingent Liabilities, and Off-Balance Sheet Arrangements: In order to meet the financing needs of its customers, the Corporation issues loan commitments and standby letters of credit. At December 31, 2007, the Corporation had $996 million of loan commitments for commercial, commercial real estate, and residential real estate loans and had $132 million of commitments for revolving home equity and credit card lines. Standby letters of credit totaled $30 million at December 31, 2007.

Commitments to extend credit for loan commitments and standby letters of credit do not necessarily represent future cash requirements. These commitments often expire without being drawn upon. However, all of the loan commitments and standby letters of credit are permitted to be drawn upon in 2008. See Note 18 of the Notes to Consolidated Financial Statements for additional information on loan commitments and standby letters of credit.

The Corporation did not have any unrecorded significant contingent liabilities at December 31, 2007, and did not have any off-balance sheet arrangements at year-end 2007.

Capital: Park's primary means of maintaining capital adequacy is through net retained earnings. At December 31, 2007, the Corporation's stockholders' equity was $580.0 million, compared to $570.4 million at December 31, 2006. Stockholders' equity at December 31, 2007 was 8.92% of total assets compared to 10.43% of total assets at December 31, 2006.

Tangible stockholders' equity (stockholders' equity less goodwill and other intangible assets) was $435.5 million at December 31, 2007 and was $492.4 million at December 31, 2006. At December 31, 2007, tangible stockholders' equity was 6.85% of total tangible assets (total assets less goodwill and other intangible assets), compared to 9.13% at December 31, 2006.

Net income for 2007 was $22.7 million, $94.1 million in 2006 and $95.2 million in 2005. The large decrease in net income in 2007 was primarily due to a loss of $60.7 million at Vision Bank. This loss includes a goodwill impairment charge of $54.0 million.

Cash dividends declared were $52.8 million in 2007, $51.4 million in 2006 and $51.6 million in 2005. On a per share basis, the cash dividends declared were $3.73 per share in 2007, $3.69 per share in 2006 and $3.62 per share in 2005.

Park purchased 760,531 shares of treasury stock totaling $65.6 million in 2007 at a weighted average cost of $86.21 per share. In 2006, Park purchased 302,786 shares of treasury stock totaling $30.5 million at a weighted average cost of $100.76 per share. In 2005, Park purchased 281,360 shares of treasury stock totaling $30.0 million at a weighted average cost of $106.55 per share. Treasury stock had a balance in stockholders' equity of $208.1 million at December 31, 2007 compared to $143.4 million at December 31, 2006 and $116.7 million at December 31, 2005.

Park issued 792,937 shares of Park common stock valued at a price of $105.00 per share for a total value of $83.3 million pursuant to the acquisition of Vision on March 9, 2007. In 2006, Park issued 86,137 shares of common stock valued at a price of $100.60 per share for a total value of $8.7 million pursuant to the acquisition of Anderson Bank. Common stock had a balance in stockholders' equity of $301.2 million at December 31, 2007 compared to $217.1 million at December 31, 2006 and $208.4 million at December 31, 2005.

Accumulated other comprehensive income (loss) was ($2.6) million at December 31, 2007 compared to ($22.8) million at December 31, 2006 and ($10.1) million at December 31, 2005. Long-term interest rates decreased during the fourth quarter of 2007 and the market value of Park's investment securities increased and as a result Park recognized $16.9 million of other comprehensive income on investment securities in 2007 and $3.3 million of other comprehensive income related to the change in pension plan assets and benefit obligations in 2007.

Financial institution regulators have established guidelines for minimum capital ratios for banks, thrifts, and bank holding companies. Park's accumulated other comprehensive income (loss) is not included in computing regulatory capital. The minimum leverage capital ratio (defined as stockholders' equity less intangible assets divided by tangible assets) is 4% and the well capitalized ratio is greater than or equal to 5%. Park's leverage ratio was 7.10% at December 31, 2007 and exceeded the minimum capital required by $197 million. The minimum Tier 1 risk-based capital ratio (defined as leverage capital divided by risk-adjusted assets) is 4% and the well capitalized ratio is greater than or equal to 6%. Park's Tier 1 risk-based capital ratio was 10.16% at December 31, 2007 and exceeded the minimum capital required $274 million. The minimum total risk-based capital ratio (defined as leverage capital plus supplemental capital divided by risk-adjusted assets) is 8% and the well capitalized ratio is greater than or equal to 10%. Park's total risk-based capital ratio was 11.97% at December 31, 2007 and exceeded the minimum capital required by $177 million.

At December 31, 2007, Park exceeded the well capitalized regulatory guidelines for bank holding companies. Park exceeded the well capitalized leverage capital ratio of 5% by $134 million and exceeded the well capitalized Tier 1 risk-based capital ratio of 6% by $185 million and exceeded the well capitalized total risk-based capital ratio of 10% by $88 million at year-end 2007.

The financial institution subsidiaries of Park each met the well capitalized ratio guidelines at December 31, 2007. See Note 20 of the Notes to Consolidated Financial Statements for the capital ratios for Park and its financial institution subsidiaries.

Effects of Inflation: Balance sheets of financial institutions typically contain assets and liabilities that are monetary in nature, and therefore, differ greatly from most commercial and industrial companies which have significant investments in premises, equipment and inventory. During periods of inflation, financial institutions that are in a net positive monetary position will experience a decline in purchasing power, which does have an impact on growth. Another significant effect on internal equity growth is other expenses, which tend to rise during periods of inflation.

Management believes the most significant impact on financial results is the Corporation's ability to align its asset/liability management program to react to changes in interest rates.

The following table summarizes five-year financial information. All per share data have been retroactively restated for the 5% stock dividend paid on December 15, 2004.

Table 13 – Consolidated Five-Year Selected Financial Data

December 31, (Dollars in thousands, except per share data)	2007	2006	2005	2004	2003
Results of Operations:					
Interest income	**$401,824**	$ 334,559	$ 314,459	$ 270,993	$ 264,629
Interest expense	**167,147**	121,315	93,895	58,702	61,992
Net interest income	**234,677**	213,244	220,564	212,291	202,637
Provision for loan losses	**29,476**	3,927	5,407	8,600	12,595
Net interest income after provision for loan losses	**205,201**	209,317	215,157	203,691	190,042
Net gains (losses) on sale of securities	**—**	97	96	(793)	(6,060)
Noninterest income	**71,640**	64,665	59,609	52,641	61,583
Noninterest expense	**224,164**	141,002	139,438	126,290	122,376
Net income	**22,707**	94,091	95,238	91,507	86,878
Net income excluding impairment charge (a)	**76,742**	94,091	95,238	91,507	86,878
Per share:					
Net income – basic	**1.60**	6.75	6.68	6.38	6.01
Net income – diluted	**1.60**	6.74	6.64	6.32	5.97
Net income per share excluding impairment charge – diluted (a)	**5.40**	6.74	6.64	6.32	5.97
Cash dividends declared	**3.730**	3.690	3.620	3.414	3.209

Table 13 – Consolidated Five-Year Selected Financial Data continued

December 31, (Dollars in thousands, except per share data)	2007	2006	2005	2004	2003
Average Balances:					
Loans	**$4,011,307**	$3,357,278	$3,278,092	$2,813,069	$2,695,830
Investment securities	**1,596,205**	1,610,639	1,851,598	1,901,129	1,759,816
Money market instruments	**17,838**	8,723	12,258	9,366	35,768
Total earning assets	**5,625,350**	4,976,640	5,141,948	4,723,564	4,491,414
Noninterest bearing deposits	**697,247**	662,077	643,032	574,560	522,456
Interest bearing deposits	**3,706,231**	3,162,867	3,187,033	2,946,360	2,901,835
Total deposits	**4,403,478**	3,824,944	3,830,065	3,520,920	3,424,291
Short-term borrowings	**494,160**	375,332	291,842	401,299	515,328
Long-term debt	**568,575**	553,307	799,888	519,979	281,599
Stockholders' equity	**618,758**	545,074	559,211	538,275	520,391
Total assets	**6,169,156**	5,380,623	5,558,088	5,049,081	4,803,263
Ratios:					
Return on average assets	**0.37%**	1.75%	1.71%	1.81%	1.81%
Return on average assets excluding impairment charge (a)	**1.24%**	1.75%	1.71%	1.81%	1.81%
Return on average equity	**3.67%**	17.26%	17.03%	17.00%	16.69%
Return on average equity excluding impairment charge (a)	**12.40%**	17.26%	17.03%	17.00%	16.69%
Net interest margin (1)	**4.20%**	4.33%	4.34%	4.56%	4.60%
Noninterest expense to net revenue (1)	**72.74%**	50.35%	49.32%	47.11%	45.66%
Dividend payout ratio	**232.35%**	54.65%	54.19%	53.54%	53.42%
Average stockholders' equity to average total assets	**10.03%**	10.13%	10.06%	10.66%	10.83%
Leverage capital	**7.10%**	9.96%	9.27%	10.10%	10.79%
Tier 1 capital	**10.16%**	14.72%	14.17%	15.16%	16.51%
Risk-based capital	**11.97%**	15.98%	15.43%	16.43%	17.78%

(1) Computed on a fully taxable equivalent basis

(a) Net income for 2007 has been adjusted for the impairment charge to goodwill. Net income excluding the impairment charge equals net income for the year plus the impairment charge to goodwill of $54,035.

Twelve Months Ended December 31, (In thousands, except per share data)	2007	2006
Reconciliation of net income to net income excluding impairment charge:		
Net income	**$22,707**	$94,091
Plus goodwill impairment charge	**54,035**	—
Net income before impairment charge	**$76,742**	$94,091
Reconciliation of net income per share – diluted to net income per share – diluted excluding impairment charge:		
Net income per share – diluted	**$1.60**	$6.74
Plus impairment charge to goodwill per share – diluted	**3.80**	—
Net income per share – diluted before impairment charge	**$5.40**	$6.74

Non-GAAP Financial Measures: Park's management uses certain non-GAAP (generally accepted accounting principles) financial measures to evaluate Park's performance. Specifically, management reviews (i) net income before impairment charge, (ii) net income per share–diluted before impairment charge, (iii) return on average assets before impairment charge, and (iv) return on average equity before impairment charge, (collectively, the "adjusted performance metrics") and has included in this annual report information relating to the adjusted performance metrics for the three-month and twelve-month periods ended December 31, 2007 and 2006. For purposes of calculating these non-GAAP financial measures, net income (loss) for the three-month and twelve-month periods ended December 31, 2007 is increased by the non-cash goodwill impairment charge to earnings of approximately $54.0 million, to determine net income before impairment charge. Management believes the adjusted performance metrics present a more reasonable view of Park's operating performance and ensures comparability of operating performance from period to period while eliminating the one-time non-recurring impairment charge. Park has provided a reconciliation of net income (loss) to net income before impairment charge and a reconciliation of net income (loss) per share–diluted to net income per share–diluted before impairment charge solely for the purpose of complying with SEC Regulation G and not as an indication that the adjusted performance metrics are a substitute for net income (loss), net income (loss) per share–diluted, return on average assets or return on average equity determined by GAAP.

The following table is a summary of selected quarterly results of operations for the years ended December 31, 2007 and 2006. Certain quarterly amounts have been reclassified to conform to the year-end financial statement presentation.

Table 14 – Quarterly Financial Data

(Dollars in thousands, except per share data)	Three Months Ended March 31	June 30	Sept. 30	Dec. 31
2007:				
Interest income	$90,836	$102,825	$103,766	$104,397
Interest expense	35,938	42,415	44,350	44,444
Net interest income	54,898	60,410	59,416	59,953
Provision for loan losses	2,205	2,881	5,793	18,597
Gain (loss) on sale of securities	—	—	—	—
Income before income taxes	29,558	33,511	29,866	(40,258)
Net income (loss)	21,063	23,510	21,304	(43,170)
Net income excluding impairment charge (a)	21,063	23,510	21,304	10,865
Per share data:				
Net income (loss) – basic	1.49	1.62	1.50	(3.08)
Net income (loss) – diluted	1.49	1.62	1.50	(3.08)
Net income per share excluding impairment charge – diluted (a)	1.49	1.62	1.50	0.77
Weighted-average common stock outstanding – basic	14,121,331	14,506,926	14,193,019	14,029,944
Weighted-average common stock equivalent – diluted	14,138,517	14,507,895	14,193,019	14,030,499
2006:				
Interest income	$80,596	$83,298	$85,290	$85,375
Interest expense	27,177	29,476	31,728	32,934
Net interest income	53,419	53,822	53,562	52,441
Provision for loan losses	—	1,467	935	1,525
Gain (loss) on sale of securities	—	—	97	—
Income before income taxes	33,800	33,827	33,589	31,861
Net income	23,807	23,886	23,805	22,593
Per share data:				
Net income – basic	1.70	1.71	1.72	1.63
Net income – diluted	1.69	1.70	1.71	1.63
Weighted-average common stock outstanding – basic	14,034,360	13,977,432	13,859,498	13,845,071
Weighted-average common stock equivalent – diluted	14,095,895	14,010,407	13,888,458	13,872,586

a) Net income for the fourth quarter 2007 has been adjusted for the impairment charge to goodwill. Net income excluding the impairment charge equals net income for the period plus the impairment charge to goodwill of $54,035.

Three Months Ended December 31, (In thousands, except per share data)	2007	2006
Reconciliation of net income (loss) to net income excluding impairment charge:		
Net income (loss)	$(43,170)	$22,593
Plus goodwill impairment charge	54,035	—
Net income before impairment charge	$10,865	$22,593
Reconciliation of net income (loss) per share – diluted to net income per share – diluted excluding impairment charge:		
Net income (loss) per share – diluted	$(3.08)	$1.63
Plus impairment charge to goodwill per share – diluted	3.85	—
Net income per share – diluted before impairment charge	$0.77	$1.63

The Corporation's common stock (symbol: PRK) is traded on the American Stock Exchange (AMEX). At December 31, 2007, the Corporation had 4,937 stockholders of record. The following table sets forth the high, low and closing sale prices of, and dividends declared on the common stock for each quarterly period for the years ended December 31, 2007 and 2006, as reported by AMEX.

Table 15 – Market and Dividend Information

	High	Low	Last Price	Cash Dividend Declared Per Share
2007:				
First Quarter	$101.25	$ 88.48	$ 94.48	$0.93
Second Quarter	95.50	83.50	84.79	0.93
Third Quarter	93.45	78.55	87.20	0.93
Fourth Quarter	91.70	64.50	64.50	0.94
2006:				
First Quarter	$117.21	$103.00	$106.50	$0.92
Second Quarter	105.42	92.36	98.81	0.92
Third Quarter	105.00	93.72	100.09	0.92
Fourth Quarter	103.95	98.14	99.00	0.93

PERFORMANCE GRAPH

Table 16 compares the total return performance for Park common shares with the AMEX Composite Index, the NASDAQ Bank Stocks Index and with the SNL Financial Bank and Thrift Index for the five year period from December 31, 2002 to December 31, 2007. The AMEX Composite Index is a market capitalization-weighted index of the stocks listed on the American Stock Exchange.

The NASDAQ Bank Stocks Index is comprised of all depository institutions, holding companies and other investment companies that are traded on The NASDAQ Global Select and Global Markets. Park considers a number of bank holding companies traded on The NASDAQ National Market to be within its peer group. The SNL Financial Bank and Thrift Index is comprised of all publicly traded bank and thrift stocks researched by SNL Financial.

The AMEX Financial Stocks Index includes the stocks of banks, thrifts, finance companies and securities broker-dealers. Park believes that The NASDAQ Bank Stocks Index and the SNL Financial Bank and Thrift Index are more appropriate industry indices for Park to use for the five year total return performance comparison.

The total return performance for Park's common shares has underperformed the total return performance on the three indices used in the five year comparison as indicated in Table 16. The annual compound total return on Park's common shares for the past five years is a negative 4.0%. By comparison, the annual compound total returns for the past five years on the AMEX Composite Index, the NASDAQ Bank Stocks Index and the SNL Bank and Thrift Index were 26.7%, 3.6% and 6.6%, respectively.

The total return performance for bank stocks in 2007 was generally very poor. For 2007, the total return on Park's common shares was a negative 31.9%, compared to a total return on the NASDAQ Bank Stocks Index of a negative 22.1%% and a total return on the SNL Bank and Thrift Index of a negative 23.7%.


Index Value
350
300
250
200
150
100
50
0
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

Table 16 – Total Return Performance

	Index	PERIOD ENDING 12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
———	Park National Corporation	100.00	118.18	152.98	119.75	119.79	81.58
–·–·–	AMEX Composite Index	100.00	146.69	184.19	232.41	278.76	326.63
– – – –	NASDAQ Bank Stocks Index	100.00	129.93	144.21	137.97	153.15	119.35
········	SNL Bank and Thrift Index	100.00	135.57	151.82	154.20	180.17	137.40

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders
Park National Corporation

The management of Park National Corporation (the "Corporation") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a – 15(f) and 15d – 15(f) under the Securities Exchange Act of 1934. The Corporation's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Corporation's internal control over financial reporting includes those policies and procedures that:

a.) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation and its consolidated subsidiaries;

b.) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Corporation and its consolidated subsidiaries are being made only in accordance with authorizations of management and directors of the Corporation; and

c.) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Corporation and its consolidated subsidiaries that could have a material effect on the financial statements.

The Corporation's internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even an effective system of internal control over financial reporting will provide only reasonable assurance with respect to financial statement preparation.

With the participation of our Chairman of the Board and Chief Executive Officer, our President and our Chief Financial Officer, management evaluated the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2007, the end of the Corporation's fiscal year. In making this assessment, management used the criteria set forth for effective internal control over financial reporting by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. This assessment excluded the internal control over financial reporting of Vision Bank and Vision Bancshares Financial Group, Inc. which were acquired on March 9, 2007 through the merger of Vision Bancshares, Inc., their then parent, with and into the Corporation, and whose financial statements reflect total assets constituting approximately 13% of total assets reported on the Corporation's consolidated financial statements as of December 31, 2007.

Based on our assessment under the criteria described in the proceeding paragraph, management concluded that the Corporation maintained effective internal control over financial reporting as of December 31, 2007.

The Corporation's independent registered public accounting firm, Crowe Chizek and Company LLC, has audited the Corporation's 2007 and 2006 consolidated financial statements included in this Annual Report and the Corporation's internal control over financial reporting as of December 31, 2007, and has issued their Report of Independent Registered Public Accounting Firm, which appears in this Annual Report.



C. Daniel DeLawder
Chairman and Chief Executive Officer



David L. Trautman
President



John W. Kozak
Chief Financial Officer

February 23, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Park National Corporation
Newark, Ohio

We have audited the accompanying consolidated balance sheets of Park National Corporation as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. We also have audited Park National Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Park National Corporation's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the company's internal control over financial reporting based on our audits. The consolidated statements of income, changes in stockholders' equity and cash flows of Park National Corporation for the year ended December 31, 2005 were audited by other auditors whose report, dated February 21, 2006, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As permitted, the Company excluded the subsidiary acquired on March 9, 2007 (Vision Bank) from the scope of Management's Report on Internal Control Over Financial Reporting. As such, this entity has also been excluded from the scope of our audit of internal control over financial reporting.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Park National Corporation as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Park National Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the COSO.

Crowe Chizek and Company LLC

Columbus, Ohio
February 23, 2008

PARK NATIONAL CORPORATION AND SUBSIDIARIES

at December 31, 2007 and 2006 (Dollars in thousands)

ASSETS	2007	2006
Cash and due from banks	**$ 183,165**	$ 177,990
Money market instruments	**10,232**	8,266
Cash and cash equivalents	**193,397**	186,256
Interest bearing deposits with other banks	**1**	1
Investment securities:		
Securities available-for-sale, at fair value (amortized cost of $1,473,052 and $1,299,686 at December 31, 2007 and 2006, respectively)	**1,474,517**	1,275,079
Securities held-to-maturity, at amortized cost (fair value of $161,414 and $169,786 at December 31, 2007 and 2006, respectively)	**165,421**	176,485
Other investment securities	**63,165**	61,934
Total investment securities	**1,703,103**	1,513,498
Total loans	**4,224,134**	3,480,702
Allowance for loan losses	**(87,102)**	(70,500)
Net loans	**4,137,032**	3,410,202
Other assets:		
Bank owned life insurance	**119,472**	113,101
Goodwill	**127,320**	72,334
Other intangible assets	**17,236**	5,669
Premises and equipment, net	**66,634**	47,554
Accrued interest receivable	**30,646**	26,122
Other real estate owned	**13,443**	3,351
Mortgage loan servicing rights	**10,204**	10,371
Other	**82,614**	82,417
Total other assets	**467,569**	360,919
Total assets	**$6,501,102**	$5,470,876

The accompanying notes are an integral part of the financial statements.

PARK NATIONAL CORPORATION AND SUBSIDIARIES
at December 31, 2007 and 2006 (Dollars in thousands)

LIABILITIES AND STOCKHOLDERS' EQUITY	2007	2006
Deposits:		
Noninterest bearing	**$ 695,466**	$ 664,962
Interest bearing	**3,743,773**	3,160,572
Total deposits	**4,439,239**	3,825,534
Short-term borrowings	**759,318**	375,773
Long-term debt	**590,409**	604,140
Subordinated debentures	**40,000**	—
Total borrowings	**1,389,727**	979,913
Other liabilities:		
Accrued interest payable	**15,125**	13,076
Other	**76,999**	81,914
Total other liabilities	**92,124**	94,990
Total liabilities	**5,921,090**	4,900,437
COMMITMENTS AND CONTINGENCIES		
Stockholders' equity:		
Common stock, no par value (20,000,000 shares authorized; 16,151,200 shares issued in 2007 and 15,358,323 issued in 2006)	**301,213**	217,067
Accumulated other comprehensive income (loss), net	**(2,608)**	(22,820)
Retained earnings	**489,511**	519,563
Less: Treasury stock (2,186,624 shares in 2007 and 1,436,794 shares in 2006)	**(208,104)**	(143,371)
Total stockholders' equity	**580,012**	570,439
Total liabilities and stockholders' equity	**$6,501,102**	$5,470,876

The accompanying notes are an integral part of the financial statements.

PARK NATIONAL CORPORATION AND SUBSIDIARIES

for the years ended December 31, 2007, 2006 and 2005 (Dollars in thousands, except per share data)

	2007	2006	2005
Interest and dividend income:			
Interest and fees on loans	**$ 320,827**	$255,123	$223,868
Interest and dividends on:			
Obligations of U.S. Government, its agencies and other securities	**77,016**	75,300	85,664
Obligations of states and political subdivisions	**3,061**	3,667	4,486
Other interest income	**920**	469	441
Total interest and dividend income	**401,824**	334,559	314,459
Interest expense:			
Interest on deposits:			
Demand and savings deposits	**39,797**	25,870	15,091
Time deposits	**81,224**	56,402	41,808
Interest on short-term borrowings	**22,113**	15,692	7,508
Interest on long-term debt	**24,013**	23,351	29,488
Total interest expense	**167,147**	121,315	93,895
Net interest income	**234,677**	213,244	220,564
Provision for loan losses	**29,476**	3,927	5,407
Net interest income after provision for loan losses	**205,201**	209,317	215,157
Other income:			
Income from fiduciary activities	**14,403**	13,548	12,034
Service charges on deposit accounts	**23,813**	19,969	17,853
Net gains on sales of securities	**—**	97	96
Other service income	**11,543**	10,920	10,753
Other	**21,881**	20,228	18,969
Total other income	**$ 71,640**	$ 64,762	$ 59,705

The accompanying notes are an integral part of the financial statements.

PARK NATIONAL CORPORATION AND SUBSIDIARIES

for the years ended December 31, 2007, 2006 and 2005 (Dollars in thousands, except per share data)

	2007	2006	2005
Other expense:			
Salaries and employee benefits	**$ 97,712**	$ 82,579	$ 80,579
Goodwill impairment charge	**54,035**	—	—
Data processing fees	**6,892**	4,246	4,154
Fees and service charges	**11,055**	9,553	9,035
Net occupancy expense of bank premises	**10,717**	9,155	8,721
Amortization of intangibles	**3,847**	2,470	2,548
Furniture and equipment expense	**9,259**	8,215	7,915
Insurance	**1,445**	1,137	1,243
Marketing	**4,961**	4,438	4,201
Postage and telephone	**6,910**	6,303	5,975
State taxes	**2,769**	2,333	2,925
Other	**14,562**	10,573	12,142
Total other expense	**224,164**	141,002	139,438
Income before income taxes	**52,677**	133,077	135,424
Income taxes	**29,970**	38,986	40,186
Net income	**$ 22,707**	$ 94,091	$ 95,238
Earnings per share:			
Basic	**$1.60**	$6.75	$6.68
Diluted	**$1.60**	$6.74	$6.64

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

PARK NATIONAL CORPORATION AND SUBSIDIARIES

for the years ended December 31, 2007, 2006 and 2005 (Dollars in thousands, except per share data)

	Common Stock				Accumulated Other		
	Shares Outstanding	Amount	Retained Earnings	Treasury Stock	Comprehensive Income (Loss)	Total	Comprehensive Income
Balance, January 1, 2005	14,320,227	$208,251	$433,260	$ (91,392)	$ 12,442	$562,561	
Net income	—	—	95,238	—	—	95,238	$95,238
Other comprehensive income (loss), net of tax:							
Unrealized net holding loss on securities available-for-sale, net of income taxes of $(12,161)					(22,585)	(22,585)	(22,585)
							$72,653
Cash dividends, $3.62 per share	—	—	(51,609)	—	—	(51,609)	
Cash payment for fractional shares in dividend reinvestment plan	(50)	(3)	—	—	—	(3)	
Shares issued for stock options	1,917	117				117	
Treasury stock purchased	(281,360)	—	—	(29,978)	—	(29,978)	
Treasury stock reissued primarily for stock options exercised	51,892	—	—	4,689	—	4,689	
Balance, December 31, 2005	14,092,626	$208,365	$476,889	$(116,681)	$(10,143)	$558,430	
Net income	—	—	94,091	—	—	94,091	94,091
Other comprehensive income (loss), net of tax:							
Unrealized net holding loss on securities available-for-sale, net of income taxes of $(3,151)					(5,851)	(5,851)	(5,851)
Total comprehensive income							$88,240
Adjustment to initially apply SFAS No. 158, net of income taxes of $(3,675)					(6,826)	(6,826)	
Cash dividends, $3.69 per share	—	—	(51,417)	—	—	(51,417)	
Cash payment for fractional shares in dividend reinvestment plan	(72)	(5)	—	—	—	(5)	
Shares issued for stock options	684	42	—	—	—	42	
Treasury stock purchased	(302,786)	—	—	(30,508)	—	(30,508)	
Treasury stock reissued primarily for stock options exercised	44,940	—	—	3,818	—	3,818	
Shares issued for Anderson Bank purchase	86,137	8,665	—	—	—	8,665	
Balance, December 31, 2006	**13,921,529**	**$217,067**	**$519,563**	**$(143,371)**	**$(22,820)**	**$570,439**	
Net income	**—**	**—**	**22,707**	**—**	**—**	**22,707**	**22,707**
Other comprehensive income (loss), net of tax:							
Application of SFAS No. 158, net of income taxes of $1,759					**3,266**	**3,266**	**3,266**
Unrealized net holding gain on securities available-for-sale, net of income taxes of $9,125					**16,946**	**16,946**	**16,946**
Total comprehensive income							**$42,919**
Cash dividends, $3.73 per share	**—**	**—**	**(52,759)**	**—**	**—**	**(52,759)**	
Cash payment for fractional shares in dividend reinvestment plan	**(60)**	**(5)**	**—**	**—**	**—**	**(5)**	
Stock options granted	**—**	**893**	**—**	**—**	**—**	**893**	
Treasury stock purchased	**(760,531)**	**—**	**—**	**(65,568)**	**—**	**(65,568)**	
Treasury stock reissued for stock options exercised and other grants	**10,701**	**—**	**—**	**835**	**—**	**835**	
Shares issued for Vision Bancshares, Inc. purchase	**792,937**	**83,258**	**—**	**—**	**—**	**83,258**	
Balance, December 31, 2007	**13,964,576**	**$301,213**	**$489,511**	**$(208,104)**	**$ (2,608)**	**$580,012**	

The accompanying notes are an integral part of the financial statements.

PARK NATIONAL CORPORATION AND SUBSIDIARIES

for the years ended December 31, 2007, 2006 and 2005 (Dollars in thousands)

	2007	2006	2005
Operating activities:			
Net income	$ 22,707	$ 94,091	$ 95,238
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	29,476	3,927	5,407
Amortization of loan fees and costs, net	(5,935)	(4,340)	(3,809)
Provision for depreciation and amortization	6,480	5,522	5,641
Goodwill impairment charge	54,035	—	—
Amortization of intangible assets	3,847	2,470	2,548
Accretion of investment securities	(3,009)	(1,630)	(2,444)
Deferred income tax expense (benefit)	(7,839)	156	1,990
Realized net investment security (gains)	—	(97)	(96)
Stock based compensation expense	893	—	—
Stock dividends on Federal Home Loan Bank stock	—	(3,101)	(2,525)
Changes in assets and liabilities:			
Increase in other assets	(11,975)	(14,606)	(24,431)
(Decrease) increase in other liabilities	(5,492)	2,858	958
Net cash provided by operating activities	83,188	85,250	78,477
Investing activities:			
Proceeds from sales of available-for-sale securities	—	304	131,794
Proceeds from maturities of securities:			
Held-to-maturity	11,063	19,471	63,914
Available-for-sale	700,582	293,207	345,660
Purchase of securities:			
Held-to-maturity	—	—	(187,420)
Available-for-sale	(842,598)	(166,518)	(113,198)
Net decrease (increase) in other investments	180	(532)	(1,743)
Net decrease in interest bearing deposits with other banks	—	299	1,796
Net increase in loans	(126,005)	(99,316)	(53,600)
Loans (purchased) sold with branch office	(38,348)	—	5,273
Cash (paid) received for acquisition, net	(47,686)	5,177	(39,227)
Purchases of premises and equipment, net	(16,331)	(4,311)	(8,193)
Premises and equipment acquired in branch acquisitions	(1,150)	—	—
Net cash (used in) provided by investing activities	(360,293)	47,781	145,056
Financing activities:			
Net increase (decrease) in deposits	13,198	6,320	(55,491)
Deposits purchased (sold) with branch office	23,466	—	(12,419)
Net increase in short-term borrowings	359,213	61,699	35,843
Cash payment for fractional shares of common stock	(5)	(5)	(3)
Exercise of stock options, including tax benefits	—	42	117
Purchase of treasury stock, net	(64,733)	(26,690)	(25,289)
Proceeds from issuance of subordinated debt	25,000	—	—
Proceeds from long-term debt	378,100	300,000	326,040
Repayment of long-term debt	(397,460)	(410,644)	(428,689)
Cash dividends paid	(52,533)	(51,470)	(51,498)
Net cash provided by (used in) financing activities	284,246	(120,748)	(211,389)
Increase in cash and cash equivalents	7,141	12,283	12,144
Cash and cash equivalents at beginning of year	186,256	173,973	161,829
Cash and cash equivalents at end of year	$ 193,397	$ 186,256	$ 173,973
Supplemental disclosure			
Summary of business acquisition:			
Fair value of assets acquired	$ 686,512	$ 69,717	$ 185,372
Cash paid for the purchase of financial institutions	(87,843)	(9,052)	(52,500)
Stock issued for the purchase of financial institutions	(83,258)	(8,665)	—
Fair value of liabilities assumed	(624,432)	(62,638)	(161,241)
Goodwill recognized	$(109,021)	$ (10,638)	$ (28,369)

The accompanying notes are an integral part of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the consolidated financial statements:

Principles of Consolidation

The consolidated financial statements include the accounts of Park National Corporation ("Park" or the "Corporation") and all of its subsidiaries. Material intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The allowance for loan losses and the accounting for goodwill are particularly subject to change.

Reclassifications

Certain prior year amounts have been reclassified to conform with current year presentation.

Investment Securities

Investment securities are classified upon acquisition into one of three categories: Held-to-maturity, available-for-sale, or trading (see Note 4).

Held-to-maturity securities are those securities that the Corporation has the positive intent and ability to hold to maturity and are recorded at amortized cost. Available-for-sale securities are those securities that would be available to be sold in the future in response to the Corporation's liquidity needs, changes in market interest rates, and asset-liability management strategies, among others. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses excluded from earnings but included in other comprehensive income, net of applicable taxes. At December 31, 2007 and 2006, the Corporation did not hold any trading securities.

Available-for-sale and held-to-maturity securities are evaluated quarterly for potential other-than-temporary impairment. Management considers the facts of each security including the nature of the security, the amount and duration of the loss, credit quality of the issuer, the expectations for that security's performance and Park's intent and ability to hold the security until recovery. A decline in value that is considered to be other-than-temporary is recorded as a charge to earnings in the Consolidated Statements of Income.

Other investment securities (as shown on the balance sheet) consist of stock investments in the Federal Home Loan Bank and the Federal Reserve Bank. The fair values of these investments are the same as their amortized costs.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated.

Gains and losses realized on the sale of investment securities have been accounted for on the trade date in the year of sale on a specific identification basis.

Federal Home Loan Bank (FHLB) Stock

Park's subsidiary banks are members of the FHLB system. Members are required to own a certain amount of stock based on their level of borrowings and other factors and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on the ultimate recovery of the par value. Both cash and stock dividends are reported as income.

Bank Owned Life Insurance

Park has purchased life insurance policies on certain key officers and directors. Bank owned life insurance is recorded at its cash surrender value (or the amount that can be realized).

Mortgage Loans Held for Sale

Mortgage loans held for sale are carried at the lower of cost or fair value, determined using an aggregate basis. Write-downs to fair value are recognized as a charge to earnings at the time the decline in value occurs. Mortgage loans held for sale were $10.0 million at December 31, 2007 and $5.1 million at December 31, 2006. These amounts are included in loans on the balance sheet. The Corporation enters into forward commitments to sell mortgage loans to reduce market risk on mortgage loans in the process of origination and mortgage loans held for sale. Gains and losses resulting from sales of mortgage loans are recognized when the respective loans are sold to investors. Gains and losses are determined by the difference between the selling price and the carrying amount of the loans sold, net of discounts collected or paid and considering a normal servicing rate. Fees received from borrowers to guarantee the funding of mortgage loans held for sale and fees paid to investors to ensure the ultimate sale of such mortgage loans are recognized as income or expense when the loans are sold or when it becomes evident that the commitment will not be used.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff, are reported at their outstanding principal balances adjusted for any charge-offs, any deferred fees or costs on originated loans, and any unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, commercial loans are placed on nonaccrual status at 90 days past due and residential mortgage loans are placed on nonaccrual at 120 days past due. Interest on these loans is considered a loss, unless the loan is well-secured and in the process of collection. Consumer loans are generally charged-off when they are 120 days past due. Commercial loans placed on nonaccrual status are considered impaired under SFAS No. 114, as amended by SFAS No. 118 (See Note 5). For loans which are on nonaccrual status, it is Park's policy to reverse interest previously accrued on the loan against interest income. Interest on such loans is thereafter recorded on a cash basis and is included in earnings only when actually received in cash and when full payment of principal is no longer doubtful.

The delinquency status of a loan is based on contractual terms and not on how recently payments have been received. Loans are removed from nonaccrual status when loan payments have been received to cure the delinquency status and the loan is deemed to be well-secured by management.

Allowance for Loan Losses

The allowance for loan losses is that amount believed adequate to absorb probable incurred credit losses in the loan portfolio based on management's evaluation of various factors, including overall growth in the loan portfolio, an analysis of individual loans, prior and current loss experience and current economic conditions. A provision for loan losses is charged to operations based on management's periodic evaluation of these and other pertinent factors.

Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan — Income Recognition and Disclosure" requires an allowance to be established as a component of the allowance for loan losses for certain loans when it is probable that all amounts due pursuant to the contractual terms of the loan will not be collected, and the recorded investment in the loan exceeds the fair value. Fair value is measured using either the present value of expected future cash flows based upon the initial effective interest rate on the loan, the observable market price of the loan or the fair value of the collateral, if the loan is collateral dependent.

Commercial loans are individually risk graded. Where appropriate, reserves are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral and other sources of cash flow. Homogenous loans, such as consumer installment loans, residential mortgage loans and automobile leases are not individually risk graded. Reserves are established for each pool of loans based on environmental factors.

Such environmental factors include: historical loan loss experience; current economic conditions; loan delinquency; and experience, ability and depth of lending management and staff.

Income Recognition

Income earned by the Corporation and its subsidiaries is recognized on the accrual basis of accounting, except for late charges on loans which are recognized as income when they are collected.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is generally provided on the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the lives of the respective leases or the estimated useful lives of the improvements, whichever are the shorter periods. Upon the sale or other disposal of the assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is recognized. Maintenance and repairs are charged to expense as incurred while renewals and improvements are capitalized.

The range of depreciable lives that premises and equipment are being depreciated over are:

Buildings	5 to 50 Years
Equipment, furniture and fixtures	3 to 20 Years
Leasehold improvements	1 to 10 Years

Buildings that are currently placed in service are depreciated over 30 years. Equipment, furniture and fixtures that are currently placed in service are depreciated over 3 to 12 years. Leasehold improvements are depreciated over the life of the leases which range from 1 to 10 years.

Other Real Estate Owned

Other real estate owned is recorded at fair market value (which is the estimated net realizable value) and consists of property acquired through foreclosure, and real estate held for sale. Subsequent to acquisition, allowances for losses are established if carrying values exceed fair value less estimated costs to sell. Costs relating to development and improvement of such properties are capitalized (not in excess of fair value less estimated costs to sell) and costs relating to holding the properties are charged to expense.

Mortgage Loan Servicing Rights

When Park sells mortgage loans with servicing rights retained, the total cost of the mortgage loan is allocated to the servicing rights and the loans based on their relative fair values. Park adopted SFAS No. 156, "Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140," on January 1, 2007, and selected the "amortization method", whereby the servicing rights capitalized are amortized in proportion to and over the period of estimated future servicing income of the underlying loan. Capitalized mortgage servicing rights totaled $10.2 million at December 31, 2007 and $10.4 million at December 31, 2006. The estimated fair values of capitalized mortgage servicing rights are $11.6 million at both December 31, 2007 and 2006. The fair value of mortgage servicing rights is determined by discounting estimated future cash flows from the servicing assets, using market discount rates, and using expected future prepayment rates. Park capitalized $1.6 million in mortgage servicing rights in both 2007 and 2006 and capitalized $2.0 million in 2005. In 2007, 2006 and 2005, Park's amortization of mortgage servicing rights was $1.7 million, $1.9 million and $2.1 million, respectively. Generally, mortgage servicing rights are capitalized and amortized on an individual sold loan basis. When a sold mortgage loan is paid off, the related mortgage servicing rights are fully amortized. Mortgage servicing rights increased by $1.3 million in 2005 as a result of the acquisition of First Clermont Bank on January 3, 2005. Mortgage servicing rights are assessed for impairment periodically, based on fair value, with any impairment recognized through a valuation allowance. Fees received for servicing mortgage loans owned by investors are based on a percentage of the outstanding monthly principal balance of such loans and are included in income as loan payments are received. The cost of servicing loans is charged to expense as incurred.

Park serviced sold mortgage loans of $1,403 million at December 31, 2007 compared to $1,405 million at December 31, 2006, and $1,403 million at December 31, 2005. At December 31, 2007, $70 million of the sold mortgage loans were sold with recourse compared to $77 million at December 31, 2006. Management closely monitors the delinquency rates on the mortgage loans sold with recourse. At December 31, 2007, management determined that no liability was deemed necessary for these loans.

Lease Financing

Leases of equipment, automobiles and aircraft to customers generally are direct leases in which the Corporation's subsidiaries have acquired the equipment, automobiles or aircraft with no outside financing.

Such leases are accounted for as direct financing leases for financial reporting purposes. Under the direct financing method, a receivable is recorded for the total amount of the lease payments to be received.

Unearned lease income, representing the excess of the sum of the aggregate rentals of the equipment, automobiles or aircraft over its cost is included in income over the term of the lease under the interest method.

The estimated residual values of leases are established at inception by determining the estimated residual value for the equipment, automobiles or aircraft from the particular industry leasing guide. Management re-evaluates the estimated residual values of leases on a quarterly basis from review of the leasing guides and charges operating expense for any write-down of the estimated residual values of leases.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over net identifiable tangible and intangible assets acquired in a purchase business combination. Other intangible assets represent purchased assets that have no physical property but represent some future economic benefit to its owner and are capable of being sold or exchanged on their own or in combination with a related asset or liability.

Goodwill and indefinite-lived intangible assets are not amortized to expense, but are subject to annual impairment tests, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets with definitive useful lives (such as core deposit intangibles) are amortized to expense over their estimated useful life.

Management considers several factors when performing the annual impairment tests on goodwill. The factors considered include the operating results for the particular Park subsidiary bank for the past year and the operating results budgeted for the current year (including multi-year projections), the purchase prices being paid for financial institutions in the markets served by the subsidiary banks, the deposit and loan totals of the Park subsidiary bank and the economic conditions in the markets served by the Park subsidiary bank.

The following table reflects the activity in goodwill and other intangible assets for the years 2007, 2006 and 2005. (See Note 2 for details on the acquisitions of Vision Bancshares, Inc. ("Vision"), Anderson Bank Company ("Anderson") and First Clermont Bank ("First Clermont"), the sale of the Roseville branch office, the acquisition of the Millersburg branch of Ohio Legacy Bank, N.A. and the recognition of an impairment charge to the Vision goodwill.

(In thousands)	Goodwill	Core Deposit Intangibles	Total
January 1, 2005	$ 34,187	$ 6,700	$ 40,887
First Clermont Acquisition	28,369	3,664	32,033
Sale of Branch Office	(860)	(324)	(1,184)
Amortization	—	(2,548)	(2,548)
December 31, 2005	$ 61,696	$ 7,492	$ 69,188
Amortization	—	(2,470)	(2,470)
Anderson Acquisition	10,638	647	11,285
December 31, 2006	**$ 72,334**	**$ 5,669**	**$ 78,003**
Vision Acquisition	**109,021**	**12,720**	**121,741**
Millersburg Branch Acquisition	**—**	**2,694**	**2,694**
Amortization	**—**	**(3,847)**	**(3,847)**
Impairment of Vision Goodwill	**(54,035)**	**—**	**(54,035)**
December 31, 2007	**$127,320**	**$17,236**	**$144,556**

Park typically evaluates goodwill for impairment during the first quarter of each year. A determination was made during the first quarter of 2007 that goodwill was not impaired.

SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), requires a company to perform an impairment test on goodwill annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired, by comparing the fair value of such goodwill to its recorded or carrying amount. If the carrying amount of the goodwill exceeds the fair value, an impairment charge must be recorded in an amount equal to the excess.

During the fourth quarter of 2007, Park's management determined that the goodwill from the Vision acquisition on March 9, 2007 could possibly be impaired due to the significant deterioration in the credit condition of Vision Bank. Nonperforming loans at Vision Bank increased from $26.3 million at September 30, 2007 to $63.5 million at December 31, 2007 or 9.9% of year-end loan balances. Net loan charge-offs were $6.4 million for the fourth quarter or an annualized 3.99% of average loan balances. Management determined that due to these severe credit conditions that a valuation of the fair value of Vision Bank be computed to determine if the goodwill of $109.0 million was impaired.

Management calculated the estimated fair value of Vision Bank to be $123.0 million, based on four equally weighted tests; (i) on-going earnings multiplied by a price to earnings multiple (ii) tangible book multiplied by a price to tangible book ratio (iii) core deposit premium added to tangible book, and (iv) discounted future cash flows. Once it is determined that the fair value is materially less than the carrying value, FAS 142 requires a company to calculate the implied fair value of goodwill and compare it to the carrying amount of goodwill. The amount of the excess of the carrying amount of goodwill over the implied amount of goodwill is the amount of the impairment loss, which was calculated as $54.0 million by Park management. After the impairment charge, the new carrying amount of goodwill resulting from the Vision acquisition is $55.0 million at December 31, 2007.

The balance of goodwill was $127.3 million at December 31, 2007. This goodwill balance is located at four subsidiary banks of Park. The subsidiary banks are Vision Bank ($55.0 million), The Park National Bank ($39.0 million), Century National Bank ($25.8 million) and The Security National Bank and Trust Co. ($7.5 million).

Goodwill and other intangible assets totaled $144.6 million at December 31, 2007 and $78.0 million at December 31, 2006.

The core deposit intangibles are being amortized to expense principally on the straight-line method, over periods ranging from six to ten years. The amortization period for each of the Vision, First Clermont and Anderson acquisitions, and the Millersburg branch acquisition is six years. Core deposit intangible amortization expense was $3.8 million in 2007 and $2.5 million in both 2006 and 2005.

The accumulated amortization of core deposit intangibles was $7.1 million as of December 31, 2007 and $9.0 million at December 31, 2006. In addition, Park's subsidiary, United Bank, N.A., had core deposit intangibles of $5.7 million, which were fully amortized by the end of 2007. Park's subsidiary banks had two branch offices in 2006 for which the core deposit intangibles were fully amortized. These intangibles totaled $4.6 million. The expected core deposit intangible amortization expense for each of the next five years is as follows:

(In thousands)	
2008	$ 4,025
2009	3,746
2010	3,422
2011	2,677
2012	2,677
Total	**$16,547**

Consolidated Statement of Cash Flows

Cash and cash equivalents include cash and cash items, amounts due from banks and money market instruments. Generally money market instruments are purchased and sold for one day periods.

Net cash provided by operating activities reflects cash payments as follows:

December 31, (Dollars in thousands)	2007	2006	2005
Interest paid on deposits and other borrowings	**$167,154**	$118,589	$91,408
Income taxes paid	**$ 39,115**	$ 34,633	$37,146

Loss Contingencies and Guarantees

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

During the fourth quarter of 2007, Visa USA announced that it had reached an agreement to settle one of its lawsuits and that they were establishing an additional liability for a potential settlement with another party. Pursuant to the Visa USA bylaws, Park is obligated to indemnify Visa USA for certain covered losses. Park recorded a contingent liability of $0.9 million in the fourth quarter, which was based on the Visa USA announcements and Park's membership interest in Visa USA. Visa has also announced its plans for an initial public offering ("IPO"). If this IPO occurs, Visa's stated intention is to fund litigation settlements from an escrow account that will be funded by the IPO. When and if the IPO takes place, Park expects that it would reverse the $0.9 million liability, in addition to recognizing gains as a result of the IPO.

Income Taxes

The Corporation accounts for income taxes using the asset and liability approach. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Park adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, Accounting for Uncertainty in Income Taxes—("FIN 48"), on January 1, 2007. A tax position is recognized as a benefit only if it is "more-likely-than-not" that the tax position would be sustained in a tax examination being presumed to occur. The benefit recognized for a tax position that meets the more-likely-than-not criteria is measured based on the largest benefit that is more than 50 percent likely to be realized, taking into consideration the amounts and probabilities of the outcome upon settlement. For tax positions not meeting the "more-likely-than-not" test, no tax benefit is recorded. FIN 48 also provides guidance on disclosures and other issues. The adoption had no material effect on Park's consolidated financial statements. As a result, there was no cumulative effect related to adopting FIN 48. As of December 31, 2007, Park had provided a liability of approximately $900,000 for unrecognized tax benefits related to various federal and state income tax matters. Park recognizes interest and penalties through the income tax provision. The total amount of interest and penalties on the date of adoption was $76,000. Park is no longer subject to examination by federal taxing authorities for the tax year 2003 and the years prior.

Treasury Stock

The purchase of Park's common stock is recorded at cost. At the date of retirement or subsequent reissuance, the treasury stock account is reduced by the cost of such stock.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale and changes in the funded status of the Company's defined benefit pension plan, which are also recognized as separate components of equity.

Stock Options

Effective January 1, 2006, Park adopted SFAS No. 123R, "Share-Based Payment," using the modified prospective method and accordingly did not restate prior period results. The modified prospective method recognizes compensation expense beginning with the effective date of January 1, 2006, for all stock options granted after January 1, 2006 and for all stock options that became vested after January 1, 2006. Park granted 90,000 stock options in 2007 and did not grant any stock options in 2006. Additionally, no stock options became vested in 2006. The adoption of SFAS No. 123R on January 1, 2006, had no impact on Park's net income in 2006.

Prior to January 1, 2006, Park accounted for its stock option plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations. Under APB 25, no stock based employee compensation cost was reflected in net income, as all stock options granted under Park's plans had an exercise price equal to the market value of the underlying common stock on the grant date.

Park granted 228,150 incentive stock options in 2005. The following table illustrates the effect on net income and earnings per share if compensation expense was measured using the fair value recognition provisions of SFAS No. 123R for 2005.

December 31, (Dollars in thousands, except per share data)	2005
Net income as reported	$95,238
Deduct: Stock-based compensation expense determined under fair value based method	(3,664)
Pro-forma net income	91,574
Basic earnings per share as reported	$6.68
Pro-forma basic earnings per share	6.42
Diluted earnings per share as reported	6.64
Pro-forma diluted earnings per share	6.38

Derivative Instruments

Park did not use any derivative instruments (such as interest rate swaps) in 2007, 2006 and 2005. However, on January 2, 2008, Park entered into an interest rate swap transaction, which was designated as a cash flow hedge against the variability of cash flows related to the Subordinated Debenture of $25 million, which was issued by one of Park's subsidiary banks during the fourth quarter of 2007 (see Note 11 and Note 23).

Accounting for Defined Benefit Pension Plan

In September 2006, the FASB issued SFAS No. 158, "Employers Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132R." This statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its balance sheet, beginning with year-end 2006, and to recognize changes in the funded status in the year in which the changes occur through comprehensive income beginning in 2007. Additionally, defined benefit plan assets and obligations are to be measured as of the date of the employer's fiscal year-end, starting in 2008. The adoption of SFAS No. 158 had the following effect on individual line items in the 2006 balance sheet:

(In thousands)	Before application of SFAS No. 158	Adjustments	After application of SFAS No. 158
Prepaid pension benefit cost	$ 16,342	$(10,501)	$ 5,841
Deferred income tax asset	18,715	3,675	22,390
Total assets	5,477,702	(6,826)	5,470,876
Accumulated other comprehensive income (loss), net	(15,994)	(6,826)	(22,820)
Total stockholders' equity	$ 577,265	$ (6,826)	$ 570,439

As a result of the adoption of the SFAS No. 158 measurement date provisions, Park believes there will be a charge of approximately $0.3 million to retained earnings on January 1, 2008 to reflect the after-tax expense pertaining to three months of pension plan expense.

Prior Year Misstatements

In September 2006, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"), which is effective for fiscal years ending on or after November 15, 2006. SAB 108 provides guidance on how the effects of prior-year uncorrected financial statement misstatements should be considered in quantifying a current year misstatement. SAB 108 requires public companies to quantify misstatements using both an income statement (rollover) and balance sheet (iron curtain) approach and evaluate whether either approach results in misstatement that when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. Upon adoption in 2006, Park had no items that required posting an adjustment to beginning retained earnings.

Adoption of New Accounting Standards

Accounting for Certain Hybrid Financial Instruments: In February 2006, FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments—an amendment to SFAS No. 133 and 140." This statement permits fair value re-measurement for any hybrid financial instruments, clarifies which instruments are subject to the requirements of SFAS No. 133, and establishes a requirement to evaluate interests in securitized financial assets and other items. In January 2007, the FASB issued Derivatives Implementation Group Issue B40, "Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" ("DIG Issue B40"). DIG Issue B40 provides an exemption from the embedded derivative test of paragraph 13(b) of SFAS No. 133 for instruments that would otherwise require bifurcation if the test is met solely because of a prepayment feature included within the securitized interest and prepayment is not controlled by the security holder. SFAS No. 155 and DIG Issue B40 are effective for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after January 1, 2007. The adoption of SFAS No. 155 and DIG Issue B40 did not have a material impact on Park's consolidated financial statements.

Accounting for Servicing of Financial Assets: In March 2006, FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets—an amendment of SFAS No. 140." This Statement provides the following: 1.) revised guidance on when a servicing asset and servicing liability should be recognized; 2.) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; 3.) permits an entity to elect to measure servicing assets and servicing liabilities at fair value each reporting date and report changes in fair value in earnings in the period in which the changes occur; 4.) upon initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities for securities which are identified as offsetting the entity's exposure to changes in the fair value of servicing assets or liabilities that a servicer elects to subsequently measure at fair value; and 5.) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial condition and additional footnote disclosures. For Park, SFAS No. 156 was effective January 1, 2007. The adoption of this Statement did not have a material impact on Park's consolidated financial statements.

Recently Issued but not yet Effective Accounting Pronouncements

Accounting for Postretirement Benefits Pertaining to Life Insurance Arrangements: In July 2006, the Emerging Issues Task Force ("EITF") of FASB issued a draft abstract for EITF Issue No. 06-04, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements" (EITF Issue No. 06-04). This draft abstract from EITF reached a consensus that for an endorsement split-dollar life insurance arrangement within the scope of this Issue, an employer should recognize a liability for future benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The EITF concluded that a liability for the benefit obligation under SFAS No. 106 has not been settled through the purchase of an endorsement type life insurance policy. In September 2006, FASB agreed to ratify the consensus reached in EITF Issue No. 06-04. This new accounting standard will be effective for fiscal years beginning after December 15, 2007.

At December 31, 2007, Park and its subsidiary banks owned $119.5 million of bank owned life insurance policies. These life insurance policies are generally subject to endorsement split-dollar life insurance arrangements. These arrangements were designed to provide a pre-and postretirement benefit for senior officers and directors of Park and its subsidiary banks. Park's management has completed its evaluation of the impact of the adoption of EITF Issue No. 06-4 on Park's consolidated financial statements. Based on the most recent analysis performed by management, Park believes there will be a charge, net of deferred tax, of approximately $7.5 million to retained earnings on January 1, 2008. A corresponding liability will be recognized of $11.6 million.

Fair Value Measurements: In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 gives entities the option to measure eligible financial assets and financial liabilities at fair value on an instrument by instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting standards. The fair value option permits companies to choose to measure eligible items at fair value at specified election dates. Subsequent changes in fair value must be reported in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in United States generally accepted accounting principles and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management believes that the impact of adoption will result in enhanced footnote disclosures; however, management believes that the adoption will not materially impact the Consolidated Balance Sheets, the Consolidated Statements of Income, the Consolidated Statements of Changes in Stockholders' Equity, or the Consolidated Statements of Cash Flows.

At the February 12, 2008 FASB meeting, the Board decided to defer the effective date of Statement 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS No. 157 is effective for certain non-financial assets and liabilities for fiscal years beginning after November 15, 2008. Non-financial assets and liabilities may include (but are not limited to); (i) non-financial assets and liabilities initially valued at fair value in a business combination, but not measured at fair value in subsequent periods, (ii) reporting units measured at fair value in the first step of a goodwill impairment test described in SFAS No. 142, and (iii) non-financial assets and liabilities measured at fair value in the second step of a goodwill impairment test described in SFAS No. 142.

Accounting for Written Loan Commitments Recorded at Fair Value: On November 5, 2007, the SEC issued Staff Accounting Bulletin No. 109, "Written Loan Commitments Recorded at Fair Value through Earnings ("SAB 109"). Previously, SAB 105, "Application of Accounting Principles to Loan Commitments," stated that in measuring the fair value of a derivative loan commitment, a company should not incorporate the expected net future cash flows related to the associated servicing of the loan. SAB 109 supercedes SAB 105 and indicates that the expected net future cash flows related to the associated servicing of the loan should be included in measuring fair value for all written loan commitments that are accounted for at fair value through earnings. SAB 105 also indicated that internally-developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment, and SAB 109 retains that view. SAB 109 is effective for derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. Park does not expect the impact of this standard to be material.

Accounting for Business Combinations: On December 4, 2007, the FASB issued Statement No. 141(R), "Business Combinations" ("SFAS No. 141(R)"), with the objective to improve the comparability of information that a company provides in its financial statements related to a business combination. SFAS No. 141(R) establishes principles and requirements for how the acquirer (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The statement does not apply to combinations between entities under common control. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

Noncontrolling Interests in Consolidated Financial Statements: In December 2007, the FASB issued Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements," which amends Accounting Research Bulletin No. 51 "Consolidated Financial Statements" ("ARB 51"). A noncontrolling interest, also known as a "minority interest," is the portion of equity in a subsidiary not attributable to a parent. The objective of this statement is to improve upon the consistency of financial information that a company provides in its consolidated financial statements. Consistent with SFAS No. 141(R), SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. Management does not expect that the adoption of this Statement will have a material impact on Park's consolidated financial statements.

2. ORGANIZATION, ACQUISITIONS, BRANCH SALE AND BRANCH PURCHASE

Park National Corporation is a multi-bank holding company headquartered in Newark, Ohio. Through its banking subsidiaries, The Park National Bank (PNB), The Richland Trust Company (RTC), Century National Bank (CNB), The First-Knox National Bank of Mount Vernon (FKNB), United Bank, N.A. (UB), Second National Bank (SNB), The Security National Bank and Trust Co. (SEC), The Citizens National Bank of Urbana (CIT), and Vision Bank (VIS), Park is engaged in a general commercial banking and trust business, primarily in Ohio and Baldwin County, Alabama and the panhandle of Florida. A wholly-owned subsidiary of Park, Guardian Finance Company (GFC) began operating in May 1999. GFC is a consumer finance company located in Central Ohio. PNB operates through three banking divisions with the Park National Division headquartered in Newark, Ohio, the Fairfield National Division headquartered in Lancaster, Ohio and The Park National Bank of Southwest Ohio & Northern Kentucky Division headquartered in Milford, Ohio. FKNB operates through two banking divisions with the First-Knox National Division headquartered in Mount Vernon, Ohio and the Farmers and Savings Division headquartered in Loudonville, Ohio. SEC also operates through two banking divisions with the Security National Division headquartered in Springfield, Ohio and The Unity National Division (formerly The Third Savings and Loan Company) headquartered in Piqua, Ohio. Finally, VIS operates through two banking divisions with the Vision Bank headquartered in Panama City, Florida and the Vision Bank Division of Gulf Shores, Alabama. All of the Ohio-based banking subsidiaries and their respective divisions provide the following principal services: the acceptance of deposits for demand, savings and time accounts; commercial, industrial, consumer and real estate lending, including installment loans, credit cards, home equity lines of credit, commercial and auto leasing; trust services; cash management; safe deposit operations; electronic funds transfers and a variety of additional banking-related services. Vision Bank, with their two banking divisions, provide the services mentioned above, with the exception of credit cards, commercial and auto leasing, and cash management. See Note 21 for financial information on the Corporation's banking subsidiaries.

On March 9, 2007, Park acquired all of the stock and outstanding stock options of Vision Bancshares, Inc. for $87.8 million in cash and 792,937 shares of Park common stock valued at $83.3 million or $105.00 per share. The goodwill recognized as a result of this acquisition was $109.0 million. Substantially, none of the goodwill is tax deductible. Management expects that the acquisition of Vision will improve the future growth rate for Park's loans and deposits. The fair value of the acquired assets of Vision was $686.5 million and the fair value of the liabilities assumed was $624.4 million at March 9, 2007. During the fourth quarter of 2007, Park recognized a $54.0 million impairment charge to the Vision goodwill.

At the time of the acquisition, Vision operated two bank subsidiaries (both named Vision Bank) which became bank subsidiaries of Park on March 9, 2007. On July 20, 2007, the bank operations of the two Vision Banks were consolidated under a single charter through the merger of the Vision Bank headquartered in Gulf Shores, Alabama with and into the Vision Bank headquartered in Panama City, Florida. Vision Bank operates under a Florida banking charter and has 18 branch locations in Baldwin County, Alabama and in the Florida panhandle.

On September 21, 2007, a national bank subsidiary of Park, The First-Knox National Bank of Mount Vernon ("First-Knox"), acquired the Millersburg, Ohio banking office (the "Millersburg branch") of Ohio Legacy Bank, N.A. ("Ohio Legacy"). First-Knox acquired substantially all of the loans administered at the Millersburg branch of Ohio Legacy and assumed substantially all of the deposit liabilities relating to the deposit accounts assigned to the Millersburg branch. The fair value of loans acquired was approximately $38 million and deposit liabilities acquired were approximately $23 million. First-Knox paid a premium of approximately $1.7 million in connection with the purchase of the deposit liabilities. First-Knox recognized a loan premium adjustment of $700,000 and a certificate of deposit adjustment of $300,000, resulting in a total increase to core deposit intangibles of $2.7 million. No goodwill was recognized as part of this transaction. In addition, First-Knox paid $900,000 for the acquisition of the branch office building that Ohio Legacy was leasing from a third party.

On December 18, 2006, Park acquired all of the stock of Anderson Bank of Cincinnati, Ohio for $9.052 million in cash and 86,137 shares of Park common stock valued at $8.665 million or $100.60 per share. Immediately following Park's acquisition, Anderson merged with Park's subsidiary, The Park National Bank and is being operated as part of PNB's operating division, The Park National Bank of Southwest Ohio & Northern Kentucky. The goodwill recognized as a result of this acquisition was $10.638 million. The fair value of the acquired assets of Anderson was $69.717 million and the fair value of the liabilities assumed was $62.638 million at December 18, 2006.

On January 3, 2005, Park acquired all of the stock of First Clermont Bank of Milford, Ohio for $52.5 million in an all cash transaction accounted for as a purchase. Immediately following Park's stock acquisition, First Clermont merged with Park's subsidiary, The Park National Bank. The goodwill recognized as a result of this acquisition was $28.369 million. The fair value of the acquired assets of First Clermont was $185.372 million and the fair value of the liabilities assumed was $161.241 million at January 3, 2005. During 2006, the First Clermont Division of PNB combined with three of PNB's branches to form the operating division known as The Park National Bank of Southwest Ohio & Northern Kentucky.

On February 11, 2005, Park's subsidiary Century National Bank, sold its Roseville, Ohio branch office. The deposits sold with the Roseville branch office totaled $12.419 million and the loans sold with the branch office totaled $5.273 million. Century National Bank received a premium of $1.184 million from the sale of the deposits.

3. RESTRICTIONS ON CASH AND DUE FROM BANKS

The Corporation's banking subsidiaries are required to maintain average reserve balances with the Federal Reserve Bank. The average required reserve balance was approximately $29.0 million at December 31, 2007 and $30.9 million at December 31, 2006. No other compensating balance arrangements were in existence at year-end.

4. INVESTMENT SECURITIES

The amortized cost and fair value of investment securities are shown in the following table. Management evaluates the investment securities on a quarterly basis for other than temporary impairment. No impairment charges have been deemed necessary in 2007 and 2006.

Investment securities at December 31, 2007, were as follows:

(In thousands)	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
2007:				
Securities Available-for-Sale				
Obligations of U.S. Treasury and other U.S. Government agencies	$ 200,996	$2,562	$ —	$ 203,558
Obligations of states and political subdivisions	44,805	716	20	45,501
U.S. Government agencies' asset-backed securities	1,224,958	6,292	8,115	1,223,135
Other equity securities	2,293	420	390	2,323
Total	**$1,473,052**	**$9,990**	**$8,525**	**$1,474,517**
2007:				
Securities Held-to-Maturity				
Obligations of states and political subdivisions	$ 13,551	$ 127	$ —	$ 13,678
U.S. Government agencies' asset-backed securities	151,870	2	4,136	147,736
Total	**$ 165,421**	**$ 129**	**$4,136**	**$ 161,414**

Other investment securities (as shown on the balance sheet) consist of stock investments in the Federal Home Loan Bank and the Federal Reserve Bank. Park owned $56.8 million of Federal Home Loan Bank stock and $6.4 million of Federal Reserve stock at December 31, 2007. Park owned $55.5 million of Federal Home Loan Bank stock and $6.4 million of Federal Reserve Bank stock at December 31, 2006. The fair values of these investments are the same as their amortized costs.

Management does not believe any individual unrealized loss as of December 31, 2007 and December 31, 2006, represents an other-than-temporary impairment. The unrealized losses relate primarily to the impact of increases in market interest rates on U.S. Government agencies' asset-backed securities. The fair value is expected to recover as payments are received on these securities and they approach maturity.

Should the impairment of any of these securities become other-than-temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

Securities with unrealized losses at December 31, 2007, were as follows:

	Less than 12 Months		12 Months or Longer		Total	
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
2007:						
Securities Available-for-Sale						
Obligations of U.S. Treasury and other U.S. Government agencies						
Obligations of states and political subdivisions	$1,302	$ 18	$ 120	$ 2	$ 1,422	$ 20
U.S. Government agencies' asset-backed securities	—	—	770,808	8,115	770,808	8,115
Other equity securities	729	291	101	99	830	390
Total	$2,031	$309	$771,029	$8,216	$773,060	$8,525
2007:						
Securities Held-to-Maturity						
U.S. Government agencies' asset-backed securities	$ —	$ —	$147,536	$4,136	$147,536	$4,136

Investment securities at December 31, 2006 were as follows:

(In thousands)	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
2006:				
Securities Available-for-Sale				
Obligations of U.S. Treasury and other U.S. Government agencies	$ 90,988	$ 140	$ 419	$ 90,709
Obligations of states and political subdivisions	53,947	1,006	3	54,950
U.S. Government agencies' asset-backed securities and other asset-backed securities	1,153,515	932	26,823	1,127,624
Other equity securities	1,236	595	35	1,796
Total	$1,299,686	$2,673	$27,280	$1,275,079
2006:				
Securities Held-to-Maturity				
Obligations of states and political subdivisions	$ 15,140	$ 169	$ —	$ 15,309
U.S. Government agencies' asset-backed securities and other asset-backed securities	161,345	1	6,869	154,477
Total	$ 176,485	$ 170	$ 6,869	$ 169,786

Securities with unrealized losses at December 31, 2006, were as follows:

	Less than 12 Months		12 Months or Longer		Total	
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
2006:						
Securities Available-for-Sale						
Obligations of U.S. Treasury and other U.S. Government agencies	$60,577	$419	$ —	$ —	$ 60,577	$ 419
Obligations of states and political subdivisions	131	1	120	2	251	3
U.S. Government agencies' asset-backed securities and other asset-backed securities	17,266	116	1,064,607	26,707	1,081,873	26,823
Other equity securities	—	—	165	35	165	35
Total	$77,974	$536	$1,064,892	$26,744	$1,142,866	$27,280

	Less than 12 Months		12 Months or Longer		Total	
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
2006:						
Securities Held-to-Maturity						
U.S. Government agencies' asset-backed securities and other asset-backed securities	$ —	$ —	$ 154,286	$ 6,869	$ 154,286	$ 6,869

The amortized cost and estimated fair value of investments in debt securities at December 31, 2007, are shown in the following table by contractual maturity or the expected call date, except for asset-backed securities which are shown based on expected principal repayments. The average yield is computed on a tax equivalent basis using a thirty-five percent tax rate and is based on the amortized cost of the securities.

(Dollars in thousands)	Amortized Cost	Estimated Fair Value	Weighted Average Maturity	Average Yield
Securities Available-for-Sale				
U.S. Treasury and agencies' notes:				
Due within one year	$ 130,996	$ 131,991	0.41 years	5.98%
Due one through five years	70,000	71,567	1.37 years	5.78%
Total	$ 200,996	$ 203,558	0.75 years	5.91%
Obligations of states and political subdivisions:				
Due within one year	$ 33,470	$ 33,759	0.48 years	6.90%
Due one through five years	9,030	9,398	2.46 years	7.30%
Due five through ten years	1,715	1,745	6.39 years	5.75%
Due over ten years	590	599	15.26 years	6.39%
Total	$ 44,805	$ 45,501	1.30 years	6.93%
U.S. Government agencies' asset-backed securities:				
Due within one year	$ 212,120	$ 211,802	0.53 years	4.98%
Due one through five years	604,175	603,283	2.85 years	4.97%
Due five through ten years	387,551	386,970	7.21 years	4.91%
Due over ten years	21,112	21,080	10.84 years	4.90%
Total	$1,224,958	$1,223,135	3.97 years	4.95%
Securities Held-to-Maturity				
Obligations of states and political subdivisions:				
Due within one year	$ 11,659	$ 11,739	0.58 years	6.46%
Due one through five years	1,392	1,431	1.97 years	6.75%
Due five through ten years	500	508	6.50 years	6.53%
Total	$ 13,551	$ 13,678	0.94 years	6.49%
U.S. Government agencies' asset-backed securities:				
Due within one year	$ 6,042	$ 5,878	0.57 years	4.70%
Due one through five years	37,018	36,011	3.70 years	4.67%
Due five through ten years	104,519	101,676	7.51 years	4.71%
Due over ten years	4,291	4,171	10.17 years	4.70%
Total	$ 151,870	$ 147,736	6.38 years	4.70%

Investment securities having a book value of $1,631 million and $1,448 million at December 31, 2007 and 2006, respectively, were pledged to collateralize government and trust department deposits in accordance with federal and state requirements and to secure repurchase agreements sold, and as collateral for Federal Home Loan Bank (FHLB) advance borrowings.

At December 31, 2007, $912 million was pledged for government and trust department deposits, $667 million was pledged to secure repurchase agreements and $52 million was pledged as collateral for FHLB advance borrowings. At December 31, 2006, $781 million was pledged for government and trust department deposits, $661 million was pledged to secure repurchase agreements and $6 million was pledged as collateral for FHLB advance borrowings.

At year-end, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders' equity.

There were no sales of securities in 2007. Gross gains from the sales of investment securities of $106,000 and $97,000 were realized in 2006 and 2005, respectively. Gross losses from the sales of investment securities of $9,000 and $1,000 were realized in 2006 and 2005, respectively. The tax expense related to the net securities gains was $34,000 in both 2006 and 2005.

5. LOANS

The composition of the loan portfolio is as follows:

December 31 (Dollars in thousands)	2007	2006
Commercial, financial and agricultural	$ 613,282	$ 548,254
Real estate:		
Construction	536,389	234,988
Residential	1,481,174	1,300,294
Commercial	993,101	854,869
Consumer, net	593,388	532,092
Leases, net	6,800	10,205
Total loans	$4,224,134	$3,480,702

Under the Corporation's credit policies and practices, all nonaccrual and restructured commercial, financial, agricultural, construction and commercial real estate loans meet the definition of impaired loans under SFAS No. 114 and 118. Impaired loans as defined by SFAS No. 114 and 118 exclude certain consumer loans, residential real estate loans and lease financing classified as nonaccrual. The majority of the loans deemed impaired were evaluated using the fair value of the collateral as the measurement method.

Nonaccrual and restructured loans are summarized as follows:

December 31 (Dollars in thousands)	2007	2006
Impaired loans:		
Nonaccrual	$ 87,277	$10,367
Restructured	2,804	9,113
Total impaired loans	90,081	19,480
Other nonaccrual loans	13,851	5,637
Total nonaccrual and restructured loans	$103,932	$25,117

Management's general practice is to charge down impaired loans to the fair value of the underlying collateral of the loan, so no specific loss allocations are generally necessary for these loans. The allowance for loan losses, specifically related to impaired loans at December 31, 2007 and 2006, was $3,424,000 and $2,002,000, respectively, related to loans with principal balances of $27,218,000 and $4,335,000.

The average balance of impaired loans was $51,118,000, $21,976,000 and $19,557,000 for 2007, 2006 and 2005, respectively.

Interest income on impaired loans is recognized after all past due and current principal payments have been made, and collectibility is no longer doubtful. For the years ended December 31, 2007, 2006 and 2005, the Corporation recognized $392,000, $450,000 and $490,000, respectively, of interest income on impaired loans. The Corporation received cash payments for interest related to these loans of $1,641,000 in 2007, $471,000 in 2006 and $553,000 in 2005.

Certain of the Corporation's executive officers, directors and their affiliates are loan customers of the Corporation's banking subsidiaries. As of December 31, 2007 and 2006, loans aggregating approximately $118,506,000 and $112,486,000 respectively, were outstanding to such parties.

During 2007, $35,992,000 of new loans (originated and through acquisitions) were made and repayments totaled $29,792,000. New loans and repayments for 2006 were $17,870,000 and $35,500,000, respectively.

6. ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses is summarized as follows:

(Dollars in thousands)	2007	2006	2005
Balance, January 1	$ 70,500	$ 69,694	$ 68,328
Allowance for loan losses of acquired banks	9,334	798	1,849
Provision for loan losses	29,476	3,927	5,407
Losses charged to the reserve	(27,776)	(10,772)	(13,389)
Recoveries	5,568	6,853	7,499
Balance, December 31	$ 87,102	$ 70,500	$ 69,694

7. INVESTMENT IN FINANCING LEASES

The following is a summary of the components of the Corporation's affiliates' net investment in direct financing leases:

December 31 (Dollars in thousands)	2007	2006
Total minimum payments to be received	$7,503	$ 9,458
Estimated unguaranteed residual value of leased property	405	1,702
Less unearned income	(1,108)	(955)
Total	$6,800	$10,205

Minimum lease payments to be received as of December 31, 2007 are:

(In thousands)	
2008	$1,772
2009	1,804
2010	791
2011	601
2012	2,015
Thereafter	520
Total	$7,503

8. PREMISES AND EQUIPMENT

The major categories of premises and equipment and accumulated depreciation are summarized as follows:

December 31 (Dollars in thousands)	2007	2006
Land	$ 21,789	$ 16,220
Buildings	71,000	59,917
Equipment, furniture and fixtures	41,428	55,377
Leasehold improvements	5,474	3,951
Total	139,691	135,465
Less accumulated depreciation and amortization	(73,057)	(87,911)
Premises and Equipment, Net	$ 66,634	$ 47,554

Depreciation and amortization expense amounted to $6,480,000, $5,522,000 and $5,641,000 for the three years ended December 31, 2007, 2006 and 2005, respectively.

The Corporation and its subsidiaries lease certain premises and equipment accounted for as operating leases. The following is a schedule of the future minimum rental payments required for the next five years under such leases with initial terms in excess of one year:

(In thousands)	
2008	$2,186
2009	1,844
2010	1,240
2011	833
2012	813
Thereafter	3,012
Total	$9,928

Rent expense was $2,701,000, $2,107,000 and $1,915,000, for the three years ended December 31, 2007, 2006 and 2005, respectively.

9. SHORT-TERM BORROWINGS

Short-term borrowings are as follows:

December 31 (Dollars in thousands)	2007	2006
Securities sold under agreements to repurchase and federal funds purchased	$253,289	$225,356
Federal Home Loan Bank advances	502,000	142,000
Other short-term borrowings	4,029	8,417
Total short-term borrowings	$759,318	$375,773

The outstanding balances for all short-term borrowings as of December 31, 2007, 2006 and 2005 (in thousands) and the weighted-average interest rates as of and paid during each of the years then ended are as follows:

(Dollars in thousands)	Repurchase Agreements and Federal Funds Purchased	Federal Home Loan Bank Advances	Demand Notes Due U.S. Treasury and Other
2007:			
Ending balance	**$253,289**	**$502,000**	**$4,029**
Highest month-end balance	**259,065**	**502,000**	**8,058**
Average daily balance	**230,651**	**260,140**	**3,369**
Weighted-average interest rate:			
As of year-end	**3.27%**	**4.42%**	**3.59%**
Paid during the year	**3.67%**	**5.19%**	**4.78%**
2006:			
Ending balance	$225,356	$142,000	$8,417
Highest month-end balance	240,924	246,000	11,290
Average daily balance	224,662	147,145	3,525
Weighted-average interest rate:			
As of year-end	3.73%	5.24%	5.06%
Paid during the year	3.54%	5.15%	4.62%
2005:			
Ending balance	$246,502	$ 60,000	$ 7,572
Highest month-end balance	246,502	170,000	8,583
Average daily balance	194,157	94,264	3,421
Weighted-average interest rate:			
As of year-end	2.94%	4.20%	4.16%
Paid during the year	2.14%	3.46%	2.93%

At December 31, 2007 and 2006, Federal Home Loan Bank (FHLB) advances were collateralized by investment securities owned by the Corporation's subsidiary banks and by various loans pledged under a blanket agreement by the Corporation's subsidiary banks.

See Note 4 for the amount of investment securities that are pledged. At December 31, 2007, $1,865 million of commercial real estate and residential mortgage loans were pledged under a blanket agreement to the FHLB by Park's subsidiary banks. At December 31, 2006, $1,770 million of commercial real estate and residential mortgage loans were pledged under a blanket agreement to the FHLB by Park's subsidiary banks.

10. LONG-TERM DEBT

Long-term debt is listed below:

December 31 (Dollars in thousands)	2007		2006	
	Outstanding Balance	Average Rate	Outstanding Balance	Average Rate
Total Federal Home Loan Bank advances by year of maturity:				
2007	**$ —**	**—**	$41,289	4.01%
2008	**34,844**	**4.02%**	84,726	4.83%
2009	**6,146**	**3.86%**	6,082	3.92%
2010	**17,429**	**5.72%**	17,416	5.72%
2011	**1,436**	**4.01%**	1,429	4.01%
2012	**485**	**3.87%**	481	3.87%
Thereafter	**203,475**	**3.83%**	102,717	4.15%
Total	**$263,815**	**3.98%**	$254,140	4.46%
Total broker repurchase agreements by year of maturity:				
2007	**$ —**	**—**	$ 25,000	3.84%
2008	**—**	**—**	—	—
2009	**25,000**	**3.79%**	25,000	3.79%
2010	**—**	**—**	—	—
Thereafter	**300,000**	**4.04%**	300,000	4.00%
Total	**$325,000**	**4.02%**	$350,000	3.97%

December 31 (Dollars in thousands)	2007		2006	
	Outstanding Balance	Average Rate	Outstanding Balance	Average Rate
Other borrowings by year of maturity:				
2008	**$ 50**	**12.00%**	$ —	—
2009	**54**	**12.00%**	—	—
2010	**59**	**12.00%**	—	—
2011	**63**	**12.00%**	—	—
2012	**69**	**12.00%**	—	—
Thereafter	**1,299**	**12.00%**	—	—
Total	**$ 1,594**	**12.00%**	$ —	—
Total combined long-term debt by year of maturity:				
2007	**$ —**	**—**	$ 66,289	3.95%
2008	**34,894**	**4.03%**	84,726	4.83%
2009	**31,200**	**3.81%**	31,082	3.81%
2010	**17,488**	**5.74%**	17,416	5.72%
2011	**1,499**	**4.35%**	1,429	4.01%
2012	**554**	**4.88%**	481	3.87%
Thereafter	**504,774**	**3.98%**	402,717	4.04%
Total	**$590,409**	**4.02%**	$604,140	4.18%

Other borrowings consist of a capital lease obligation of $1.6 million, pertaining to an arrangement that was part of the acquisition of Vision on March 9, 2007 and its associated minimum lease payments.

Park had approximately $505 million of long-term debt at December 31, 2007 with a contractual maturity longer than five years. However, approximately $403 million of this debt is callable by the issuer in 2008 and $100 million is callable by the issuer in 2009.

At December 31, 2007 and 2006, Federal Home Loan Bank (FHLB) advances were collateralized by investment securities owned by the Corporation's subsidiary banks and by various loans pledged under a blanket agreement by the Corporation's subsidiary banks.

See Note 4 for the amount of investment securities that are pledged. See Note 9 for the amount of residential mortgage loans that are pledged to the FHLB.

11. SUBORDINATED DEBENTURES

As part of the acquisition of Vision on March 9, 2007, Park became the successor to Vision under (i) the Amended and Restated Trust Agreement of Vision Bancshares Trust I (the "Trust"), dated as of December 5, 2005, (ii) the Junior Subordinated Indenture, dated as of December 5, 2005, and (iii) the Guarantee Agreement, also dated as of December 5, 2005.

On December 1, 2005, Vision formed a wholly-owned Delaware statutory business trust, Vision Bancshares Trust I ("Trust I"), which issued $15.0 million of the Trust's floating rate Preferred Securities (the "Trust Preferred Securities") to institutional investors. These Trust Preferred Securities qualify as Tier 1 capital under Federal Reserve Board guidelines. All of the common securities of Trust I are owned by Park. The proceeds from the issuance of the common securities and the Trust Preferred Securities were used by Trust I to purchase $15.5 million of junior subordinated debentures, which carry a floating rate based on a three-month LIBOR plus 148 basis points. The debentures represent the sole asset of Trust I. The Trust Preferred Securities accrue and pay distributions at a floating rate of three-month LIBOR plus 148 basis points per annum. The Trust Preferred Securities are mandatorily redeemable upon maturity of the debentures in December 2035, or upon earlier redemption as provided in the debenture. Park has the right to redeem the debentures purchased by Trust I in whole or in part, on or after December 30, 2010. As specified in the indenture, if the debentures are redeemed prior to maturity, the redemption price will be the principal amount, plus any unpaid accrued interest.

In accordance with FASB Interpretation 46R, Trust I is not consolidated with Park's financial statements, but rather the subordinated debentures are reflected as a liability.

On December 28, 2007, one of Park's wholly-owned subsidiary banks, The Park National Bank ("PNB"), entered into a Subordinated Debenture Purchase Agreement with USB Capital Funding Corp. Under the terms of the Purchase Agreement, USB Capital Funding Corp. purchased from PNB a Subordinated Debenture dated December 28, 2007, in the principal amount of $25.0 million, which matures on December 29, 2017. The Subordinated Debt is intended to qualify as Tier 2 capital under the applicable regulations of the Office of the Comptroller of the Currency of the United States of America (the "OCC"). The Subordinated Debentures accrue and pay interest at a floating rate of three-month LIBOR plus 200 basis points. The Subordinated Debenture may not be prepaid in any amount prior to December 28, 2012, however, subsequent to this date, PNB may prepay, without penalty, all or a portion of the principal amount outstanding in a minimum amount of $5.0 million or any larger multiple of $5.0 million. The three-month LIBOR rate was 4.70% at December 31, 2007.

On January 2, 2008, Park entered into an interest rate swap transaction, which was designated as a cash flow hedge against the variability of cash flows related to the Subordinated Debenture of $25.0 million (see Note 23).

12. STOCK OPTION PLANS

The Park National Corporation 2005 Incentive Stock Option Plan (the "2005 Plan") was adopted by the Board of Directors of Park on January 18, 2005, and was approved by the shareholders at the Annual Meeting of Shareholders on April 18, 2005. Under the 2005 Plan, 1,500,000 common shares are authorized for delivery upon the exercise of incentive stock options. All of the common shares delivered upon the exercise of incentive stock options granted under the 2005 Plan are to be treasury shares. At December 31, 2007, 1,207,984 options were available for future grants under the 2005 Plan. Under the terms of the 2005 Plan, incentive stock options may be granted at a price not less than the fair market value at the date of the grant, and for an option term of up to five years. No additional incentive stock options may be granted under the 2005 Plan after January 17, 2015.

The Park National Corporation 1995 Incentive Stock Option Plan (the "1995 Plan") was adopted April 17, 1995, and amended, April 20, 1998 and April 16, 2001. Pursuant to the terms of the 1995 Plan, all of the common shares delivered upon exercise of incentive stock options are to be treasury shares. No incentive stock options may be granted under the 1995 Plan after January 16, 2005.

The fair value of each incentive stock option granted is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of Park's common stock. The Corporation uses historical data to estimate option exercise behavior. The expected term of incentive stock options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the incentive stock options is based on the U.S. Treasury yield curve in effect at the time of the grant.

The fair value of incentive stock options granted was determined using the following weighted-average assumptions as of the grant date. Park did not grant any options in 2006.

	2007	2006	2005
Risk-free interest rate	**3.99%**	—	3.77%
Expected term (years)	**5.0**	—	4.0
Expected stock price volatility	**19.5%**	—	19.8%
Dividend yield	**4.00%**	—	3.00%

The activity in Park's stock option plan is listed in the following table for 2007:

	Number	Weighted Average Exercise Price per Share
January 1, 2007	686,024	$101.89
Granted	90,000	74.96
Exercised	(3,561)	83.02
Forfeited/Expired	(157,272)	91.86
December 31, 2007	**615,191**	**$100.63**
Exercisable at year end:		615,191
Weighted-average remaining contractual life:		2.0 years
Aggregate intrinsic value:		$0

Information related to Park's stock option plans for the past three years is listed in the following table for 2007:

(Dollars in thousands)	2007	2006	2005
Intrinsic value of options exercised	**$ 47**	$ 692	$1,213
Cash received from option exercises	**296**	3,227	4,077
Tax benefit realized from option exercises	**—**	18	57
Weighted-average fair value of options granted per share	**$9.92**	$ —	$16.14

Total compensation cost that has been charged against income pertaining to the above plans was $893,000 for 2007. No expense was recognized for 2006 and 2005. The 90,000 options granted in 2007 vested immediately upon grant.

13. BENEFIT PLANS

The Corporation has a noncontributory defined benefit pension plan covering substantially all of the employees of the Corporation and its subsidiaries. The plan provides benefits based on an employee's years of service and compensation.

The Corporation's funding policy is to contribute annually an amount that can be deducted for federal income tax purposes using a different actuarial cost method and different assumptions from those used for financial reporting purposes. Management did not make a contribution to the defined benefit pension plan in 2007 and does not expect to make a contribution in 2008 due to the funded status of the plan.

Using an accrual measurement date of September 30, plan assets and benefit obligation activity for the pension plan are listed below:

(Dollars in thousands)	2007	2006
Change in fair value of plan assets		
Fair value at beginning of measurement period	**$55,541**	$46,331
Actual return on plan assets	**7,827**	4,336
Company contributions	**0**	9,117
Benefits paid	**(3,252)**	(4,243)
Fair value at end of measurement period	**$60,116**	$55,541
Change in benefit obligation		
Projected benefit obligation at beginning of measurement period	**$49,700**	$46,641
Service cost	**3,238**	3,179
Interest cost	**3,104**	2,886
Actuarial (gain) or loss	**(876)**	1,237
Benefits paid	**(3,252)**	(4,243)
Projected benefit obligation at the end of measurement period	**$51,914**	$49,700
Funded status at end of year (assets less benefit obligation)	**$ 8,202**	$5,841

The asset allocation for the defined benefit pension plan as of the measurement date, by asset category, is as follows:

Asset Category	Target Allocation	Percentage of Plan Assets 2007	2006
Equity securities	50% – 100%	**81%**	81%
Fixed income and cash equivalents	remaining balance	**19%**	19%
Other	—	—	—
Total	—	**100%**	100%

The investment policy, as established by the Retirement Plan Committee, is to invest assets per the target allocation stated above. Assets will be reallocated periodically based on the investment strategy of the Retirement Plan Committee. The investment policy is reviewed periodically.

The expected long-term rate of return on plan assets is 7.75% in 2007 and 2006. This return is based on the expected return of each of the asset categories, weighted based on the median of the target allocation for each class.

The accumulated benefit obligation for the defined benefit pension plan was $43.9 million at September 30, 2007 and $40.5 million at September 30, 2006.

The weighted average assumptions used to determine benefit obligations at September 30, were as follows:

	2007	2006
Discount rate	**6.25%**	6.08%
Rate of compensation increase	**3.00%**	3.50%

The estimated future pension benefit payments reflecting expected future service for the next ten years are shown below in thousands:

2008	$ 1,225
2009	1,315
2010	1,510
2011	1,853
2012	2,430
2013 – 2017	19,222
Total	**$27,555**

In 2006, Park recorded the unrecognized prior service cost and the unrecognized net actuarial loss as a reduction to prepaid benefit cost and an adjustment to accumulated other comprehensive income (loss).

The following table shows ending balances of accumulated other comprehensive income (loss) at December 31, 2007 and 2006.

(Dollars in thousands)	2007	2006
Prior service cost	**$ (191)**	$ (224)
Net actuarial loss	**(5,286)**	(10,277)
Reduction to prepaid benefit cost	**(5,477)**	(10,501)
Deferred taxes	**1,917**	3,675
Accumulated other comprehensive income (loss)	**$(3,560)**	$ (6,826)

Using an actuarial measurement date of September 30, components of net periodic benefit cost and other amounts recognized in other comprehensive income are as follows:

(Dollars in thousands)	2007	2006	2005
Components of net periodic benefit cost and other amounts recognized in Other Comprehensive Income			
Service cost	**$ 3,238**	$ 3,179	$ 2,682
Interest cost	**3,104**	2,886	2,756
Expected return on plan assets	**(4,263)**	(3,975)	(3,334)
Amortization of prior service cost	**34**	14	12
Recognized net actuarial loss/(gain)	**551**	555	545
Net periodic benefit cost	**$ 2,664**	$ 2,659	$ 2,661
Change to net actuarial (gain)/loss for the period	**(4,440)**	N/A	N/A
Amortization of prior service cost	**(34)**	N/A	N/A
Amortization of net gain/(loss)	**(551)**	N/A	N/A
Total recognized in other comprehensive income	**(5,025)**	N/A	N/A
Total recognized in net benefit cost and other comprehensive (income)	**$(2,361)**	N/A	N/A

The estimated prior service costs for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $34,000.

The weighted average assumptions used to determine net periodic benefit cost for the years ended December 31, 2007 and 2006, are listed below:

	2007	2006
Discount rate	**6.08%**	5.96%
Rate of compensation increase	**3.50%**	3.50%
Expected long-term return on plan assets	**7.75%**	7.75%

The Corporation has a voluntary salary deferral plan covering substantially all of its employees. Eligible employees may contribute a portion of their compensation subject to a maximum statutory limitation. The Corporation provides a matching contribution established annually by the Corporation. Contribution expense for the Corporation was $1,734,000, $1,672,000 and $1,763,000 for 2007, 2006 and 2005, respectively.

The Corporation has a Supplemental Executive Retirement Plan (SERP) covering certain key officers of the Corporation and its subsidiaries with defined pension benefits in excess of limits imposed by federal tax law. At December 31, 2007 and 2006, the accrued benefit cost for this plan totaled $7,701,000 and $5,946,000, respectively. The expense for the Corporation was $684,000, $647,000 and $771,000 for 2007, 2006, and 2005, respectively.

14. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation's deferred tax assets and liabilities are as follows:

December 31 (Dollars in thousands)	2007	2006
Deferred tax assets:		
Allowance for loan losses	**$31,133**	$24,675
Accumulated other comprehensive loss – SFAS 115	—	8,612
Accumulated other comprehensive loss – SFAS 158	**1,917**	3,675
Intangible assets	**2,895**	3,209
Deferred compensation	**4,504**	3,678
Other	**5,153**	3,973
Total deferred tax assets	**$45,602**	$47,822
Deferred tax liabilities:		
Lease revenue reporting	**$1,216**	$2,096
Accumulated other comprehensive income – SFAS 115	**513**	—
Deferred investment income	**11,346**	12,319
Pension plan	**4,713**	5,625
Mortgage servicing rights	**3,571**	3,630
Purchase accounting adjustments	**5,264**	1,416
Other	**708**	346
Total deferred tax liabilities	**$27,331**	$25,432
Net deferred tax asset	**$18,271**	$22,390

The components of the provision for federal and state income taxes are shown below:

December 31 (Dollars in thousands)	2007	2006	2005
Currently payable			
Federal	**$37,692**	$38,830	$38,196
State	**117**	—	—
Deferred			
Federal	**(7,269)**	156	1,990
State	**(570)**	—	—
Total	**$29,970**	$38,986	$40,186

The following is a reconcilement of income tax expense to the amount computed at the statutory federal rate of 35% for the years ended December 31, 2007, 2006 and 2005.

December 31	2007	2006	2005
Statutory federal corporate tax rate	**35.0%**	35.0%	35.0%
Changes in rates resulting from:			
Tax-exempt interest income, net of disallowed interest	**(2.6%)**	(1.2%)	(1.3%)
Bank owned life insurance	**(2.8%)**	(1.0%)	(.9%)
Tax credits (low income housing)	**(7.5%)**	(2.9%)	(2.5%)
Goodwill impairment	**35.9%**	—	—
State income tax expense, net of federal benefit	**(.6%)**	—	—
Other	**(.5%)**	(.6%)	(.6%)
Effective tax rate	**56.9%**	29.3%	29.7%

Park and its subsidiary banks do not pay state income tax to the State of Ohio, but pay a franchise tax based on their year-end equity. The franchise tax expense is included in state tax expense and is shown in "state taxes" on Park's Consolidated Statements of Income. Vision Bank is subject to state income tax, in the states of Alabama and Florida. State income tax expense for Vision Bank is included in "income taxes" on Park's Consolidated Statements of Income. Vision Bank's 2007 state income tax benefit was $(453,000).

Unrecognized Tax Benefits

The beginning and ending amount of unrecognized tax benefits is as follows:

(Dollars in thousands)	
January 1, 2007 Balance	**$713**
Additions based on tax positions related to the current year	250
Additions for tax positions of prior years	17
Reductions for tax positions of prior years	(24)
Reductions due to the statute of limitations	(128)
Settlements	—
December 31, 2007 Balance	**$828**

Of this total, $578,000 represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in future periods. Park does not expect the total amount of unrecognized tax benefits to significantly increase or decrease during the next year.

The total amount of interest and penalties recorded in the income statement for the year ended December 31, 2007 was $(3,000), and the amount accrued for interest and penalties at December 31, 2007 was $73,000.

Park and its subsidiaries are subject to U.S. federal income tax. Some of Park's subsidiaries are subject to state income tax in the following states: Alabama, Florida, California, Kentucky, Michigan, New Jersey, Pennsylvania and West Virginia. Park is no longer subject to examination by federal or state taxing authorities for the tax year 2003 and the years prior.

15. OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes are shown in the following table for the years ended December 31, 2007, 2006 and 2005.

Year ended December 31 (Dollars in thousands)	Before-Tax Amount	Tax Expense	Net-of-Tax Amount
2007:			
Unrealized gains on available-for-sale securities	**$ 26,071**	**$ 9,125**	**$ 16,946**
Changes in pension plan assets and benefit obligations recognized in Other Comprehensive Income	**5,025**	**1,759**	**3,266**
Other comprehensive income	**$ 31,096**	**$ 10,884**	**$ 20,212**
2006:			
Unrealized losses on available-for-sale securities	$ (8,905)	$ (3,117)	$ (5,788)
Reclassification adjustment for gains realized in net income	(97)	(34)	(63)
Other comprehensive loss	$ (9,002)	$ (3,151)	$ (5,851)
2005:			
Unrealized losses on available-for-sale securities	$(34,650)	$(12,127)	$(22,523)
Reclassification adjustment for gains realized in net income	(96)	(34)	(62)
Other comprehensive loss	$(34,746)	$(12,161)	$(22,585)

16. EARNINGS PER SHARE

SFAS No. 128, "Earnings Per Share" requires the reporting of basic and diluted earnings per share. Basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share.

The following table sets forth the computation of basic and diluted earnings per share:

Year ended December 31 (Dollars in thousands, except per share data)	2007	2006	2005
Numerator:			
Net income	**$22,707**	$94,091	$95,238
Denominator:			
Basic earnings per share:			
Weighted-average shares	**14,212,805**	13,929,090	14,258,519
Effect of dilutive securities – stock options	**4,678**	37,746	89,724
Diluted earnings per share:			
Adjusted weighted-average shares and assumed conversions	**14,217,483**	13,966,836	14,348,243
Earnings per share:			
Basic earnings per share	**$1.60**	$6.75	$6.68
Diluted earnings per share	**$1.60**	$6.74	$6.64

Stock options for 507,459 and 434,136 shares of common stock were not considered in computing diluted earnings per share for 2007 and 2006, respectively, because they were anti-dilutive.

17. DIVIDEND RESTRICTIONS

Bank regulators limit the amount of dividends a subsidiary bank can declare in any calendar year without obtaining prior approval. At December 31, 2007, approximately $13.9 million of the total stockholders' equity of the bank subsidiaries is available for the payment of dividends to the Corporation, without approval by the applicable regulatory authorities.

18. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK

The Corporation is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include loan commitments and standby letters of credit. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Since many of the loan commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan commitments to customers.

The total amounts of off-balance sheet financial instruments with credit risk are as follows:

December 31 (Dollars in thousands)	2007	2006
Loan commitments	**$995,775**	$824,412
Unused credit card limits	**132,242**	140,100
Standby letters of credit	**30,009**	19,687

The loan commitments are generally for variable rates of interest.

The Corporation grants retail, commercial and commercial real estate loans to customers primarily located in Ohio, Alabama and the panhandle of Florida. The Corporation evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Although the Corporation has a diversified loan portfolio, a substantial portion of the borrowers' ability to honor their contracts is dependent upon the economic conditions in each borrower's geographic location.

19. FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets' fair values.

Interest bearing deposits with other banks: The carrying amounts reported in the balance sheet for interest bearing deposits with other banks approximate those assets' fair values.

Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Bank owned life insurance: The carrying amounts reported in the balance sheet for bank owned life insurance approximate those assets' fair values.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for certain mortgage loans (e.g., one-to-four family residential) are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Off-balance sheet instruments: Fair values for the Corporation's loan commitments and standby letters of credit are based on the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counter-parties' credit standing.

Deposit liabilities: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, savings, and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate, fixed-term certificates of deposit approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities of time deposits. Maturities of time deposits in denominations of $100,000 and over at December 31, 2007, maturing in 12 months or less, were $542.7 million and those maturing after 12 months were $99.3 million.

Short-term borrowings: The carrying amounts of federal funds purchased, borrowings under repurchase agreements and other short-term borrowings approximate their fair values.

Long-term debt: Fair values for long-term debt are estimated using a discounted cash flow calculation that applies interest rates currently being offered on long-term debt to a schedule of monthly maturities.

Subordinated debt: The carrying amounts reported in the balance sheet approximate fair value. The interest rates on these instruments reprice every 90 days based on the three-month LIBOR.

The fair value of financial instruments at December 31, 2007 and 2006, is as follows:

December 31, (In thousands)	2007 Carrying Amount	2007 Fair Value	2006 Carrying Amount	2006 Fair Value
Financial assets:				
Cash and money market instruments	$ 193,397	$ 193,397	$ 186,256	$ 186,256
Interest bearing deposits with other banks	1	1	1	1
Investment securities	1,703,103	1,699,096	1,513,498	1,506,799
Bank owned life insurance	119,472	119,472	113,101	113,101
Loans receivable, net	$4,130,232	$4,217,169	$3,399,997	$3,447,778
Financial liabilities:				
Noninterest bearing checking	$ 695,466	$ 695,466	$ 664,962	$ 664,962
Interest bearing transaction accounts	1,338,492	1,338,492	1,033,870	1,033,870
Savings	531,049	531,049	543,724	543,724
Time deposits	1,872,440	1,873,114	1,581,120	1,575,713
Other	1,792	1,792	1,858	1,858
Total deposits	$4,439,239	$4,439,913	$3,825,534	$3,820,127
Short-term borrowings	759,318	759,318	375,773	375,773
Long-term debt	590,409	605,866	604,140	603,516
Subordinated debentures	40,000	40,000	—	—
Unrecognized financial instruments:				
Loan commitments	—	(996)	—	(824)
Standby letters of credit	—	(150)	—	(98)

20. CAPITAL RATIOS

The following table reflects various measures of capital at December 31, 2007 and December 31, 2006:

December 31, (Dollars in thousands)	2007 Amount	2007 Ratio	2006 Amount	2006 Ratio
Total equity (1)	$580,012	8.92%	$570,439	10.43%
Tier 1 capital (2)	452,073	10.16%	528,019	14.72%
Total risk-based capital (3)	533,041	11.97%	573,216	15.98%
Leverage (4)	452,073	7.10%	528,019	9.96%

(1) Stockholders' equity including accumulated other comprehensive income (loss); computed as a ratio to total assets.

(2) Stockholders' equity less certain intangibles and accumulated other comprehensive income (loss) plus qualifying trust preferred securities; computed as a ratio to risk-adjusted assets, as defined.

(3) Tier 1 capital plus qualifying loan loss allowance and subordinated debt; computed as a ratio to risk-adjusted assets, as defined.

(4) Tier 1 capital computed as a ratio to average total assets less certain intangibles.

At December 31, 2007 and 2006, the Corporation's Tier 1, total risk-based capital and leverage ratios were well above both the required minimum levels of 4.00%, 8.00% and 4.00%, respectively and the well-capitalized levels of 6.00%, 10.00% and 5.00%, respectively.

At December 31, 2007 and 2006, all of the Corporations subsidiary financial institutions met the well-capitalized levels under the capital definitions prescribed in the FDIC Improvement Act of 1991. The following table indicates the capital ratios for each subsidiary at December 31, 2007 and December 31, 2006.

December 31	2007			2006		
	Tier 1 Risk-Based	Total Risk-Based	Leverage	Tier 1 Risk-Based	Total Risk-Based	Leverage
Park National Bank	7.92%	10.78%	5.66%	8.11%	10.76%	5.84%
Richland Trust Company	11.36%	12.62%	5.68%	9.44%	10.70%	5.47%
Century National Bank	9.32%	10.95%	6.14%	8.69%	10.44%	5.57%
First-Knox National Bank	8.81%	11.09%	5.84%	8.01%	10.61%	5.27%
United Bank, N.A.	11.38%	12.63%	6.06%	10.89%	12.15%	5.37%
Second National Bank	8.49%	10.49%	5.27%	8.39%	10.64%	5.39%
Security National Bank	9.22%	10.79%	5.97%	9.18%	10.76%	5.45%
Citizens National Bank	13.27%	14.52%	6.61%	14.58%	15.83%	7.24%
Vision Bank	9.01%	10.28%	7.08%	—	—	—

21. SEGMENT INFORMATION

The Corporation's segments are its banking subsidiaries. The operating results of the banking subsidiaries are monitored closely by senior management and each president of the subsidiary and division are held accountable for their results. Information about reportable segments follows. See Note 2 for a detailed description of individual banking subsidiaries.

Operating Results for the year ended December 31, 2007 (In thousands)

	PNB	RTC	CNB	FKNB	UB	SNB	SEC	CIT	VB	All Others	Total
Net interest income	$ 73,123	$ 17,142	$ 25,795	$ 30,900	$ 7,558	$ 12,631	$ 29,295	$ 5,111	$ 23,756	$9,366	$ 234,677
Provision for loan losses	2,991	2,200	545	880	—	450	900	—	19,425	2,085	29,476
Other income	28,016	5,255	9,451	8,267	2,441	2,736	9,596	1,720	3,465	693	71,640
Depreciation and amortization	1,986	378	813	737	242	261	769	206	1,024	64	6,480
Goodwill impairment charge	—	—	—	—	—	—	—	—	54,035	—	54,035
Other expense	49,938	10,872	15,848	17,644	6,221	7,728	19,725	3,931	17,521	14,221	163,649
Income (loss) before income taxes	46,224	8,947	18,040	19,906	3,536	6,928	17,497	2,694	(64,784)	(6,311)	52,677
Income taxes	15,141	3,032	6,127	6,723	1,126	2,081	5,598	864	(4,103)	(6,619)	29,970
Net income (loss)	$ 31,083	$ 5,915	$ 11,913	$ 13,183	$ 2,410	$ 4,847	$ 11,899	$ 1,830	$ (60,681)	$308	$ 22,707
Balances at December 31, 2007:											
Assets	$2,140,160	$519,036	$725,661	$816,674	$196,254	$434,862	$813,671	$145,547	$855,794	$(146,557)	$6,501,102
Loans	1,426,178	220,013	529,557	550,009	95,681	249,858	450,509	53,089	639,097	10,143	4,224,134
Deposits	1,352,990	401,377	483,259	489,302	170,048	246,782	561,889	119,915	656,768	(43,091)	4,439,239

Operating Results for the year ended December 31, 2006 (In thousands)

	PNB	RTC	CNB	FKNB	UB	SNB	SEC	CIT	VB	All Others	Total
Net interest income	$ 72,526	$ 18,493	$ 23,361	$ 30,755	$ 7,727	$ 12,034	$ 30,479	$ 5,383	$ —	$ 12,486	$ 213,244
Provision for loan losses	1,713	220	180	630	(130)	155	235	125	—	799	3,927
Other income	27,858	4,672	8,498	7,772	2,218	2,333	9,051	1,709	—	651	64,762
Depreciation and amortization	1,790	433	866	689	245	299	779	221	—	200	5,522
Other expense	46,030	10,402	15,519	16,484	6,103	7,181	19,308	4,053	—	10,400	135,480
Income before taxes	50,851	12,110	15,294	20,724	3,727	6,732	19,208	2,693	—	1,738	133,077
Income taxes	16,486	4,123	5,145	7,010	1,190	2,027	6,291	839	—	(4,125)	38,986
Net income	$ 34,365	$ 7,987	$ 10,149	$ 13,714	$ 2,537	$ 4,705	$ 12,917	$ 1,854	$ —	$ 5,863	$ 94,091
Balances at December 31, 2006:											
Assets	$1,970,072	$534,142	$745,168	$778,864	$220,701	$397,602	$860,995	$162,498	$ —	$(199,166)	$5,470,876
Loans	1,368,125	245,694	511,684	521,111	92,843	227,337	446,110	58,254	—	9,544	3,480,702
Deposits	1,367,942	377,356	493,218	499,199	194,834	248,985	572,269	122,358	—	(50,627)	3,825,534

Operating Results for the year ended December 31, 2005 (In thousands)

	PNB	RTC	CNB	FKNB	UB	SNB	SEC	CIT	VB	All Others	Total
Net interest income	$ 71,227	$ 20,273	$ 27,599	$ 30,855	$ 8,606	$ 13,592	$ 30,811	$ 6,140	$ —	$ 11,461	$ 220,564
Provision for loan losses	2,611	700	150	1,127	(160)	(510)	1,005	(100)	—	584	5,407
Other income	25,566	4,442	7,439	7,191	1,968	2,154	8,880	1,518	—	547	59,705
Depreciation and amortization	1,705	394	913	675	233	315	993	200	—	213	5,641
Other expense	43,622	10,226	15,155	16,156	6,026	7,238	18,665	4,701	—	12,008	133,797
Income before taxes	48,855	13,395	18,820	20,088	4,475	8,703	19,028	2,857	—	(797)	135,424
Income taxes	15,924	4,553	6,356	6,739	1,449	2,674	6,231	929	—	(4,669)	40,186
Net income	$ 32,931	$ 8,842	$ 12,464	$ 13,349	$ 3,026	$ 6,029	$ 12,797	$ 1,928	$ —	$ 3,872	$ 95,238
Balances at December 31, 2005:											
Assets	$1,999,102	$506,198	$711,804	$753,288	$228,716	$392,257	$924,484	$173,190	$ —	$(252,991)	$5,436,048
Loans	1,247,105	266,293	503,278	507,148	96,232	203,638	439,698	58,611	—	6,109	3,328,112
Deposits	1,343,180	373,398	469,333	476,257	180,274	250,553	578,404	123,555	—	(37,197)	3,757,757

Reconciliation of financial information for the reportable segments to the Corporation's consolidated totals.

(In thousands)	Net Interest Income	Depreciation Expense	Other Expense	Income Taxes	Assets	Deposits
2007:						
Totals for reportable segments	$225,310	$6,416	$203,463	$36,588	$6,647,659	$4,482,330
Elimination of intersegment items	—	—	—	—	(245,445)	(43,091)
Parent Co. and GFC totals – not eliminated	9,367	39	14,221	(6,618)	98,888	—
Other items	—	25	—	—	—	—
Totals	$234,677	$6,480	$217,684	$29,970	$6,501,102	$4,439,239
2006:						
Totals for reportable segments	$200,758	$5,322	$125,080	$43,111	$5,670,042	$3,876,161
Elimination of intersegment items	—	—	—	—	(290,163)	(50,627)
Parent Co. and GFC totals – not eliminated	12,486	49	10,400	(4,125)	90,997	—
Other items	—	151	—	—	—	—
Totals	$213,244	$5,522	$135,480	$38,986	$5,470,876	$3,825,534
2005:						
Totals for reportable segments	$209,103	$5,428	$121,789	$44,855	$5,689,039	$3,794,954
Elimination of intersegment items	—	—	—	—	(337,393)	(37,197)
Parent Co. and GFC totals – not eliminated	11,461	62	12,008	(4,669)	84,402	—
Other items	—	151	—	—	—	—
Totals	$220,564	$5,641	$133,797	$40,186	$5,436,048	$3,757,757

22. PARENT COMPANY STATEMENTS

The Parent Company statements should be read in conjunction with the consolidated financial statements and the information set forth below.

Investments in subsidiaries are accounted for using the equity method of accounting.

The effective tax rate for the Parent Company is substantially less than the statutory rate due principally to tax-exempt dividends from subsidiaries.

Cash represents noninterest bearing deposits with a bank subsidiary.

Net cash provided by operating activities reflects cash payments (received from subsidiaries) for income taxes of $6.670 million, $5.345 million and $5.492 million in 2007, 2006 and 2005, respectively.

At December 31, 2007 and 2006, stockholders' equity reflected in the Parent Company balance sheet includes $127.3 million and $127.1 million, respectively, of undistributed earnings of the Corporation's subsidiaries which are restricted from transfer as dividends to the Corporation.

Balance Sheets

at December 31, 2007 and 2006

(In thousands)	2007	2006
Assets:		
Cash	$ 22,541	$150,954
Investment in subsidiaries	547,171	382,620
Debentures receivable from subsidiary banks	7,500	27,500
Other investments	1,395	1,504
Other assets	62,675	56,259
Total assets	$641,282	$618,837
Liabilities:		
Dividends payable	$ 13,173	$ 12,947
Subordinated debentures	15,000	—
Other liabilities	33,097	35,451
Total liabilities	61,270	48,398
Total stockholders' equity	580,012	570,439
Total liabilities and stockholders' equity	$641,282	$618,837

Statements of Income

for the years ended December 31, 2007, 2006 and 2005

(In thousands)	2007	2006	2005
Income:			
Dividends from subsidiaries	$ 65,564	$89,500	$109,250
Interest and dividends	3,828	7,107	6,553
Other	673	632	514
Total income	70,065	97,239	116,317
Expense:			
Other, net	12,032	8,307	10,096
Total expense	12,032	8,307	10,096
Income before federal taxes and equity in undistributed earnings of subsidiaries	58,033	88,932	106,221
Federal income tax benefit	7,055	4,985	5,503
Income before equity in undistributed earnings of subsidiaries	65,088	93,917	111,724
Equity in undistributed (losses) earnings of subsidiaries	(42,381)	174	(16,486)
Net income	$ 22,707	$94,091	$ 95,238

Statements of Cash Flows

for the years ended December 31, 2007, 2006 and 2005

(In thousands)	2007	2006	2005
Operating activities:			
Net income	**$ 22,707**	$ 94,091	$ 95,238
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed losses (earnings) of subsidiaries	**42,381**	(174)	16,486
Realized net investment security (gains)	**—**	(97)	—
(Gain) on sale of assets	**(18)**	—	—
(Increase) decrease in dividends receivable from subsidiaries	**—**	75,075	(48,675)
Stock based compensation expense	**893**	—	—
Increase in other assets	**(6,227)**	(4,090)	(5,138)
Increase in other liabilities	**1,774**	1,378	1,408
Net cash provided by operating activities	**61,510**	166,183	59,319
Investing activities:			
Cash paid for acquisition, net	**(85,600)**	(9,052)	(52,500)
Sales (purchases) of investment securities	**(400)**	403	(521)
Capital contribution to subsidiary	**(6,700)**	(2,000)	(8,000)
Cash received for sale of premises	**48**	—	—
Repayment of debentures receivable from subsidiaries	**20,000**	28,500	—
Net cash (used in) provided by investing activities	**(72,652)**	17,851	(61,021)
Financing activities:			
Cash dividends paid	**(52,533)**	(51,470)	(51,498)
Proceeds from issuance of common stock	**—**	42	117
Cash payment for fractional shares	**(5)**	(5)	(3)
Purchase of treasury stock, net	**(64,733)**	(26,690)	(25,289)
Net cash used in financing activities	**(117,271)**	(78,123)	(76,673)
Decrease (increase) in cash	**(128,413)**	105,911	(78,375)
Cash at beginning of year	**150,954**	45,043	123,418
Cash at end of year	**$ 22,541**	$150,954	$ 45,043

23. SUBSEQUENT EVENTS

On January 2, 2008, Park entered into an interest rate swap transaction, with the notional amount of $25,000,000, which matures on December 28, 2012. The counter-party to the "pay fixed-receive floating" interest rate swap agreement is U.S. Bank. Park will pay a fixed rate of 4.01% and receive three-month LIBOR for the term of the swap. Park has designated all cash-flows pertaining to the $25,000,000 in principal Subordinated Debenture as hedged until the maturity of the interest rate swap. The repricing dates of the interest rate swap match those of the Subordinated Debenture, through the maturity date of the interest rate swap on December 28, 2012.

END